SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2016
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Table of Contents

Company Information
Capital Breakdown	1
Cash distribution	2
Parent Company Financial Statements
Balance Sheet – Assets	3
Balance Sheet – Liabilities	4
Statement of Income	5
Statement of Comprehensive Income	6
Statement of Cash Flows	7
Statement of Changes in Shareholders’ Equity
1/1/2015 to 12/31/2015	8
1/1/2014 to 12/31/2014	9
Statement of Value Added	9
Consolidated Financial Statements
Balance Sheet – Assets	10
Balance Sheet – Liabilities	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders’ Equity
1/1/2015 to 12/31/2015	16
1/1/2014 to 12/31/2014	17
Statement of Value Added	18
Comments on the Company’s Consolidated Performance	19
Notes to the Financial Statements	30
Reports and Statements
Unqualified Independent Auditors’ Review Report	116
Opnion of the Supervisory Board or Equivalent Body	118
Statement of Diretors on the Financial Statements	119
Statement of Diretors on Auditors’ Report	120

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 12/31/2015
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	30,391,000
Preferred	0
Total	30,391,000

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Company Information / Cash distribution

Event	Approval	Dividends	Initial Payment	Type of share	Class of share	Dividends per common share (R$/share)

Meeting of Board of Directors	03/11/2015	Dividends	03/19/2015	Ordinary		0.20263

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Parent Company Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Year 12/31/2015	First prior year 12/31/2014	Second prior year 12/31/2013
1	Total assets	45,605,526	49,599,467	0
1.01	Current assets	8,842,440	8,692,821	0
1.01.01	Cash and cash equivalents	1,885,199	3,146,393	0
1.01.02	Financial investments	763,599	0	0
1.01.02.02	Financial investments measured at amortized cost	763,599	0	0
1.01.03	Trade receivables	2,467,523	1,604,498	0
1.01.04	Inventories	2,850,744	3,036,799	0
1.01.08	Other current assets	875,375	905,131	0
1.02	Non-current assets	36,763,086	40,906,646	0
1.02.01	Long-term receivables	4,510,431	3,509,307	0
1.02.01.06	Deferred taxes	3,228,961	2,438,929	0
1.02.01.09	Other non-current assets	1,281,470	1,070,378	0
1.02.02	Investments	23,323,565	24,199,129	0
1.02.03	Property, plant and equipment	8,866,348	13,109,294	0
1.02.04	Intangible assets	62,742	88,916	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP –– Annual Financial Statements – December 31, 2015 – CIA SIDERURGICA NACIONAL

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Parent Company Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Year 12/31/2015	First prior year 12/31/2014	Second prior year 12/31/2013
2	Total liabilities	45,605,526	49,599,467	0
2.01	Current liabilities	4,272,372	5,630,365	0
2.01.01	Payroll and related taxes	141,496	165,718	0
2.01.02	Trade payables	742,364	919,632	0
2.01.03	Taxes payable	5,814	86,920	0
2.01.04	Borrowings and financing	2,879,073	3,190,914	0
2.01.05	Other payables	411,699	803,597	0
2.01.06	Provisions	91,926	463,584	0
2.01.06.01	Provision for tax, social security, labor and civil risks	91,926	463,584	0
2.02	Non-current liabilities	33,668,407	38,272,634	0
2.02.01	Borrowings and financing	31,109,017	26,369,912	0
2.02.02	Other payables	126,450	9,818,512	0
2.02.04	Provisions	2,432,940	2,084,210	0
2.02.04.01	Provision for tax, social security, labor and civil risks	564,372	174,649	0
2.02.04.02	Other provisions	1,868,568	1,909,561	0
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	259,115	233,262	0
2.02.04.02.04	Pension and healthcare plan	514,367	587,740	0
2.02.04.02.05	Provision for losses on investments	1,095,086	1,088,559	0
2.03	Consolidated Shareholders’ equity	7,664,747	5,696,468	0
2.03.01	Issued capital	4,540,000	4,540,000	0
2.03.02	Capital reserves	30	30	0
2.03.04	Earnings reserves	2,464,701	1,131,298	0
2.03.04.01	Legal reserve	442,531	361,641	0
2.03.04.02	Statutory reserve	2,151,920	999,243	0
2.03.04.04	Earnings reserves to realize	109,226	0	0
2.03.04.09	Treasury shares	-238,976	-229,586	0
2.03.08	Other comprehensive income	660,016	25,140	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP –– Annual Financial Statements – December 31, 2015 – CIA SIDERURGICA NACIONAL

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Parent Company Statements / Statements of Income
(R$ thousand)
Code	Description	Current Year 1/1/2015 to 12/31/2015	First Prior Year 1/1/2014 to 12/31/2014	Second Prior Year 1/1/2013 to 12/31/2013
3.01	Net revenue from sales and/or services	11,718,369	13,165,514	0
3.02	Cost of sales and/or services	-9,137,528	-9,159,454	0
3.03	Gross profit	2,580,841	4,006,060	0
3.04	Operating expenses/income	4,518,263	-205,248	0
3.04.01	Selling expenses	-683,516	-455,525	0
3.04.02	General and administrative expenses	-374,253	-359,959	0
3.04.04	Other operating income	416,830	52,365	0
3.04.05	Other operating expenses	-1,169,567	-540,372	0
3.04.06	Equity in income of affiliates	6,328,769	1,098,243	0
3.05	Profit before finance income (costs) and taxes	7,099,104	3,800,812	0
3.06	Finance income (costs)	-6,041,223	-4,498,072	0
3.06.01	Finance income	914,350	300,552	0
3.06.02	Finance costs	-6,955,573	-4,798,624	0
3.06.02.01	Net exchange difference on financial instruments	-3,931,250	-1,309,963	0
3.06.02.02	Finance costs	-3,024,323	-3,488,661	0
3.07	Profit (loss) before taxes on income	1,057,881	-697,260	0
3.08	Income tax and social contribution	559,912	592,042	0
3.09	Profit (loss) from continuing operations	1,617,793	-105,218	0
3.11	Profit (loss) for the year	1,617,793	-105,218	0
3.99	Earnings per share - (R$/share)			0
3.99.01	Basic earnings per share			0
3.99.01.01	Common shares	1,19205	-0,07443	0
3.99.02	Diluted earnings per share			0
3.99.02.01	Common shares	1,19205	-0,07443	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP –– Annual Financial Statements – December 31, 2015 – CIA SIDERURGICA NACIONAL

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Parent Company Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Year 1/1/2015 to 12/31/2015	First Prior Year 1/1/2014 to 12/31/2014	Second Prior Year 1/1/2013 to 12/31/2013
4.01	Profit for the year	1,617,793	-105,218	0
4.02	Other comprehensive income	-949,903	-691,832	0
4.02.01	Actuarial (losses) gains on defined benefit plan from investments in subsidiaries	-722	2,243	0
4.02.02	Actuarial gains (losses) on defined benefit pension plan	93,663	-95,208	0
4.02.03	Income tax and social contribution on actuarial (losses) gains on defined benefit pension plan	-118	32,371	0
4.02.04	Cumulative translation adjustments for the year	530,540	28,227	0
4.02.05	Available-for-sale assets	-938,160	-971,251	0
4.02.06	Income tax and social contribution on available-for-sale assets	163,442	330,225	0
4.02.07	Available-for-sale assets from investments in subsidiaries	-20,817	3,347	0
4.02.08	Impairment of available-for-sale assets	555,298	199,372	0
4.02.09	Income tax and social contribution on impairment of available-for-sale assets	-33,269	-67,786	0
4.02.10	Gain (loss) on percentage change in investments	1,980	-73,754	0
4.02.11	Loss on cash flow hedge accounting	-1,399,457	-120,633	0
4.02.12	Income tax and social contribution on gain on cash flow hedge accounting	117,865	41,015	0
4.02.13	Loss on net investment hedge on subsidiaries	-20,148	0	0
4.03	Comprehensive income for the year	667,890	-797,050	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Parent Company Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Current Year 1/1/2015 to 12/31/2015	First Prior Year 1/1/2014 to 12/31/2014	Second Prior Year 1/1/2013 to 12/31/2013
6.01	Net cash generated by operating activities	3,277,089	448,416	0
6.01.01	Cash generated from operations	3,964,641	4,088,199	0
6.01.01.01	Profit (loss) for the year	1,617,793	-105,218	0
6.01.01.02	Charges on borrowings and financing	2,852,609	3,229,036	0
6.01.01.03	Charges on loans and financing granted	-26,073	-14,102	0
6.01.01.04	Depreciation, depletion and amortization	863,741	1,023,612	0
6.01.01.05	Equity in income (losses) of affiliates	-6,328,769	-1,098,243	0
6.01.01.06	Deferred income tax and social contribution	-557,443	-622,512	0
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	37,228	-4,711	0
6.01.01.08	Inflation adjustment and exchange differences, net	4,875,358	1,427,714	0
6.01.01.09	Gain on derivative transactions	0	943	0
6.01.01.10	Impairment of available-for-sale assets	555,298	199,372	0
6.01.01.11	Residual value of permanent assets written off	3,990	13,474	0
6.01.01.13	Provision for actuarial liabilities	1,499	7,199	0
6.01.01.16	Other provisions	69,410	31,635	0
6.01.02	Changes in assets and liabilities	-687,552	-3,639,783	0
6.01.02.01	Trade receivables - third parties	149,439	-34,340	0
6.01.02.02	Trade receivables - related parties	-1,235,843	-600,943	0
6.01.02.03	Inventories	-265,868	-550,219	0
6.01.02.04	Receivables - related parties / Dividends	3,309,886	344,203	0
6.01.02.05	Recoverable taxes	-456,924	-60,005	0
6.01.02.06	Judicial deposits	-16,622	209,098	0
6.01.02.09	Trade payables	303,316	-326,714	0
6.01.02.10	Payroll and related taxes	129,147	1,689	0
6.01.02.11	Taxes in installments - REFIS	-82,025	-487,532	0
6.01.02.13	Payables to related parties	85,163	230,667	0
6.01.02.15	Interest paid	-2,663,272	-2,428,013	0
6.01.02.17	Interest on swaps paid	0	-1,279	0
6.01.02.18	Interest received	651	13,609	0
6.01.02.19	Other	55,400	49,996	0
6.02	Net cash used in investing activities	-4,319,281	1,407,716	0
6.02.01	Investments / Advances for future capital increase	-2,762,754	-99,927	0
6.02.02	Purchase of property, plant and equipment	-1,413,091	-1,596,050	0
6.02.03	Cash from acquisition of subsidiaries	129,745	0	0
6.02.05	Capital reduction in subsidiary	486,758	3,120,344	0
6.02.10	Intercompany loans granted	-61,217	-40,973	0
6.02.11	Intercompany loans received	5,546	168,340	0
6.02.12	Exclusive funds	59,331	-144,018	0
6.02.13	Financial Investments, net of redemption	-763,599	0	0
6.03	Net cash used in financing activities	-230,272	1,083,505	0
6.03.01	Borrowings and financing, net of transaction cost	367,879	1,628,729	0
6.03.02	Borrowings and financing - related parties	1,725,595	1,763,015	0
6.03.03	Amortization of principal on borrowings and financing	-974,049	-1,184,657	0
6.03.04	Amortization of principal on borrowings and financing - related parties	-568,872	-154,115	0
6.03.05	Payments of dividends and interests on shareholder´s equity	-549,835	-424,939	0
6.03.06	Forfaiting capitalization / drawee Risk	924,706	641,430	0
6.03.07	Forfaiting amortization / drawee Risk	-1,146,306	-276,754	0
6.03.08	Treasury shares	-9,390	-909,204	0
6.04	Exchange differences on translating cash and cash equivalents	11,270	132	0
6.05	Decrease increase in cash and cash equivalents	-1,261,194	2,939,769	0
6.05.01	Cash and equivalents at the beginning of the year	3,146,393	206,624	0
6.05.02	Cash and equivalents at the end of the year	1,885,199	3,146,393	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP –– Annual Financial Statements – December 31, 2015 – CIA SIDERURGICA NACIONAL

Version: 1

Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2015 to 12/31/2015
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserves	Retained earnings or accumulated losses	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468
5.03	Adjusted opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468
5.04	Capital transactions with shareholders	0	0	-284,390	0	0	-284,390
5.04.04	Treasury shares acquired	0	0	-9,390	0	0	-9,390
5.04.06	Dividends	0	0	-275,000	0	0	-275,000
5.05	Total comprehensive income	0	0	0	1,617,793	634,876	2,252,669
5.05.01	Profit for the year	0	0	0	1,617,793	0	1,617,793
5.05.02	Other comprehensive income	0	0	0	0	634,876	634,876
5.05.02.04	Translation adjustments for the year	0	0	0	0	530,540	530,540
5.05.02.06	Actuarial gains on defined benefit pension plan, net of taxes	0	0	0	0	92,823	92,823
5.05.02.07	Available-for-sale assets, net of taxes	0	0	0	0	-273,506	-273,506
5.05.02.08	Gain on percentage change in investments	0	0	0	0	1,980	1,980
5.05.02.09	Loss on Cash Flow Hedge Accounting, net of taxes	0	0	0	0	-1,281,592	-1,281,592
5.05.02.10	Loss on net investment hedge accounting	0	0	0	0	-20,148	-20,148
5.05.02.11	Gain on business combination	0	0	0	0	1,584,779	1,584,779
5.06	Internal changes in shareholders' equity	0	0	1,617,793	-1,617,793	0	0
5.06.01	Earnings reserves	0	0	1,617,793	-1,617,793	0	0
5.07	Closing balances	4,540,000	30	2,464,701	0	660,016	7,664,747

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP –– Annual Financial Statements – December 31, 2015 – CIA SIDERURGICA NACIONAL

Version: 1

Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2014 to 12/31/2014
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserves	Retained earnings or accumulated losses	Other comprehensive income	Shareholders’ equity
5.01	Opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570
5.03	Adjusted opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570
5.04	Capital transactions with shareholders	0	0	-1,609,204	0	0	-1,609,204
5.04.04	Treasury shares acquired	0	0	-909,204	0	0	-909,204
5.04.06	Dividends	0	0	-700,000	0	0	-700,000
5.04.08	Cancelation of treasury shares	0	0	679,618	0	0	679,618
5.04.09	Cancelation of treasury shares	0	0	-679,618	0	0	-679,618
5.05	Total comprehensive income	0	0	0	-99,066	-691,832	-790,898
5.05.01	Profit for the year	0	0	0	-105,218	0	-105,218
5.05.02	Other comprehensive income	0	0	0	6,152	-691,832	-685,680
5.05.02.04	Translation adjustments for the year	0	0	0	0	28,227	28,227
5.05.02.06	Actuarial losses on defined benefit pension plan, net of taxes	0	0	0	0	-54,442	-54,442
5.05.02.07	Actuarial gain recycled to retained earnings	0	0	0	6,152	-6,152	0
5.05.02.08	Available-for-sale assets, net of taxes	0	0	0	0	-506,093	-506,093
5.05.02.09	Loss on percentage change in investments	0	0	0	0	-73,754	-73,754
5.05.02.10	Losson hedge accounting, net of taxes	0	0	0	0	-79,618	-79,618
5.06	Internal changes in shareholders' equity	0	0	-99,066	99,066	0	0
5.06.04	Reversal of statutory working capital reserve	0	0	-99,066	99,066	0	0
5.07	Closing balances	4,540,000	30	1,131,298	0	25,140	5,696,468

Parent Company Statements / Statement of Value Added
(R$ thousand)

Code	Description	Current Year	First Prior Year	Second Prior Year
		1/1/2015 to 12/31/2015	1/1/2014 to 12/31/2014	1/1/2013 to 12/31/2013
7.01	Revenues	14,141,702	15,869,520	0
7.01.01	Sales of products and services	13,869,552	15,824,823	0
7.01.02	Other revenues	293,934	49,715	0
7.01.04	Allowance for (reversal of) doubtful debts	-21,784	-5,018	0
7.02	Raw materials acquired from third parties	-10,512,997	-9,698,101	0
7.02.01	Cost of sales and services	-8,152,169	-8,279,828	0
7.02.02	Materials, electric power, outside services and other	-1,816,802	-1,213,780	0
7.02.03	Impairment/recovery of assets	11,272	-5,121	0
7.02.04	Other	-555,298	-199,372	0
7.02.04.01	Impairment of available-for-sale assets	-555,298	-199,372	0
7.03	Gross value added	3,628,705	6,171,419	0
7.04	Retentions	-863,741	-1,023,612	0
7.04.01	Depreciation, amortization and depletion	-863,741	-1,023,612	0
7.05	Wealth created	2,764,964	5,147,807	0
7.06	Value added received as transfer	8,354,632	1,627,624	0
7.06.01	Equity in income of affiliates	6,328,769	1,098,243	0
7.06.02	Finance income	914,350	300,552	0
7.06.03	Other	1,111,513	228,829	0
7.06.03.01	Other and exchange gains	1,111,513	228,829	0
7.07	Wealth for distribution	11,119,596	6,775,431	0
7.08	Wealth distributed	11,119,596	6,775,431	0
7.08.01	Personnel	1,450,801	1,288,852	0
7.08.01.01	Salaries and wages	1,115,124	1,003,180	0
7.08.01.02	Benefits	262,697	213,521	0
7.08.01.03	Severance pay fund (FGTS)	72,980	72,151	0
7.08.02	Taxes, fees and contributions	-10,529	575,198	0
7.08.02.01	Federal	-143,376	417,447	0
7.08.02.02	State	122,819	135,477	0
7.08.02.03	Municipal	10,028	22,274	0
7.08.03	Remuneration on third-party capital	8,061,531	5,016,599	0
7.08.03.01	Interest	3,022,861	3,487,867	0
7.08.03.02	Leases	9,893	9,708	0
7.08.03.03	Other	5,028,777	1,519,024	0
7.08.03.03.01	Exchange losses	5,028,777	1,519,024	0
7.08.04	Remuneration on Shareholders capital	1,617,793	-105,218	0
7.08.04.03	Retained earnings (accumulated losses)	1,617,793	-105,218	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
DFP –– Annual Financial Statements – December 31, 2015 – CIA SIDERURGICA NACIONAL

Version: 1

Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Year 12/31/2015	First prior year 12/31/2014	Second prior year 12/31/2013
1	Total assets	48,649,974	49,767,100	0
1.01	Current assets	16,430,691	15,935,502	0
1.01.01	Cash and cash equivalents	7,861,052	8,686,021	0
1.01.02	Financial investments	763,599	0	0
1.01.02.02	Financial investments measured at amortized cost	763,599	0	0
1.01.03	Trade receivables	1,578,277	1,753,056	0
1.01.04	Inventories	4,941,314	4,122,122	0
1.01.08	Other current assets	1,286,449	1,374,303	0
1.02	Non-current assets	32,219,283	33,831,598	0
1.02.01	Long-term receivables	4,890,948	3,598,352	0
1.02.01.02	Short-term investments measured at amortized cost	0	34,874	0
1.02.01.06	Deferred taxes	3,307,027	2,616,058	0
1.02.01.09	Other non-current assets	1,583,921	947,420	0
1.02.02	Investments	3,998,227	13,665,453	0
1.02.03	Property, plant and equipment	17,871,599	15,624,140	0
1.02.04	Intangible assets	5,458,509	943,653	0

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)
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Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Year 12/31/2015	First prior year 12/31/2014	Second prior year 12/31/2013
2	Total liabilities	48,649,974	49,767,100	0
2.01	Current liabilities	5,325,571	6,362,938	0
2.01.01	Payroll and related taxes	256,840	219,740	0
2.01.02	Trade payables	1,293,008	1,167,826	0
2.01.03	Taxes payable	700,763	318,675	0
2.01.04	Borrowings and financing	1,874,681	3,261,203	0
2.01.05	Other payables	1,073,017	845,109	0
2.01.06	Provisions	127,262	550,385	0
2.01.06.01	Provision for tax, social security, labor and civil risks	127,262	550,385	0
2.02	Non-current liabilities	34,588,740	37,669,187	0
2.02.01	Borrowings and financing	32,407,834	27,092,855	0
2.02.02	Other payables	131,284	9,315,363	0
2.02.03	Deferred taxes	494,851	238,892	0
2.02.04	Provisions	1,554,771	1,022,077	0
2.02.04.01	Provision for tax, social security, labor and civil risks	711,472	195,783	0
2.02.04.02	Other provisions	843,299	826,294	0
2.02.04.02.03	Provision for environmental liabilities and asset retirement obligations	328,931	238,539	0
2.02.04.02.04	Pension and healthcare plan	514,368	587,755	0
2.03	Consolidated Shareholders’ equity	8,735,663	5,734,975	0
2.03.01	Issued capital	4,540,000	4,540,000	0
2.03.02	Capital reserves	30	30	0
2.03.04	Earnings reserves	2,464,701	1,131,298	0
2.03.04.01	Legal reserve	442,531	361,641	0
2.03.04.02	Statutory reserve	2,151,920	999,243	0
2.03.04.04	Earnings reserves to realize	109,226	0	0
2.03.04.09	Treasury shares	-238,976	-229,586	0
2.03.08	Other comprehensive income	660,016	25,140	0
2.03.09	Non-controlling interests	1,070,916	38,507	0

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Consolidated Financial Statements / Statements of Income
(R$ thousand)
Code	Description	Current Year 1/1/2015 to 12/31/2015	First Prior Year 01/01/2014 to 12/31/2014	Second Prior Year 01/01/2013 to 12/31/2013
3.01	Net revenue from sales and/or services	15,331,852	16,126,232	0
3.02	Cost of sales and/or services	-11,799,758	-11,592,382	0
3.03	Gross profit	3,532,094	4,533,850	0
3.04	Operating expenses/income	1,645,531	-1,715,837	0
3.04.01	Selling expenses	-1,436,000	-1,041,975	0
3.04.02	General and administrative expenses	-470,368	-438,383	0
3.04.04	Other operating income	3,725,882	90,488	0
3.04.05	Other operating expenses	-1,334,331	-657,127	0
3.04.06	Equity in income of affiliates	1,160,348	331,160	0
3.05	Profit before finance income (costs) and taxes	5,177,625	2,818,013	0
3.06	Finance income (costs)	-3,373,050	-3,081,433	0
3.06.01	Finance income	491,987	171,552	0
3.06.02	Finance costs	-3,865,037	-3,252,985	0
3.06.02.01	Net exchange difference on financial instruments	-739,790	-149,007	0
3.06.02.02	Finance costs	-3,125,247	-3,103,978	0
3.07	Profit (loss) before taxes on income	1,804,575	-263,420	0
3.08	Income tax and social contribution	-188,624	151,153	0
3.09	Profit (loss) from continuing operations	1,615,951	-112,267	0
3.11	Consolidated profit (loss) for the year	1,615,951	-112,267	0
3.11.01	Attributed to owners of the Company	1,617,793	-105,218	0
3.11.02	Attributed to non-controlling interests	-1,842	-7,049	0
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	1,19205	-0,07443	0
3.99.02	Diluted earnings per share
3.99.02.01	Common shares	1,19205	-0,07443	0

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Year 1/1/2015 to 12/31/2015	First Prior Year 01/01/2014 to 12/31/2014	Second Prior Year 01/01/2013 to 12/31/2013
4.01	Consolidated profit for the year	1,615,951	-112,267	0
4.02	Other comprehensive income	-949,903	-691,832	0
4.02.01	Actuarial gains on defined benefit plan from investments in subsidiaries	230	2,221	0
4.02.02	Actuarial gains (losses) on defined benefit pension plan	92,221	-95,175	0
4.02.03	Income tax and social contribution on actuarial (losses) gains on defined benefit pension plan	372	32,360	0
4.02.04	Cumulative translation adjustments for the year	530,540	28,227	0
4.02.05	Available-for-sale assets	-969,701	-971,808	0
4.02.06	Income tax and social contribution on available-for-sale assets	174,166	330,415	0
4.02.07	Impairment of available-for-sale assets	555,298	205,000	0
4.02.08	Income tax and social contribution on impairment of available-for-sale assets	-33,269	-69,700	0
4.02.09	Gain (loss) on percentage change in investments	1,980	-73,754	0
4.02.10	Loss on cash flow hedge accounting	-1,399,457	-120,633	0
4.02.11	Income tax and social contribution on loss on cash flow hedge accounting	117,865	41,015	0
4.02.12	Loss on net investment hedge on subsidiaries	-20,148	0	0
4.03	Consolidated comprehensive income for the year	666,048	-804,099	0
4.03.01	Attributed to owners of the Company	667,890	-797,050	0
4.03.02	Attributed to non-controlling interests	-1,842	-7,049	0

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Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Current Year 1/1/2015 to 12/31/2015	First Prior Year 01/01/2014 to 12/31/2014	Second Prior Year 01/01/2013 to 12/31/2013
6.01	Net cash generated by operating activities	5,069,163	823,709	0
6.01.01	Cash generated from operations	4,828,950	4,368,382	0
6.01.01.01	Profit (loss) for the year attributable to owners of the Company	1,617,793	-105,218	0
6.01.01.02	Profit (loss) for the year attributable to non-controlling interests	-1,842	-7,049	0
6.01.01.03	Charges on borrowings and financing	2,889,163	2,782,681	0
6.01.01.04	Charges on loans and financing granted	-65,084	-41,373	0
6.01.01.05	Depreciation, depletion and amortization	1,176,840	1,281,485	0
6.01.01.06	Equity in income (losses) of affiliates	-1,160,348	-331,160	0
6.01.01.08	Deferred taxes	-192,207	-679,323	0
6.01.01.09	Provision for tax, social security, labor, civil and environmental risks	85,965	5,302	0
6.01.01.10	Inflation adjustments and exchange differences, net	3,389,448	1,185,761	0
6.01.01.11	Gain on buyback of debt securities	4,086	4,869	0
6.01.01.12	Impairment of available-for-sale assets	555,298	205,000	0
6.01.01.13	Residual value of permanent assets written off	6,466	15,232	0
6.01.01.14	Gain on repurchase of debt securities	-166,642	0	0
6.01.01.15	Provision for actuarial liabilities	1,193	7,350	0
6.01.01.16	Fair value gain - 60% Namisa investment	-3,413,033	0	0
6.01.01.20	Other provisions	101,854	44,825	0
6.01.02	Changes in assets and liabilities	240,213	-3,544,673	0
6.01.02.01	Trade receivables - third parties	208,488	88,736	0
6.01.02.02	Trade receivables - related parties	217,439	-143,218	0
6.01.02.03	Inventories	-726,800	-917,193	0
6.01.02.04	Receivables from related parties	3,545,142	263,569	0
6.01.02.05	Recoverable taxes	-537,669	-27,944	0
6.01.02.06	Judicial deposits	-35,415	203,065	0
6.01.02.08	Trade payables	301,118	219,353	0
6.01.02.09	Payroll and related taxes	188,734	9,777	0
6.01.02.10	Taxes in installments - REFIS	66,635	-567,000	0
6.01.02.12	Payables to related parties	-69,412	2,080	0
6.01.02.14	Interest paid	-2,964,826	-2,744,954	0
6.01.02.15	Interest on swaps paid	0	-1,279	0
6.01.02.16	Interest received	8,402	13,609	0
6.01.02.17	Other	38,377	56,726	0
6.02	Net cash used in investing activities	-2,864,993	-1,657,743	0
6.02.01	Investments / Advances for future capital increase	-2,727,036	-8,376	0
6.02.02	Purchase of property, plant and equipment	-1,616,173	-1,848,496	0
6.02.05	Capital reduction on joint venture	466,758	0
6.02.07	Receipt/payment in derivative transactions	903,153	76,607	0
6.02.09	Purchase of intangible assets	-1,462	-727	0
6.02.10	Cash and cash equivalent on Namisa Consolidation	456,364	0
6.02.11	Related-party loans	0	127,366	0
6.02.12	Intercompany loans granted	-61,217	0
6.02.13	Short-term investment, net of redeemed amount	-728,725	-4,117	0
6.02.15	Intercompany loans received	443,345	0
6.03	Net cash used in financing activities	-3,090,768	-531,339	0

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6.03.02	Amortization of principal on borrowings and financing	-2,380,968	-1,241,461	0
6.03.03	Amortization of principal on borrowings and financing - related parties	-52,839	-46,585	0
6.03.06	Payments of dividends and interests on shareholder´s equity	-549,835	-424,939	0
6.03.08	Treasury shares	-9,390	-909,204	0
6.03.09	Buyback of debt securities	-249,627	-172,432	0
6.03.10	Capitalization net of transactions cost	373,491	1,898,606
6.03.11	Forfaiting capitalization / drawee Risk	924,706	641,430
6.03.12	Forfaiting amortization / drawee Risk	-1,146,306	-276,754
6.04	Exchange differences on translating cash and cash equivalents	61,629	55,722	0
6.05	Decrease in cash and cash equivalents	-824,969	-1,309,651	0
6.05.01	Cash and equivalents at the beginning of the year	8,686,021	9,995,672	0
6.05.02	Cash and equivalents at the end of the year	7,861,052	8,686,021	0

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Consolidated Financial Statements / Statement of Changes in Equity - 1/1/2015 to 12/31/2015
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468	38,507	5,734,975
5.03	Adjusted opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468	38,507	5,734,975
5.04	Capital transactions with shareholders	0	0	-284,390	0	0	-284,390	0	-284,390
5.04.04	Treasury shares acquired	0	0	-9,390	0	0	-9,390	0	-9,390
5.04.06	Dividends	0	0	-275,000	0	0	-275,000	0	-275,000
5.05	Total comprehensive income	0	0	0	1,617,793	634,876	2,252,669	-1,842	2,250,827
5.05.01	Profit for the year	0	0	0	1,617,793	0	1,617,793	-1,842	1,615,951
5.05.02	Other comprehensive income	0	0	0	0	634,876	634,876	0	634,876
5.05.02.04	Translation adjustments for the year	0	0	0	0	530,540	530,540	0	530,540
5.05.02.06	Actuarial gains on defined benefit pension plan, net of taxes	0	0	0	0	92,823	92,823	0	92,823
5.05.02.07	Available-for-sale assets, net of taxes	0	0	0	0	-273,506	-273,506	0	-273,506
5.05.02.08	Gain on percentage change in investments	0	0	0	0	1,980	1,980	0	1,980
5.05.02.09	Loss on Cash Flow Hedge Accounting, net of taxes	0	0	0	0	-1,281,592	-1,281,592	0	-1,281,592
5.05.02.10	Loss on net investment hedge accounting	0	0	0	0	-20,148	-20,148	0	-20,148
5.05.02.11	Gain on business combination					1,584,779	1,584,779	0	1,584,779
5.06	Internal changes in shareholders’ equity	0	0	1,617,793	-1,617,793	0	0	1,034,251	1,034,251
5.06.01	Earnings reserve	0	0	1,617,793	-1,617,793	0	0	0	0
5.06.04	Non-controlling interests in subsidiaries	0	0	0	0	0	0	1,034,251	1,034,251
5.07	Closing balance	4,540,000	30	2,464,701	0	660,016	7,664,747	1,070,916	8,735,663

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Consolidated Financial Statements / Statement of Changes in Equity - 1/1/2014 to 12/31/2014
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570	-27,511	8,069,059
5.03	Adjusted opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570	-27,511	8,069,059
5.04	Capital transactions with shareholders	0	0	-1,609,204	0	0	-1,609,204	0	-1,609,204
5.04.04	Treasury shares acquired	0	0	-909,204	0	0	-909,204	0	-909,204
5.04.06	Dividends	0	0	-700,000	0	0	-700,000	0	-700,000
5.04.08	Cancelation of treasury shares	0	0	679,618	0	0	679,618	0	679,618
5.04.09	Cancelation of treasury shares	0	0	-679,618	0	0	-679,618	0	-679,618
5.05	Total comprehensive income	0	0	0	-99,066	-691,832	-790,898	-7,049	-797,947
5.05.01	Profit for the year	0	0	0	-105,218	0	-105,218	-7,049	-112,267
5.05.02	Other comprehensive income	0	0	0	6,152	-691,832	-685,680	0	-685,680
5.05.02.04	Translation adjustments for the year	0	0	0	0	28,227	28,227	0	28,227
5.05.02.06	Actuarial (losses) gains on defined benefit pension plan, net of taxes	0	0	0	0	-54,442	-54,442	0	-54,442
5.05.02.07	Actuarial gain recycled to retained earnings	0	0	0	6,152	-6,152	0	0	0
5.05.02.08	Available-for-sale assets, net of taxes	0	0	0	0	-506,093	-506,093	0	-506,093
5.05.02.09	(Loss) gain on percentage change in investments	0	0	0	0	-73,754	-73,754	0	-73,754
5.05.02.10	(Loss) gain on hedge accounting, net of taxes	0	0	0	0	-79,618	-79,618	0	-79,618
5.06	Internal changes in shareholders’ equity	0	0	-99,066	99,066	0	0	73,067	73,067
5.06.04	Reversal of statutory working capital reserve	0	0	-99,066	99,066	0	0	0	0
5.06.05	Non-controlling interests in subsidiaries	0	0	0	0	0	0	73,067	73,067
5.03	Adjusted opening balances	4,540,000	30	1,131,298	0	25,140	5,696,468	38,507	5,734,975

Consolidated Financial Statements / Statement of Value Added
(R$ thousand)
Code	Description	Current Year 1/1/2015 to 12/31/2015	First Prior Year 01/01/2014 to 12/31/2014	Second Prior Year 1/1/2013 to 12/31/2013
7.01	Revenues	18,022,991	19,181,869	0
7.01.01	Sales of products and services	17,732,606	19,141,235	0
7.01.02	Other revenues	314,982	53,685	0
7.01.04	Allowance for (reversal of) doubtful debts	-24,597	-13,051	0
7.02	Raw materials acquired from third parties	-9,885,152	-12,229,259	0
7.02.01	Cost of sales and services	-9,921,990	-10,203,567	0
7.02.02	Materials, electric power, outside services and other	576,961	-1,809,887	0
7.02.03	Impairment/recovery of assets	15,175	-10,805	0
7.02.04	Other	-555,298	-205,000	0
7.02.04.01	Impairment of available-for-sale assets	-555,298	-205,000	0
7.03	Gross value added	8,137,839	6,952,610	0
7.04	Retentions	-1,176,840	-1,281,485	0
7.04.01	Depreciation, amortization and depletion	-1,176,840	-1,281,485	0
7.05	Wealth created	6,960,999	5,671,125	0
7.06	Value added received as transfer	4,875,970	3,477,181	0
7.06.01	Equity in income of affiliates	1,160,348	331,160	0
7.06.02	Finance income	491,987	171,552	0
7.06.03	Other	3,223,635	2,974,469	0
7.06.03.01	Other and exchange gains	3,223,635	2,974,469	0
7.07	Wealth for distribution	11,836,969	9,148,306	0
7.08	Wealth distributed	11,836,969	9,148,306	0
7.08.01	Personnel	1,981,402	1,690,075	0
7.08.01.01	Salaries and wages	1,587,398	1,337,863	0
7.08.01.02	Benefits	310,107	268,251	0
7.08.01.03	Severance pay fund (FGTS)	83,897	83,961	0
7.08.02	Taxes, fees and contributions	1,150,868	1,353,710	0
7.08.02.01	Federal	811,488	1,070,234	0
7.08.02.02	State	314,855	247,275	0
7.08.02.03	Municipal	24,525	36,201	0
7.08.03	Remuneration on third-party capital	7,088,748	6,216,788	0
7.08.03.01	Interest	2,273,729	2,860,314	0
7.08.03.02	Leases	16,273	15,172	0
7.08.03.03	Other	4,798,746	3,341,302	0
7.08.03.03.01	Exchange losses	4,798,746	3,341,302	0
7.08.04	Shareholders	1,615,951	-112,267	0
7.08.04.03	Retained earnings (accumulated losses)	1,617,793	-105,218	0
7.08.04.04	Non-controlling interests in retained earnings	-1,842	-7,049	0

2015 MANAGEMENT REPORT

The Company is re-presenting its Management Report in conjunction with the restatement of its consolidated financial statements for the fiscal year ended December 31, 2015, as explained in note 2.a.b.

1-     MESSAGE FROM MANAGEMENT

CSN is still facing challenges with optimism and confidence in the economic development and potential of Brazil, and it was in that spirit that we faced the difficulties during 2015.

Our mining operations hit records in Casa de Pedra, with shipments amounting to 28 million tons in 2015. We successfully implemented a cost reduction plan, transforming CSN into one of the world’s most competitive mining companies, and placing it in a position which allows us to overcome global market instabilities. In addition, Casa de Pedra had certifications confirmed for more than 6 billion tons of resources and 3 billion tons of reserves. In December, we completed the merger of CSN’s and NAMISA’s mining and associated logistics assets, including the rights to operate the Tecar Port Terminal in Itaguaí (RJ) and the interest in MRS, creating a global company, Congonhas Minérios.

In the steel segment, we continued modernizing the Presidente Vargas Steelworks (UPV) in Volta Redonda (RJ), ensuring competitiveness and sustainability gains, with emphasis on the programs for revamping the coke batteries and one of the turbines in our Thermoelectric Center. The Waste Management System is another project of the Presidente Vargas Steelworks, which was recognized internationally during the Congress of the Latin American Steel Association (ALACERO), in the Best Available Techniques category, for its innovation and applicability.

The delivery of two new crushing facilities in Arcos (MG) represents the conclusion of an important step in the plan to reach total annual production capacity of 5.4 million tons of cement in the Southeast.

Finally, with regard to our financial management, we extended most of our debt maturities scheduled for 2016 and 2017 in order to improve the amortization profile and adjust the Company to the global risk scenario.

All these achievements show that, committed to respect to the environment and the communities where we operate, we have worked to improve CSN’s efficiency and competitiveness, always driven by the challenge of doing more, doing better, doing always.

Benjamin Steinbruch

Chairman of the Board of Directors

2-     RESTATEMENT OF THE FINANCIAL STATEMENTS OF DECEMBER 31, 2015

The Company is voluntarily restating its consolidated financial statements for the fiscal year ended December 31, 2015 due to a change in the interpretation of the application of the Technical Pronouncement CPC 15/ IFRS 3 in the period after the publication of these financial statements, as required by the accounting pronouncement CPC23/IAS8.

The change in the interpretation of the CPC/IFRS was identified during recent discussions that we maintained with our independent auditors on the business combination events triggered by the inquiries made by the Securities Exchange Commission (SEC) on the accounting procedure for the presentation of the non-controlling interests of the subsidiary Congonhas Minérios in the Company’s consolidated financial statements.

As mentioned in Note 3, on November 30, 2015, Congonhas Minérios acquired the control of the joint venture Nacional Minérios (“Namisa”) and applied the CPC 15/IFRS3 for the accounting of the business combination, using the acquisition method.

The legal implementation of the transaction took place on November 30, 2015 and was carried out through the primary issuance of shares by Congonhas Minérios with the payment, by the Consórcio Asiático, of 40% of its shares held in Namisa. Act subsequent to the payment, Congonhas and CSN signed a Shareholders' Agreement of Namisa granting the majority control of Namisa to Congonhas on the same date. On December 31, 2015, Namisa was merged into Congonhas, extinguishing the said Shareholders' Agreement.

The application of the acquisition method for the business combination resulted in net gains of R$2.9 billion in the statement of income of Congonhas coming from the remeasurement to fair value of the 60% interest in Namisa and from the elimination of the pre-existing relationships related to the operating agreements between Namisa and Congonhas. These gains were fully recorded in Congonhas, the acquirer for the purposes of this business combination. On the other hand, to implement the operation, CSN had recorded in its financial statements previously filed a gain of R$1.9 billion directly in its net equity from the change in its equity interest in Congonhas, which is being adjusted to a gain of R$1.6 billion. These amounts are detailed in Note 3.

The interpretative aspect of the CPC/IFRS application in this operation stems from the moment the gains are recorded and how these gains are allocated between the shareholders of Congonhas at the acquisition date. In the previous accounting procedure, even with the entire transaction being carried out on a single date, the corporate actions complied with a specific order in which the Company based its interpretation for the allocation of the gains to controlling and non-controlling shareholders. Within this context, Congonhas would have admitted the Consórcio Asiático in its shareholder base before the acquisition of control of Namisa, the reason why the gains with the business combination were allocated to the shareholders considering their respective equity interests in the capital of Congonhas, i.e., 87.52% to CSN and 12.48% to the Consórcio Asiático. Pursuant to the new interpretation of the events that took place on November 30, 2015, the gains from the business combination were recorded in Congonhas before the admission of the Consórcio Asiático in Congonhas' shareholder base and, for this reason, these gains are being exclusively allocated to the shareholder CSN.

The following table summarizes the change of the approach:

Thus, the new interpretation for the implementation of the transaction gives rise to the gains from the business combination being presented as follows:

•         Income Statement

			Consolidated			Parent Company
			December 31, 2015			December 31, 2015
	As presented	Reclassifications	Restated	As presented	Reclassifications	Restated
Equity in earnings of investees	1,160,348		1,160,348	5,968,872	359,897	6,328,769
Net income for the year	1,615,951		1,615,951	1,257,896	359,897	1,617,793
Attributed to:
Controlling interest	1,257,896	359,897	1,617,793	1,257,896	359,897	1,617,793
Non-controlling interest	358,055	(359,897)	(1,842)
	1,615,951		1,615,951	1,257,896	359,897	1,617,793

•         Net Equity

			December, 31 2015
	As presented	Reclassifications	Restated
Issued capital	4,540,000		4,540,000
Capital reserves	30		30
Earnings reserves	2,104,804	359,897	2,464,701
Legal reserve	424,536	17,995	442,531
Statutory reserve	1,895,494	256,426	2,151,920
Earnings reserves to realize	23,750	85,476	109,226
Treasury shares	(238,976)		(238,976)
Other comprehensive income	1,019,913	(359,897)	660,016
Shareholder's equity attributed to controlling interest	7,664,747		7,664,747
Non-controlling interest	1,070,916		1,070,916
Total shareholders's equity	8,735,663		8,735,663

The difference in the parent company’s net income for the year resulted from the adjustment made in the 2015 Financial Statements in the amount of R$ 359,9 million was allocated to legal reserve, reserve for realizable profits and statutory reserve of working capital and investments, and will be considered only for accounting purposes and no other purpose, including any corporate law aspect.

The restatement above does not affect the consolidated results of the Company and does not change its net equity, being only a reallocation between certain line items.

3-     THE COMPANY

With interests in steel, mining, cement, logistics and energy, CSN operates throughout the entire steel production chain, from the mining of iron ore to the production and sale of a diversified range of high value-added steel products. Thanks to this integrated production system and exemplary management, CSN’s production costs are among the lowest in the sector where it operates.

In 2015, Presidente Vargas Steelworks produced 4.2 million tons of crude steel and 4.0 million tons of rolled steel. Steel sales, in turn, came to 5 million tons, 59% of which sold in the domestic market and 41% in exports and sales by our overseas subsidiaries.

In December 2015, we concluded the merger of Namisa’s assets with CSN’s mining and associated logistics assets, involving the Casa de Pedra, Engenho and Pires mines, and their respective assets, the rights to operate the Tecar port terminal in Itaguaí and the 18.63% interest in MRS, resulting in the current structure of Congonhas Minérios.

In 2015, CSN produced and sold approximately 2.2 million tons of cement from two production units, Volta Redonda (RJ) and Arcos (MG).

CSN is one of the largest industrial electricity consumers in Brazil, holding electricity generation assets through interest in consortiums of hydropower plants. It also generates energy integrated to its production process, thereby ensuring its energy self-sufficiency.

4-     OUTLOOK, STRATEGY and INVESTMENTS

CSN has been investing in its five operational segments to enhance its units’ competitive advantages and review the Company’s business portfolio and projects to maximize the return to the shareholders.

4.1- STEEL

The Presidente Vargas Steelworks in Volta Redonda is CSN’s most important steel production unit, with an installed crude steel production capacity of 5.9 million tons per year. In addition to its units in Brazil, CSN has three subsidiaries abroad: CSN LLC, in the U.S.A., Lusosider, in Portugal, and SWT, in Germany. In 2016, the main strategies of the steel units include: i) maximizing the use and sale of coated products; ii) the reduction of finished product inventory; and iii) cost reduction and increase in energy efficiency.

4.2- MINING

Congonhas Minérios is Brazil’s second largest iron ore exporter in terms of sales of iron ore finished products. In 2015, it sold approximately 27 million tons of iron ore and allocated 5.5 million tons to the Presidente Vargas Steelworks. In turn, Tecar shipped approximately 28.2 million tons of iron ore in 2015. In 2016, Congonhas Minérios will continue with its ongoing plan to reduce operating costs and capture synergies to face the current iron ore price scenario.

4.3- CEMENT

The Company has continued to invest in expanding its production capacity to 5.4 million tons per year. In 2015, two new crushing facilities were delivered to Arcos (MG), increasing annual capacity by 2.2 million tons of cement. With the implementation of the new clinker kiln in Arcos (MG), scheduled for 2016, CSN will achieve self-sufficiency in the production of this raw material and it is expected to become one of the most competitive players in the regions where it operates.

                4.4 – LOGISTICS

Ports

The port of Tecon, managed by Sepetiba Tecon S.A., a subsidary of CSN, is the largest container terminal in Rio de Janeiro and one of the largest in its segment in Brazil. In order to expand the terminal, the Company has been investing in infrastructure, including the acquisition of new equipment, as well as the equalization of Berth 301, transforming it into a continuous quay, and allowing it to handle several large vessels simultaneously, thereby raising capacity to more than 600,000 TEUs1 per year. The Company continues to expand its commercial lines through new routes with Asia, South America and Central America, consolidating itself as a cargo hub port.

Railways

CSN retains an interest in three rail companies: MRS Logística S.A., Transnordestina Logística S.A. and FTL Ferrovia Transnordestina Logística:

MRS Logística S.A. (MRS)

 1TEU – Twenty-foot equivalent unit

CSN holds, directly and indirectly, a 34.94% interest in MRS, which operates the former Southeastern Network of the Federal Railways (RFFSA), in the Rio de Janeiro - São Paulo - Belo Horizonte corridor. MRS’ rail services play a vital role in supplying the Presidente Vargas Steelworks with raw materials, such as iron ore, coke and coal. It also transports all the iron ore for export, as well as some of CSN’s steel and cement output.

Transnordestina Logística S.A. (TLSA)

With the support of the federal government, TLSA is building Nova Transnordestina, a 1,753 km railway connecting the rail terminal in Eliseu Martins (PI) to the Ports of Suape (PE) and Pecém (CE), crossing several cities in the states of Piauí, Pernambuco and Ceará. The railway’s projected annual operating capacity of 30 million tons will play a crucial role in the development of the Northeast, providing logistical support for the oil and by-product, agriculture and mining sectors, among others.

FTL - Ferrovia Transnordestina Logística S.A. (FTL)

FTL operates the former Northeastern network of the RFFSA, traversing seven states: Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with a total extension of 4,534 km and a current operating capacity of around two million tons per year, with emphasis to fuel cargo, cement, and pulp, among others. Currently FTL’s operational railway network connects the states of Maranhão, Piauí and Ceará through its 1,191 kilometers. The traffic on the remaining rail stretches has been suspended. Said stretches are under negotiations to return to the ANTT and DNIT.

5-     MAIN CORPORATE EVENTS

Corporate restructuring of indirect subsidiaries

On December 11 2014, CSN’s Board of Directors approved the establishment of a strategic alliance with the Asian Consortium comprising ITOCHU Corporation, JFE Steel Corporation, POSCO, Ltd., Kobe Steel, Ltd., Nisshin Steel Co, Ltd. and China Steel Corp. (“Asian Consortium”). The transaction was concluded on November 30, 2015.

It consisted of the combination, in a new company, Congonhas Minérios S.A., of the mining and associated logistics businesses of the Company and Namisa, including the commercial establishment associated with the Casa de Pedra iron ore mine, the 18.63% interest in MRS and the rights to operate the Tecar port terminal, in Itaguaí (RJ).

The various steps of the transaction are listed below:

•     Payment of dividends by Namisa totaling US$1.4 billion, equivalent to R$5.4 billion, which were paid before the closing of the transaction;

•     Restructuring of Congonhas with the transfer, by CSN, of CSN’s assets and liabilities related to Casa de Pedra, the rights to operate the Tecar, 60% of the shares of Namisa, 8.63% of the shares of MRS and US$850 million in debt, equivalent to R$3,370 million;

•   The acquisition by Congonhas of 40% of Namisa’s shares held by the Asian Consortium, with the merger of said company by Congonhas;

•     The signature of Congonhas’ shareholders’ agreement;

•     Payment by CSN of US$680 million related to the acquisition of 4% of the shares held by the Asian Consortium in Congonhas and additional US$27 million related to the acquisition of 0.16% of the shares also held by the Asian Consortium in Congonhas, totaling US$707 million, equivalent to R$2.7 billion; and

•    Settlement of the pre-existing agreements with Namisa related to the supply of high and low silica ROM, port services and iron ore processing.

Considering the position of Congonhas’ assets, the transfers by the Asian Consortium in the transaction, as well as the adjustments resulting from the negotiations between the parties, and debt, cash and working capital difference adjustments, on conclusion of the transaction, CSN and the Asian Consortium held 87.52% and 12.48% of Congonhas Minérios, respectively.

The transaction also includes an "earn-out" mechanism, which, in the case of a qualified liquidity event that occurs within certain valuation parameters and within an agreed period of time after conclusion of the transaction, could dilute, at CSN's sole discretion, the Asian Consortium’s interest in Congonhas Minérios from 12.48% to up to 8.21%. This mechanism was considered a contingent asset and no associated asset was booked.

Part of Congonhas Minérios’ iron ore production will be sold to members of the Asian Consortium and to CSN. These rights are reflected in long-term supply agreements, entered into on November 30, 2015, whose terms were negotiated adopting commonly used market conditions. The Company also secured the use of TECAR for raw materials imports by entering into a long-term agreement.

Also in 2015, CSN Cimentos was merged by the Company, resulting in an economy of scale due to the reduction of operational and administrative expenses.

In the same year, Companhia Metalúrgica Prada incorporated its subsidiary Rimet Empreendimentos Industriais e Comerciais in order to optimize processes and maximize results.

At the end of 2015, CSN Islands X was extinguished as a result of its merger with CSN Islands VII.

Constitution of subsidiaries1

In 2015, CSN constituted Nordeste Logística S.A. for the logistics exploration of the Private Use Terminal on the coast of Ceará state, in the region of influence of Pecém Port Terminal. Nordeste Logística is currently in pre-operating phase.

6-     CORPORATE GOVERNANCE

Investor Relations

CSN continues to expand its communication channels, aiming to increase the Company’s transparency and exposure through new coverage by financial institutions and participation in events and conferences.

Capital Stock

CSN’s capital stock is divided into 1,387,524,047 book-entry common shares with no par value, each common share having the right of one vote at the Company’s Shareholders’ Meetings.

Controlled by Vicunha Aços S.A. and Rio Iaco Participações S.A., which retain 50.29% and 4.19% of the Company’s total capital, respectively, CSN’s management is exercised by the Board of Directors and Board of Executive Officers.

* Controlling Group

Annual Shareholders’ Meeting

In accordance with the prevailing legislation, once a year the shareholders meet at the Annual Shareholders’ Meeting to elect the members of the Board of Directors, examine management’s accounts and the financial statements, and decide on the allocation of annual net income and the eventual payment of dividends. Whenever necessary, Extraordinary Shareholders’ Meetings may be called to decide on specific issues that are not within the normal scope of the Annual Meeting.

Board of Directors

The Board of Directors comprises up to eleven members, who meet on a routine basis on the dates established by the annual calendar approved by it and on an extraordinary basis whenever necessary. Members are elected for a one-year term of office, re-election being permitted. The current Board of Directors is composed of seven members.

Its responsibilities include defining and monitoring the Company’s policies and strategies, overseeing the activities of the Board of Executive Officers and deciding on relevant matters involving the Company’s businesses and operations. It is also responsible for electing and removing the executive officers and may, if necessary, constitute special advisory committees.

Board of Executive Officers

Currently composed of five Officers, one of whom is the CEO, the Board of Executive Officers is responsible for managing and administering the Company's social businesses, respecting the guidelines and resolutions of the Board of Directors and the Annual Shareholders’ Meeting. The members of the Board of Executive Officers meet whenever called to do so by the CEO or two other officers. Each officer is responsible for conducting the operations of his or her respective area. Officers are elected for a two-year term, re-election being permitted.

Audit Committee

The Audit Committee has autonomy to make decisions on all matters concerning Sections 301 and 407 of the Sarbanes-Oxley Act. Its main responsibilities include evaluating, analyzing and making recommendations to the Board of Directors on matters concerning the indication, hiring and compensation of the external auditors, as well as accompanying the internal and external audits. In regard to the hiring of external auditors, special procedures are adopted to ensure that there are no conflicts of interest, dependence or loss of objectivity on the part of the auditors in their relations with the Company.

Internal Audit

CSN maintains an internal audit department, which acts independently within the organization to assist and communicate material facts to the Board of Directors, the Audit Committee and the Board of Executive Officers. It is responsible for ensuring the appropriate allocation of resources and protecting the assets of the CSN Group companies, providing support for compliance with the planned results, upgrading processes and internal controls in order to enhance financial and operating performance, as well as preventing the risk of losses or fraud and, consequently, any damage to CSN’s corporate image. The Company also provides several communication channels through which employees, clients, suppliers and third parties can report unlawful acts and irregularities that may affect its financial statements.

Independent Auditors

The independent auditors, Deloitte Touche Tohmatsu, who provided auditing services to CSN and its subsidiaries in 2015, were also hired to perform services in addition to those related to the audit of the financial statements. It is the belief of both the Company and its independent auditors that these services do not affect the latter’s independence.

External audit fees

Refers to the audit of the annual financial statements and the review of the Company’s quarterly reports.

Fees related to other audit services

Refers to the preparation and issue of appraisal reports related to business combinations and a review of Tax Bookkeeping (ECF).

Amounts related to services provided by the Company’s auditors	(R$ ‘000)
External audit fees	5,063
Fees related to other audit services	986
Total	6,049

Services additional to the examination of the financial statements are submitted for prior approval to the Audit Committee in order to ensure that, based on the pertinent legislation, they do not represent a conflict of interest or jeopardize the auditors’ independence or objectivity.

In accordance with CVM Instruction 480/09, November 14, 2016, the Board of Directors declared that they had discussed, reviewed, and were in full agreement with the opinions expressed in the independent auditors’ report and with the restated financial statements for the fiscal year ended December 31, 2015.

Sarbanes-Oxley Act

The Company’s governance structure includes the Risk and Compliance area whose responsibilities include assessing the risks that may impact the financial statements and defining internal controls to mitigate such risks, together with the managers responsible for business processes.

The Company evaluates the effectiveness of its internal control structure, in compliance with 2013 COSO principles and the Sarbanes-Oxley Act (SOX), and the result of this assessment is reported to senior management and to the Audit Committee.

The Company’s governance structure also includes the Internal Audit department, responsible for auditing business processes and the independent monitoring of internal controls.

The Company is in the final stage of certification of its internal controls related to the 2015 Consolidated Financial Statements, in compliance with Section 404 of the Sarbanes-Oxley Act.

Code of Ethics

The CSN companies maintain a Code of Ethics, whose objective is to establish guidelines governing the personal and professional conduct expected in relations with employees, clients, shareholders, suppliers, communities, competitors and the environment.

The code is made available to all stakeholders and business partners, and is used as a declaration of conduct in the company and of the commitments assumed. Its content is in the public domain and is available at www.csn.com.br.

The Company’s governance structure encompasses also the Compliance area, responsible for the Integrity Program aimed at ensuring business transparency and compliance with the standards of ethical conduct in the exercise of our activities. This process includes the continuous training of employees and third parties and the monitoring of compliance with laws, regulations, internal policies and standards.

Disclosure of Material Acts and Facts

CSN maintains a Material Act or Fact Disclosure Policy, which determines that all such disclosures must contain information that is accurate, consistent, appropriate, transparent, unified and within the proper timeframes, in accordance with CVM Instruction 358/2002 and Section 409 – Real Time Issuer Disclosure of the Sarbanes-Oxley Act.

7-     INNOVATION

Companhia Siderúrgica Nacional has a tradition of pioneering spirit and innovation as an intrinsic part of its history. For more than 60 years, our Research Center has been recognized for developing new products and new solutions to the market. This represents the true essence of its activities – innovation, the engine powering economic growth.

In 2015, the company created the INOVA CSN unit, whose purpose is to enable innovation projects related to products, processes, energy efficiency and the environment in the Company’s business units. INOVA CSN connects the company to the technological and scientific development environment, in Brazil and abroad, in the pursuit of innovations that add value to the Company and its clients. One of the highlights of the 2015 Innovation Strategic Plan is the Product Innovation project with industrial-scale development of Advanced High-Strength Steels used in the automobile industry.

CSN manages intellectual property rights, including trademarks, patents, and industrial designs, ensuring adequate protection for the company and encouraging sales, through technological transfer contracts resulting from its own innovation developments.

8-    PEOPLE

CSN’s integrated and efficient people management is based on five pillars – Attract; Align and Engage; Evaluate; Develop; Recognize and Reward –, investing in projects aimed at professional development and improvement, thereby contributing to the growth of the organization and its people.

The year 2015 was marked by the consolidation of the new Performance Evaluation model. Through this practice we evaluate employee adherence to the necessary organizational skills and the performance achieved over the year. Another 2015 highlight was the implementation of the new cycle of the Career and Succession program. Through this practice, we identify and evaluate potential successors, continuously forming new leaders.

Further improving employee development at various levels remains one of our permanent priorities. In 2015, we invested 363,592 thousand hours in training, with the goal of generating knowledge and developing the skills necessary to achieve corporate goals. We held two new development modules of the Leaders’ School, with the participation of around 1300 managers. Through this program, we increase the awareness of leadership responsibilities, concepts and behaviors and prepare and encourage our leaders regarding the proactive positioning when facing challenges.

CSN closed 2015 with around 23,000 employees and a turnover rate of around 14%, one of the lowest in the industrial sector.

9-    SOCIAL RESPONSIBILITY

CSN’s social responsibility projects are created to value the potential of each region where it operates and their respective communities, in partnership with the local government and society. In 2015, it invested R$15.7 million in the educational, cultural, sporting and health areas through CSN Foundation initiatives and through projects developed by partner institutions, supported by tax incentives.

The CSN Foundation’s cultural and educational initiatives are present in the “Garoto Cidadão” project, which provides social and cultural activities for 1,900 socially vulnerable children and teenagers in the communities where the company operates. CSN Foundation maintains two technical schools in Volta Redonda and Congonhas, which had 1,331 students in 2015, 677 of whom on scholarships, while the Bela Vista Hotel-School in Volta Redonda offers 176 places per year for courses in hotel management, providing professional qualification in various areas.

Among the initiatives sponsored by CSN, we highlight the Unibes Cultural programming, the Diálogo no Escuro (dialog in the dark) exhibition, the DOC SP, the restoration of Palácio Laranjeiras, in addition to sports training projects of Volta Redonda and Audax clubs. CSN also sponsored projects in the National Cancer Care Support Program and the Health Care Support Program for People with Special Needs (PRONAS and PRONON) and the Senior Citizens’ Fund, as well as the initiatives of the Support Group for Children with Special Needs (AACD) and the Barretos-SP Cancer Hospital.

10-  SOCIAL AND ENVIRONMENTAL RESPONSIBILITY

CSN maintains various social, environmental and sustainability management instruments in order to act in a purposeful way and meet the needs of the various stakeholders involved in the communities and businesses where it operates. The Company's sustainability practices have as main objectives the creation of sustainable values and the management of environmental risks; the optimization and efficiency in the use of natural resources and the control of potential impacts;

Most of CSN’s units have received ISO 14001 environmental certification and it maintains an open communication channel through the Linha Verde (Green Line). All its environmental controls are audited for compliance with the Sarbanes-Oxley Act (SOX).

With the threat of water shortages, especially in the Southeast, CSN has been proceeding with various initiatives to ensure the more efficient use of water in its production processes, exemplified by a water reuse ratio of more than 92% at the Presidente Vargas Steelworks (UPV). In 2014, the Company made a water inventory of its units: UPV (RJ), CSN Cimentos (RJ), Namisa and Casa de Pedra (MG); TECAR and TECON (RJ), which allowed it to prepare plans and measures to help the Company improve its efficiency and reduce potential impacts.

Since 2010, CSN has been undertaking an inventory of its greenhouse gas emissions in line with GHG Protocol guidelines, in order to provide input for managing carbon, mitigating risks and adapting to climate change.

CSN confirmed its commitment to sustainable development, committing to the seven sustainability principles of the industry, through the signature of the Sustainable Development Charter of the World Steel Association, which has the adherence of 75 steelmakers around the world.

Finally, CSN has been constantly mapping its stakeholders and, since 2012, it uses mapping criteria to assess environmental, social and economic impacts, in accordance with the Global Reporting Initiative (GRI) guidelines, for all its operations. The data and indicators obtained in this process allow CSN to monitor its performance and assess its exposure to social and environmental risks and future opportunities.

11-  DISCLAIMER

Certain of the statements contained herein are forward-looking statements and projections, which express or imply results, performance or events that are expected in the future. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, including general and economic conditions in Brazil and in other countries, interest rate and exchange rate levels, future renegotiations and prepayment of foreign-currency liabilities or loans, protectionist measures in Brazil, the United States and other countries, changes in laws and regulations and general competitive factors (on a regional, national or global basis).

CSN’s financial information presented herein is in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB), and with the accounting practices adopted in Brazil. Non-financial information, as well as other operating information, has not been audited by the independent auditors.

 (Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company or Parent Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN has shares listed on the São Paulo Stock Exchange (BM&F BOVESPA) and on the New York Stock Exchange (NYSE). Accordingly, the Company reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) operating segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas Steel Mill (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany, all of them are in line with the plan to achieve new markets and perform excellent services for final consumers. Its steel has been used in home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, State of Minas Gerais.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is accomplished by TECAR, a solid bulk terminal, one of the four terminals that compose the Port of Itaguai, located in Rio de Janeiro, which was transferred to the subsidiary CSN Congonhas Minérios S.A. on 31, December 2015. Imports of coal and coke are made through this terminal to the steel industry of CSN.

From November 30, 2015 the Company has transferred its mining assets, which includes the mine Casa de Pedra and the terminal TECAR, to its subsidiary Congonhas Minérios S.A. In the new structure Congonhas Minérios S.A. also stared to control Namisa trough out a business combination transaction, the details are described in note 3.

It further tin mines, based in the State of Rondônia, is engaged to supply the needs of UPV, with the excess of these raw materials being sold to subsidiaries and third parties.

•       Cement:

CSN entered in the cement market boosted by the synergy between this new activity and its existing businesses. Next to the Presidente Vargas Steel Mill in Volta Redonda (RJ), it is installed a new business unit: CSN Cimentos, which produces CP-III type of cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arcos unit, in the State of Minas Gerais, to satisfy the needs of UPV as of the cement plant.

•       Logistics

Railroads:

CSN has equity interests in three railroad companies: MRS Logística S.A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A., Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which operate the Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the sections of Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro-Porto de Suape and Missão Velha-Porto de Pecém (Railway System II) and FTL being responsible for the sections of São Luiz-Mucuripe, Arrojado-Recife, Itabaiana-Cabedelo, Paula Cavalcante-Macau and Propriá-Jorge Lins (Railway System I).

Ports:

In the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S. A., the Company operates the Container Terminal (Tecon) at the Itaguaí Port.  Located in the harbor of Sepetiba, this port has a privileged highway, railroad and maritime access.

Tecon handles the shipments of CSN steel products, movement of containers, as well as storage, consolidation and deconsolidation of cargo.

•       Energy:

Since the energy is fundamental in its production process, the Company has assets to generate electric power for guaranteeing its self-sufficiency.

Note 26 - Segment Information details financial information per CSN business segment.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation

The consolidated and parent company financial statements have been prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), respective rules issued by CPC (Accounting Pronouncements Committee) and with CVM (Brazilian Securities Commission), applicable to the preparation of financial statements. All the relevant information of the financial statements, and only this information, are being highlighted and correspond to those used by the Company's management.

The preparation of financial statements in conformity with IFRS and CPC requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. It is disclosed in the notes to this report all subjects involving a high degree of judgment or complexity, or when assumptions and estimates are significant to the consolidated financial statements, those subjects are related to the allowance for doubtful debts, provision for inventory losses, provision for labor, civil, tax, environmental and social security contingences, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employee benefits.  Actual results may differ from these estimates.

The financial statements are presented in thousands of Brazilian reais (R$). Depending on the applicable IFRS standard, the measurement criteria used in preparing the financial statements considers the historical cost, net realizable value, fair value or recoverable amount. When the IFRS and the CPC allows us to option between acquisition cost and other measurement criteria, the acquisition cost was the criteria used.

The consolidated and parent company financial statements for the period ended December 31, 2015 are being restated, as presented in note 2.a.b, under the approval by the Company’s administration and authorized for issuance on November 14, 2016

2.b) Consolidated financial statements

The accounting policies have been consistently applied to all consolidated companies. The consolidated financial statements for the years ended December 31, 2015 and 2014 include the following direct and indirect subsidiaries, joint ventures and joint operations, as well as the exclusive funds Diplic, Mugen and Vértice, as follows:

•                     Companies

	Equity interests (%)
Companies	12/31/2015	12/31/2014	Core business
Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands IX Corp.	100.00	100.00	Financial transactions
CSN Islands X Corp. (1)		100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U.	100.00	100.00	Financial transactions and Equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and Financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and Financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and Financial transactions
TdBB S.A (*)	100.00	100.00	Equity interests
Sepetiba Tecon S.A.	99.99	99.99	Port services
Mining Nacional S.A.	99.99	99.99	Mining and Equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin Mining
Cia Metalic Nordeste	99.99	99.99	Manufacture of containers and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of containers and distribution of steel products
CSN Cimentos S.A. (2)		100.00	Cement manufacturing
CSN Gestão de Recursos Financeiros Ltda. (*)	99.99	99.99	Management of funds and securities portfolio
Congonhas iron ore S.A.	87.52	99.99	Mining and Equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	89.79	88.41	Railroad logistics
Nordeste Logística S.A.	99.99		Port services
Indirect interest in subsidiaries: full consolidation
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and Equity interests
Lusosider Projectos Siderúrgicos S.A.	99.94	99.94	Equity interests and product sales
Lusosider Aços Planos, S. A.	99.99	99.99	Steel and Equity interests
CSN Acquisitions, Ltd.	100.00	100.00	Financial transactions and Equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and Equity interests
CSN Holdings (UK) Ltd	100.00	100.00	Financial transactions and Equity interests
CSN Handel GmbH	87.52	100.00	Financial transactions, product sales and Equity interests
Companhia Brasileira de Latas	100.00	100.00	Sale of cans and containers in general and Equity interests
Rimet Empreendimentos Industriais and Comerciais S. A. (3)		100.00	Production and sale of steel containers and forestry
Companhia de Embalagens Metálicas MMSA	99.67	99.67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99.67	99.67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L. (4)	100.00	100.00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (*)	100.00	100.00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and Equity interests
CSN Asia Limited	100.00	100.00	Commercial representation
Namisa International iron ore SLU	87.52		Financial transactions, product sales and Equity interests
Namisa Europe, Unipessoal Lda.	87.52		Equity interests, product and iron ore sales
Namisa Handel GmbH	87.52		Financial transactions, product sales and Equity interests
Namisa Asia Limited	87.52		Commercial representation
Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
CGPAR - Construção Pesada S.A.	50.00	50.00	Mining support services and Equity interests
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium
Direct interest in joint ventures: equity method
Nacional Minérios S.A. (5)		60.00	Mining and Equity interests
MRS Logística S.A.	18.64	27.27	Railroad transportation
Aceros Del Orinoco S.A.	31.82	31.82	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Commercial representation
Transnordestina Logística S.A.	56.92	62.64	Railroad logistics
Indirect interest in joint ventures: equity method
Namisa International iron ore SLU		60.00	Financial transactions, product sales and Equity interests
Namisa Europe, Unipessoal Lda.		60.00	Equity interests and product sales and iron ore
Namisa Handel GmbH		60.00	Financial transactions, product sales and Equity interests
MRS Logística S.A.	18.63	6.00	Railroad transportation
Namisa Asia Limited		60.00	Commercial representation
Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Metallurgy and Equity interests

 (*) They are Dormant Companies therefore they do not appear in the note 9.a, where is disclosed business information under the equity method.

(1) Company terminated in December 2015 due to the merger with CSN Islands VII;

(2) Company incorporated in May 2015;

(3) Company was incorporated in November 2015;

(4) New corporate name of CSN Steel Holdings 2, S.L.U. amended in May 2015;

(5) Company incorporated in December 2015 by Congonhas Minérios S.A. (note 9).

•                     Exclusive funds

	Equity interests (%)
Exclusive funds	12/31/2015	12/31/2014	Core business
Direct interest: full consolidation
Diplic - Private credit balanced mutual fund	100.00	100.00	Investment fund
Mugen - Private credit balanced mutual fund		100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
BB Steel - Private credit balanced mutual fund	100.00		Investment fund

In the preparation of the consolidated financial statements the following consolidation procedures have been applied:

•                     Transactions between subsidiaries, associates, joint ventures and joint operations

Unrealized gains on transactions with subsidiaries, joint ventures and associates are eliminated to the extent of CSN’s equity interests in the related entity by the consolidation process. Unrealized losses are eliminated in the same manner as unrealized gains, although only to the extent that there are not indications of impairment. The Company eliminates the effect on profit or loss of transactions carried out with joint ventures and, as a result, reclassifies part of the equity in results of joint ventures to financial costs, cost of sales and income tax and social contribution.

The base date to the financial statements of the subsidiaries and joint ventures is the same as of the Company, and their accounting policies are also in line with the policies adopted by the CSN.

Subsidiaries

Subsidiaries are all entities (including special purpose entities) which financial and operating policies can be conducted by the Company and when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to use its power to affect its returns.  The existence and effect of potential voting rights that are actually exercisable or convertible are taken into consideration when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date when the control is transferred to the Company and are deconsolidated from the date when such control ceases.

Joint ventures and joint operations

Joint arrangements are all entities over which the Company has joint control with one or more other parties. The investments in joint arrangements are classified as joint operations or joint ventures depending on the contractual rights and obligations of each investor.

Joint operations are accounted for in the financial statements in order to represent the Company's contractual rights and obligations. Therefore, the assets, liabilities, revenues and expenses related to its interests in joint operations are accounted for individually in the financial statements.

Joint ventures are accounted for under the equity method and are not consolidated.

The Company eliminates the effect on profit or loss of transactions carried out with joint ventures and, as a result, eliminates part of the equity in results of joint ventures to financial costs, cost of sales, net sales and income tax and social contribution.

Associates

Associates are all entities over which the Company has significant influence but not control, generally through a shareholding percentage from 20% up to 50% of the voting rights. Investments in associates are accounted for under the equity method and are initially recognized at cost.

•                     Transactions and non-controlling interests

The Company treats transactions with non-controlling interests as transactions with owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of subsidiary net assets is recorded in shareholders' equity. Gains and losses on disposals to non-controlling interests are also recognized directly in shareholders' equity, in line item “Valuation adjustments to equity”.

When the Company no longer holds control, any retained interest in the entity is remeasured to its fair value, with the change in the carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest in an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

2.c) Parent company financial statements

In the parent company financial statements, investments in subsidiaries and associates are accounted for by the equity method. To get the same result and equity attributable to equity holders in parent company and consolidated financial statements, were made in both financial statements, the same practice of adjustments upon adoption of IFRS and CPCs.

2.d) Foreign currencies

i.              Functional and presentation currency

Items included in the financial statements are related to each one of the Company's subsidiaries are measured using the currency of the primary economic environment in which the subsidiary operates (“functional currency”). The consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s presentation currency.

ii.             Transactions and balances

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when their values are remeasured. Foreign exchange gains and losses resulting from the settlement of those transactions and from the translation at exchange rates in effect as of December 31, 2015 related to monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when they are recognized in shareholders' equity as a result of monetary items of foreign operation characterized as foreign investment.

The balances of assets and liabilities are translated by exchange rates prevailing at the end of the reporting period. As of December 31, 2015, US$1 is equal to R$3.9048 (R$2.6562 at December 31, 2014) and €1 is equal to R$4.2504 (R$3.2270 at December 31, 2014).

All other foreign exchange gains and losses, including foreign exchange gains and losses related to borrowings and cash and cash equivalents, are presented in the income statement as finance income or costs.

Changes in the fair value of monetary securities denominated in foreign currency, classified as available-for-sale, are segregated into exchange differences related to the amortized cost of the security and other changes in the carrying amount of the security. Exchange differences related to amortized cost are recognized in profit or loss, and other changes in the carrying amount are recognized in shareholders' equity.

Exchange differences on non-monetary financial assets and liabilities classified as measured at fair value through profit or loss are recognized in profit or loss as part of the gain or loss on the fair value. Exchange differences on investments classified as available-for-sale are included in comprehensive income in shareholders' equity.

iii.            Group companies

The results and financial position of all the Group’s entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•         The assets and liabilities of each balance sheet presented are translated by exchange rate at the end of the reporting period;

•         The income and expenses of each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates at the transaction dates, in which case income and expenses are translated at the rate in effect at the transaction dates);

•         All resulting exchange differences are recognized as a separate component in other comprehensive income; and

•         Gains and losses accumulated in shareholders' equity are included in the income statement when the foreign operation is partially disposed or sold.

On consolidation, exchange differences resulting from the translation of monetary items with characteristics of net investment in foreign operations are recognized in shareholders' equity. When a foreign operation is partly disposed of or sold, exchange differences previously recorded into other comprehensive income are recognized in the income statement as part of the gain or loss on sale.

2.e) Cash and cash equivalents

Cash and cash equivalents include cash on hand, in bank accounts and other short-term highly liquid investments redeemable within 90 days from the end of the reporting period, readily convertible into a known amount of cash and subject to an insignificant risk of change in value. Certificates of deposit that can be redeemed at any time without penalties are considered as cash equivalents.

2.f) Trade receivables

Trade receivables are initially recognized at fair value, including the related taxes and expenses. Foreign currency-denominated trade receivables are adjusted at the exchange rate in effect at the end of the reporting period. The allowance for estimated losses on doubtful debts were recognized in an amount considered sufficient to cover any losses. Management’s assessment takes into consideration the customer’s history and financial position, as well as the opinion of our legal counsel regarding the collection of these receivables for recognizing the allowance for estimated losses.

2.g) Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average cost method on the acquisition of raw materials. The costs of finished goods and work in process comprise raw materials, labor and other direct costs (based on the normal production capacity). Net realizable value represents the estimated selling price in the normal course of business, less estimated costs of completion and costs necessary to make the sale.  The allowance for estimated losses on slow-moving or obsolete inventories are recognized when considered necessary.

Stockpiled ore inventories are accounted for as processed when removed from the mine. The cost of finished goods comprises all direct costs necessary to transform stockpiled inventories into finished goods.

2.h) Investments

Investments in subsidiaries, joint ventures and associates are accounted for under the equity method of accounting and are initially recognized at cost. The gains or losses are recognized in profit or loss as operating income (or expenses). In the case of foreign exchange differences arising on translating foreign investments that have a functional currency different from the Company’s, changes in investments due exclusively to foreign exchange differences, as well as adjustments to pension plans and available-for-sale investments that impact the subsidiaries’ shareholders' equity, are recognized in line item “Cumulative translation adjustments”, in the Company’s shareholders' equity, and are only recognized in profit or loss when the investment is disposed or written off due to impairment loss. Other investments are recognized at cost or fair value.

When necessary, the accounting policies of subsidiaries, joint ventures and associates are changed to ensure consistency with the policies adopted by the Company.

2.i) Business combination

The acquisition method is used to account for on each business combination conducted by the Company. The payment obligation transferred by acquiring an entity is measured by the fair value of the assets transferred, liabilities incurred and equity instruments issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement, where applicable. Acquisition-related costs are recognized in profit or loss for the year, as incurred. Identifiable assets acquired and liabilities assumed in a business combination are initially measured at their fair values at the acquisition date.

2.j) Property, plant and equipment

Property, plant and equipment are carried at cost of acquisition, formation or construction, less accumulated depreciation or depletion and any impairment loss. Depreciation is calculated under the straight-line method based on the remaining economic useful economic lives of assets, as mentioned in note 10. The depletion of mines is calculated based on the quantity of ore mined. Land is not depreciated since their useful life is considered indefinite. However, if the tangible assets are mine-specific, that is, used in the mining activity, they are depreciated over the shorter between the normal useful lives of such assets and the useful life of the mine. The Company recognizes in the carrying amount of property, plant and equipment the cost of replacement, and consequently reducing the carrying amount of the part that is replaced if it is probable that future economic benefits embodied therein will revert to the Company, and if the cost of the asset can be reliably measured. All other disbursements are expensed as incurred. Borrowing costs related to funds obtained for construction in progress are capitalized until these projects are completed.

If some components of property, plant and equipment have different useful lives, these components are accounted for in separate line items of property, plant and equipment.

Gains and losses on disposal are determined by comparing the sale value less the residual value and are recognized in ‘Other operating income (expenses)’.

Exploration expenditures are recognized as expenses until the viability of mining activities is established; after this period the subsequent development costs are capitalized. Exploration and valuation expenditures include:

•         Research and analysis of historical data related to area exploration;

•         Topographic, geological, geochemical and geophysical studies;

•         Determine the mineral asset’s volume and quality/grade;

•         Examine and test the extraction processes and methods;

•         Topographic surveys of transportation and infrastructure needs;

•         Market and financial studies;

The development costs from new mineral deposits or from capacity expansion in mine operations are capitalized and amortized using the produced (extracted) units method based on the probable and proven ore quantities.

The development stage includes:

•         Drillings to define the ore body;

•         Access and draining plans;

•         Advance removal of overburden (top soil and waste material removed prior to initial mining of the ore body) and waste material (non-economic material that is intermingled with the ore body).

Stripping costs (the costs associated with the removal of overburden and other waste materials) incurred during the development of a mine, before production commences, they are capitalized as part of the depreciable cost of developing the property. Such costs are subsequently amortized over the useful life of the mine based on proven and probable reserves.

Stripping costs in the production phase are included in the cost of the inventory produced, except when a specific extraction campaign is made to access deeper deposits of than where ore body is located. In these cases, costs are capitalized and taken to noncurrent assets when the mineral ore deposit is extracted and are amortized over the useful life of the ore body.

The Company holds spare parts that will be used to replace parts of property, plant and equipment and that used to increase the asset’s useful life when it exceeds 12 months. These spare parts are classified in property, plant and equipment and not in inventories.

2.k) Intangible assets

Intangible assets comprise assets acquired from third parties, including through business combinations.

These assets are recognized at cost of acquisition or formation, less amortization calculated on a straight-line basis on the exploration or recovery periods.

Mineral rights acquired are classified in line item ‘’other assets’’ in intangible assets.

Intangible assets with indefinite useful lives and goodwill based on expected future profitability are not amortized.

•       Goodwill

Goodwill represents the positive difference between the amount paid and/or payable for the acquisition of a business and the net fair values of the acquiree´s assets and liabilities. Goodwill on acquisitions of subsidiaries is recognized as intangible assets in the consolidated financial statements. In the parent company statements, goodwill is included in investments. The gain on purchase is recognized as a gain in profit for the period at the acquisition date. Goodwill is annually tested for impairment. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of a Cash-Generating Unit (CGU) include the carrying amount of goodwill related to the CGU sold.

Goodwill is allocated to CGUs for impairment testing purposes. The allocation is made to Cash-Generating Units or groups of Cash-Generating Units that are expected to benefit from the business combination in which the goodwill arose, and recalling that unit is not greater than the operating segment.

•       Software

Software licenses purchased are capitalized based on the costs incurred to purchase the software and make it ready for use. These costs are amortized on a straight-line basis over the estimated useful lives from one to five years.

2.l) Impairment of non-financial assets

Assets with infinite useful lives, such as goodwill, are not subject to amortization and are annually tested for impairment. Assets subject to amortization and/or depreciation, such as property, plant and equipment, are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognized by the exciding value of an asset´s recoverable amount. The recoverable amount is the higher of the fair value of an asset less costs to sell and its value in use. For impairment testing purposes, assets are grouped at their lowest levels for which there are separately identifiable cash flows (Cash Generating Units, or CGUs). Non-financial assets, except for goodwill, are subsequently reviewed for possible reversal of the impairment at the reporting date.

2.m) Employee benefits

i.     Employee benefits

Defined contribution plans

A defined contribution plan is as a post-employment benefit plan whereby an entity pays fixed contributions to a separate entity (pension fund) and will not have any legal or constructive obligation to pay additional amounts. Obligations for contributions to defined contribution pension plans are recognized as employee benefit expenses in the periods during which services are provided by employees. Contributions paid in advance are recognized for an asset since it is agreed that either cash reimbursement or future reduction on payables will flow back to CSN. Contributions to a defined contribution plan that is expected to mature twelve (12) months after the end of the period in which the employee provides services are discounted to their present values.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation regarding defined pension benefit plans is calculated individually for each plan by estimating the value of the future benefit that the employees accrue as return for services provided in the current period and in prior periods; such benefit is discounted to its present value. The discount rate is the yield presented at the end of the reporting period for top line debt securities whose maturity dates approximate the terms and conditions of the Company’s obligations and which are denominated in the same currency as the one in which it is expected that the benefits will be paid. The calculation is made annually by a qualified actuary using the projected unit credit method.  When the calculation results in a benefit for the Company, the asset to be recognized is limited to the total amount of any unrecognized costs of past services and the present value of the economic benefits available in the form of future plan reimbursements or reduction in future contributions to the plan.  In calculating the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any Company plan. An economic benefit is available to the Company if it is realizable during the life of the plan or upon settlement of the plan’s liabilities.

The Company and some of its subsidiaries offered a postretirement healthcare benefit to its employees. The right to these benefits is usually contingent to their remaining in employment until the retirement age and the completion of the minimum length of service. The expected costs of these benefits are accumulated during the employment period, and are calculated using the same accounting method used for defined benefit pension plans. These obligations are annually valued by qualified independent actuaries.

When the benefits of a plan are increased, the portion of the increased benefit related to past services of employees is recognized in profit or loss until the benefits become vested.

The Company recognizes all actuarial gains and losses resulting from defined benefit plans immediately in other comprehensive income. If the plan is extinguished, actuarial gains and losses are recognized in profit or loss.

ii.    Profit sharing and bonus

Employee profit sharing and executives’ variable compensation are linked to the achievement of operating and financial targets. The Company recognizes a liability and an expense substantially allocated to production cost and, where applicable, to general and administrative expenses when such goals are met.

2.n) Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation and it has reliable cost estimation.

The amount recognized as a provision is the best value estimation required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is probable that reimbursement will be received and that the amount of the receivable can be measured reliably.

2.o) Concessions

The Company has governmental concessions to provide the following types of services: railway and port transportation managed by Company´s subsidiaries and joint-ventures. The concessions included in the consolidated financial statements are related to the rail network in the Northeast area, managed by the subsidiary FTL, the container terminal in Itaguaí, managed by the subsidiary TECON and the port terminal TECAR for exporting ore and importing coal, which is managed by the subsidiary Congonhas.

The Company´s concession contracts are not within the scope of the international interpretative standard ICPC01/IFRIC12, considering that the grantor (refers to the government) has effectively no control over what, to whom and at what price the services will be provided by the dealer (refers to the private part) to the customers. In essence, all concession contracts has operating leasing characteristics. Therefore, the accounting should follow the accounting rules applicable to leases. Our concession agreements provide for the use of a specific asset for an agreed period of time, but without any transfer of ownership to the Company or option to buy these assets after the completion of these contracts.

Payments made under operating leases are recognized in the income statement on a straight line basis over the period of the contracts.

There are assets related to our concessions which are subject to reversion to the grantor at the end of the concession agreement. The residual carrying amounts of these assets on December 31, 2015 are listed below with an indication of their classification in our financial statements:

Concession	Residual carrying amount	Classification in the balance sheet
TECON	R$ 244 million	Fixed assets: Property, plant and equipment Intangible assets: software
TECAR	R$ 1,611 million	Fixed assets: Property, plant and equipment Intangible assets: software
FTL	R$263 million	Fixed assets: Property, plant and equipment Intangible assets: software
TLSA	R$7,001 million(1)	Investments
MRS	R$3,679 million(2)	Investments

(1)           The amount of fixed and intangible assets is recognized in TLSA’s financial statements. We recognize our interest in the net assets of TLSA under the equity method and our investment balance in TLSA as of December 31, 2015 was R$1,930 million.

(2)           The amount of fixed and intangible assets is recognized in MRS’s financial statements. We recognize our interest in the net assets of MRS by the de equity method and our investment balance in MRS as of December 31, 2015 was R$557 million.

2.p) Share capital

Common shares are classified in shareholders' equity.

Incremental costs directly attributable to the issue of new shares or options are shown in shareholders' equity as a deduction to the amount received, net of taxes.

When any Company of the Group buys Company shares (treasury shares), the amount paid, including any directly additional costs (net of income tax), is deducted from shareholders' equity attributable to owners of the Company until the shares are canceled or reissued. When these shares are subsequently reissued, any amount received, net of any directly attributable additional transaction costs and the related income tax and social contribution effects, is included in shareholders' equity attributable to owners of the Company.

2.q) Revenue recognition

Operating revenue from the sale of goods in the normal course of business is measured at the fair value of the receivables. Revenue is recognized when there is convincing evidence that the most significant risks and rewards of ownership of goods have been transferred to the buyer, it is probable that future economic benefits will flow to the entity, the associated costs and possible return of goods can be reliably estimated, there is no continued involvement with the goods sold, and the amount of the operating revenue can be reliably measured. If it is probable that discounts will be granted and the value thereof can be reliably measured, then the discount is recognized as a reduction of the operating revenue as sales are recognized. Revenue from services provided is recognized as it is realized.

The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of term of the contract term.

2.r) Finance income and finance costs

Finance income includes interest income from funds invested (except available-for-sale financial assets), dividend income not accounted for under the equity method, gains on disposal of available-for-sale financial assets, changes in the fair value of financial assets measured at fair value through profit or loss, and gains on derivative instruments that are recognized in profit or loss. Interest income is recognized in profit or loss under the effective interest method. Dividend income is recognized in profit or loss when the Company’s right to receive payment has been established. Distributions received from investees accounted for under the equity method reduce the investment value.

Finance costs comprise interest expenses on borrowings, dividends on preferred shares classified as liabilities, losses on the fair value of financial instruments measured at fair value through profit or loss, impairment losses recognized in financial assets, and losses on derivative instruments that are recognized in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are measured through profit or loss under the effective interest method.

Foreign exchange gains and losses are reported on a net basis.

2.s) Income tax and social contribution

Current income tax and social contribution are calculated based on the tax laws enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable profit. Management periodically assesses the positions taken in the tax calculations with respect to situations where applicable tax regulations are open to interpretations. The Group recognizes provisions where appropriate, based on the estimated payments to tax authorities. The income tax and social contribution expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss unless they are related to business combinations or items recognized directly in shareholders' equity.

Current tax is the expected tax payable or receivable on taxable profit or loss for the year at tax rates that have been enacted by the end of the reporting period and any adjustment to taxes payable in relation to prior years.

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax is not recognized for the following temporary differences: initial recognition of assets and liabilities in a transaction that is not a business combination and does not affect either the accounting or taxable profit or loss, and differences associated with investments in subsidiaries and joint ventures when it is probable that they will not reverse in the foreseeable future.

Moreover, a deferred tax liability is not recognized for taxable temporary differences resulting from the initial recognition of goodwill. The deferred tax is measured at the rates that are expected to be applied on temporary differences when they reverse, based on the laws enacted by the end of the reporting period.

Current income tax and social contribution are carried at their net amounts by the taxpayer, in liabilities when there are amounts payable or in assets when prepaid amounts exceed the total amount due at the end of the reporting period.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority on the same entity subject to taxation.

A deferred income tax and social contribution asset is recognized for all tax losses, tax credits, and deductible temporary differences to the extent that it is probable that taxable profits will be available against which those tax losses, tax credits, and deductible temporary differences can be utilized. Annually, the Company reviews and verifies the existence of future taxable income and a provision for loss is recognized when the realization of these credits is not likely in less than 10 years.

2.t) Earnings/(Loss) per share

Basic earnings/loss per share are calculated by means of the profit/loss for the year attributable to owners of the Group and the weighted average number of common shares outstanding in the related period. Diluted earnings/loss per share are calculated by means of the average number of shares outstanding, adjusted by instruments potentially convertible into shares, with diluting effect, in the reported periods. The Group does not have any instruments potentially convertible into shares and, accordingly, diluted earnings/loss per share are equal to basic earnings/loss per share.

2.u) Environmental and restoration costs

The Company recognizes a provision for the recovery costs and fines when a loss is probable and the amounts of the related costs can be reliably measured. Generally, the period when the provision for recovery is recognized coincides with the end of a feasibility study or the commitment to adopt a formal action plan.

Expenses related to compliance with environmental regulations are charged to profit or loss or capitalized, as appropriate. Capitalization is considered appropriate when the expenses refer to items that will continue to benefit the Group and that are basically related to the acquisition and installation of equipment to control and/or prevent pollution.

2.v) Research and development

Research expenditures are recognized as expenses when incurred. Expenditures on project developments (related to the design and testing stages of new or improved products) are recognized as intangible assets when it is probable that projects will be successful, based on their commercial and technological feasibility, and only when the cost can be reliably measured. When capitalized, development expenditures are amortized from the start of a product commercial production, on a straight-line basis and over the period of the expected benefit.

2.w) Financial instruments

i)    Financial assets

Financial assets are classified into the following categories: measured at fair value through profit or loss, loans and receivables, held-to-maturity, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at the time of initial recognition.

•         Financial assets measured at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for active and frequent trading. Derivatives are also categorized as held for trading and, accordingly, are classified in this category unless they have been designed as cash flow hedging instruments. Assets in this category are classified in current assets.

•         Loans and receivables

This category includes loans and receivables that are non-derivative financial assets with fixed or determinable payments not quoted in an active market. They are included in current assets, except those with maturity of more than 12 months after the end of the reporting period (which are classified as non-current assets). Loans and receivables include loans to associates, trade receivables, other receivables and cash and cash equivalents, except short-term investments. Cash and cash equivalents are recognized at fair value.  Loans and receivables are carried at amortized cost using the effective interest method.

•         Held-to-maturity assets

These are basically financial assets acquired with the positive intent and ability to hold to maturity. Held-to-maturity investments are initially recognized at their value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any impairment loss.

•         Available-for-sale financial assets

These are non-derivative financial assets, designated as available-for-sale, that are not classified in any other category. They are included in non-current assets when they are strategic investments for the Company, unless Management intends to dispose of the investment within 12 months from the end of the reporting period. Available-for-sale financial assets are recognized at fair value.

•         Recognition and measurement

Regular purchases and sales of financial assets are recognized at the trading date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at their fair value, plus transaction costs for all financial assets not classified as at fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value and the transaction costs are charged to the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred, in the latter case, provided that the Company has transferred significantly all risks and rewards of ownership. Available-for-sale financial assets and financial assets measured at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Gains or losses resulting from changes in the fair value of financial assets measured at fair value through profit or loss are presented in the income statement under “finance income” in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement as part of other finance income when the Company’s right to receive the dividends has been established.

The changes in the fair value of available-for-sale financial assets are recognized as follows: (i) the effects of foreign exchange differences and the changes in the fair value of the investment in the investee’s capital are recognized directly in the Company’s shareholders’ equity, in “Other comprehensive income” and; (ii) the effects of foreign exchange differences and the changes in the option’s fair value are recognized in the income statement for the year.

Interest on available-for-sale securities, calculated under the effective interest method, is recognized in the income statement as part of other income. Dividends from available-for-sale equity instruments, such as shares, are recognized in the income statement as part of other finance income when the Company’s right to receive payments has been established.

The fair values of publicly quoted investments are based on current purchase prices. If the market for a financial asset (and for instruments not listed on a stock exchange) is not active, the Company establishes the fair value by using valuation techniques. These techniques include the use of recent transactions contracted with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows, and option pricing models that make maximum use of market inputs and relies as little as possible on entity-specific inputs.

ii)             Impairment of financial assets

The Company evaluates in the end of each reporting period whether there is an evidence that a financial asset or a group of financial assets are impaired.

•         Assets measured at amortized cost

A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there are evidences of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”),such loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets and the future cash flow estimation can be reliably calculated..

The criteria used by CSN to determine whether there are evidences of impairment loss includes:

•       significant financial weakness related to the issuer or counterparty;

•       a breach of contract, such as default or delinquency at interest or principal payments;

•       the issuer, for economic or legal reasons relating to the borrower’s financial weakness, grants to the borrower a concession that the lender would not otherwise consider;

•       it becomes probable that the borrower will incur in bankruptcy or other financial reorganization;

•       the disappearance of an active market for the related financial asset because of financial weakness; or

•       observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of such assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

- Adverse changes in the payment status of borrowers in the portfolio;

- National or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of the loss is measured by the difference between the carrying amount of the asset and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the original effective interest rate of the financial asset. The carrying amount of the asset is reduced and the amount of the loss is recognized in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate to measure an impairment loss is the current effective interest rate determined pursuant to the contract. As a practical expedient, the Company may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed and recognized in the consolidated income statement.

•         Assets classified as available-for-sale

In the case of equity securities classified as available-for-sale, a significant or prolonged decline at the fair value of an investment in an equity instrument below of its cost is also an evidence of impairment. Determining what is considered a “significant” or “prolonged” decline requires judgment. For this judgment we assess, among other factors, the historical changes in the equity prices, the duration and proportion in which the fair value of the investment is lower than its cost as well as the financial health and short-term business prospects for the investee, including factors such as:  industry and segment performance, changes in technology and operating/financial cash flows. If  any of the impairment evidences is observed for available-for-sale financial assets, the cumulative loss—measured as the difference between the acquisition cost and the current fair value, less any impairment loss on the financial asset previously recorded in profit or loss—is reclassified from equity to profit or loss. Impairment losses recognized in the income statement as available-for-sale instruments are not reversed.

CSN tested for impairment its available-for-sale investment in Usiminas shares, see note 13 – Financial Instruments.

iii)            Financial liabilities

Financial liabilities are classified categories ‘’measured at fair value through profit or loss’’ and ‘’other financial liabilities’’. Management determines the classification of its financial liabilities at the time of initial recognition.

•       Financial liabilities measured at fair value through profit or loss

Financial liabilities measured at fair value through profit or loss are financial liabilities held for trading or designated as at fair value through profit or loss.

Derivatives are also classified as trading securities, and thereby are classified so, unless they have been designated as effective hedging instruments.

•          Other financial liabilities

Other financial liabilities are measured at amortized cost using the effective interest method.

The Company holds the following non-derivative financial liabilities: borrowings, financing and debentures, as well as trade payables.

•         Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to set off the recognized amounts as well as the intention to either settle them on a net basis or to realize the asset and settle the liability simultaneously.

iv)           Derivative instruments and hedging activities

•         Derivatives measured at fair value through profit or loss

Derivatives are initially recognized at fair value on the date when a derivative contract is entered, thereafter they are subsequently measured at their fair value and any changes are recognized as “Finance income (costs)” in the income statement.

•         Cash flow Hedge activities

The Company adopts hedge accounting and designates certain financial liabilities as a hedging instrument of a foreign exchange risk associated to the cash flows from forecast, highly probable exports (cash flow hedges).

At the inception of the transaction, the Company documents the relationships between the hedging instruments and the hedged items, as well as its risk management objectives and strategy for undertaking hedging transactions. The Company also documents its assessment, both at the inception of the hedge and on an ongoing basis, of whether the hedging transactions are highly effective in offsetting changes in the cash flows of the hedged items.

The effective portion of the changes in the fair value of financial liabilities designated and qualifying as cash flow hedge is recognized on equity, in line item "Hedge accounting”. Any gain or loss related to the ineffective portion is recognized immediately in profit or loss.

The amounts accumulated in equity are realized at the income statement in the periods when the forecast exports affect profit or loss.

When a hedging instrument expires, is settled in advance or the hedging relationship no longer meets the hedge accounting criteria, or even when Management decides to discontinue hedge accounting, all cumulative gains or losses recorded in  equity at the time remain recognized in  equity. When the forecast transaction is completed, the gain or loss is reclassified to profit or loss. When a forecast transaction is no longer expected to take place, the cumulative gain or loss previously recognized in shareholders’ equity is immediately transferred to the income statement, in line item “Finance income (costs)”.

The movements in the hedge amounts designated as exporting cash flow hedges are stated in note 13.

•         Net investment hedge activities

For net investment hedge, the Company designates part of its financial liabilities as hedging instruments of its overseas investments with functional currencies other than the Group’s functional currency, according to CPC38/IAS39. Such relationship occurs since the maturity of the financial liabilities is related to the exchange variation of the investments in the amounts required for the effective relationship.

At the inception of the hedge relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking out various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Company documents whether the hedging instrument is highly effective in offsetting changes in fair values of the hedged item.

The effective portion of changes in the fair value of financial liabilities that are designated and qualify as a net investment hedge is recognized in equity in line item “Hedge Accounting”. The gain or loss relating to the ineffective portion is recognized in finance income (costs), when applicable. If at some point of the hedging relationship the balance of the debt is higher than the balance of the investment, the exchange variation on the excess debt will be reclassified to the statement of profit or loss as a finance income/cost (ineffectiveness of the hedge).

The amounts accumulated in equity will be realized in the statement of profit or loss upon disposal or partial disposal of the foreign operation.

The changes in the amounts of hedge denominated as Net investment hedge are shown in note 13.

2.x) Segment information

An operating segment is a component of the Group committed to the business activities from which it can obtain revenues and incur expenses, including revenues and expenses related to transactions with any other components of the Group.  All the operating results of operating segments are reviewed regularly by the Executive Officers of CSN to enable decisions regarding resources to be allocated to the segment and assessment of its performance. The Company  maintains distinct financial information for the distinct segments.

2.y) Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply to the conditions attaching to them and assurance that the grants will be received, so then they will be recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs that the grants are intended to compensate.

The Company has state tax incentives in the North and Northeast regions, which are recognized in profit or loss as a reduction of the corresponding costs, expenses and taxes.

2.z) New standards and interpretations issued and not yet adopted

The following standards, amendments to standards and IFRS interpretations issued by the IASB are not yet effective and were not early adopted by the Group for the year ended December 31, 2015:

Standard	Description	Effective date
IAS 16 and IAS 38	Property, Plant and Equipment and Intangible Assets – in May 2014 these accounting standards were revised to clarify that the revenue method will no longer be permitted for depreciation or amortization purposes.	2016
IFRS 10 and IAS 28	Consolidated Financial Statements and Investments in Associates and Joint Ventures – in September 2014 a revision was issued proposing that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 to an investor’s subsidiary or joint venture should only be recognized to the extent of the unrelated investors' interests in the subsidiary or joint venture.	2016
IFRS 7	Financial Instruments: Disclosures – in September 2014 the IASB revised IFRS 7 to provide guidance to clarify whether a servicing contract is continuing involvement and that the additional disclosure requirements are not specific for interim reporting periods. This change has not yet been ratified by the CPC and should be adopted from 2016, with earlier application permitted.	2016
IFRS 9

Financial Instruments. IFRS 9 retains, but simplifies, the combined measurement model and establishes two main measurement categories of financial assets: amortized cost and fair value. The classification basis depends on the entity’s business model and the characteristics of the financial asset's contractual cash flow.

IFRS 9 retains most of IAS 39 requirements for financial liabilities.

The main change refers to those cases where the fair value of the financial liabilities must be segregated so that the fair value portion related to the entity’s credit risk is recognized in “Other comprehensive income” and not in profit or loss for the period.

The guidance on IAS 39 on the impairment of financial assets and hedge accounting is still applicable.

		2018
IFRS 11	The amendments to IFRS 11 provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined in IFRS 3 for a business combination. The amendments also make it clear that the equity interest previously held in a joint operation is not re-measured on the acquisition of an additional equity interest in the same joint operation for as long as joint control is retained.	2016
IFRS15	Revenue from Contracts with Customers. This new standard introduces the principles that an entity will apply to determine the revenue measurement and when such revenue shall be recognized. IFRS15 replaces IAS 11 Construction Contracts, IAS 18 Revenue, and related interpretations.	2018
IFRS16	Defines the principles for recognition, measurement, presentation and disclosure of leases. IFRS 16 replaces IAS17 - Leases and related interpretations.	2019

There are no other standards, amendments to standards and interpretations not yet effective that the Group expects to have a material impact on its financial statements.

2.a.a) Restatement of accounting balances of 2014

The Company reclassified in 2014 the balances of forfaiting transactions and drawee risk with commercial suppliers originally presented in balance sheet as line item trade payables to loans and financing, as follows:

a) Balance Sheet at December 31, 2014

			Consolidated			Parent Company
			12/31/2014			12/31/2014
	Published balances	Reclassifications	Adjusted balances	Published balances	Reclassifications	Adjusted balances
Total Assets	49,767,100		49,767,100	49,599,467		49,599,467

Trade payables	1,638,505	(470,679)	1,167,826	1,390,311	(470,679)	919,632
Borrowings and financing	29,883,379	470,679	30,354,058	29,090,147	470,679	29,560,826
Other liabilities	12,510,241		12,510,241	13,422,541		13,422,541
Total Liabilities	44,032,125		44,032,125	43,902,999		43,902,999

Total equity	5,734,975		5,734,975	5,696,468		5,696,468

• Forfaiting

Trough out the financial years 2014 and 2015 the Company purchased raw materials from its suppliers located abroad through a foreign trade operation called Forfaiting, in which the financial institution makes the payment in cash to exporter by the net values of the securities (discount rate and other possible expenses already deducted), allowing the Company to finance imported goods by an yearly interest rate from 1.25% to 3.28%, maturing in 12 months. As of 31 December, 2015, this liability amounted to R$ 288,772 in consolidated and parent company (R$ 414,442 at December 31, 2014, in consolidated and parent company).

• Drawee risk

During the financial years 2014 and 2015 the Company carried out transactions denominated drawee risk, the transaction occurs when the financial institution engaged by the Company anticipates to suppliers the debt securities, so then subsequently receives from the Company on the maturity date those anticipated values. As of 31 December, 2015, this liability amounted to R$84,063 in consolidated and parent company (R$56,237 at December 31, 2014, in consolidated and parent company).

b) Statements of cash flows at December 31, 2014

			Consolidated
			12/31/2014
	Published balances	Reclassifications	Adjusted balances

Cash generated by operating activities
Loss of the period	(105,218)		(105,218)
Trade payables	581,951	(362,598)	219,353
Paid Interests	(2,742,876)	(2,078)	(2,744,954)
Others	3,454,528		3,454,528
Net cash generated by operating activities	1,188,385	(364,676)	823,709

Cash used in investing activities	(1,657,743)		(1,657,743)

Cash generated by financing activities
Forfaiting funding / drawee risk		641,430	641,430
Forfaiting amortization / drawee risk		(276,754)	(276,754)
Others	(896,015)		(896,015)
Net cash used in financing activities	(896,015)	364,676	(531,339)

Exchange rate changes on cash and cash equivalents	55,722		55,722

Decrease in cash and cash equivalents	(1,309,651)		(1,309,651)

			Parent Company
			12/31/2014
	Published balances	Reclassifications	Adjusted balances
Cash generated by operating activities
Loss of the period	(105,218)		(105,218)
Trade payables	35,884	(362,598)	(326,714)
Paid Interests	(2,425,935)	(2,078)	(2,428,013)
Others	3,308,361		3,308,361
Net cash generated by operating activities	813,092	(364,676)	448,416

Cash used in investing activities	1,407,716		1,407,716

Cash generated by financing activities
Forfaiting funding / drawee risk		641,430	641,430
Forfaiting amortization / drawee risk		(276,754)	(276,754)
Others	718,829		718,829
Net cash used in financing activities	718,829	364,676	1,083,505

Exchange rate changes on cash and cash equivalents	132		132

Decrease in cash and cash equivalents	2,939,769		2,939,769

c) Statement of income and statement of comprehensive income at December 31, 2014

The Company has not presented the others statements as of 2014 since the changes in those tables were not materi

2.a.b) Restatement of the Financial Statements of December 31, 2015

The Company is voluntarily restating its consolidated financial statements for the fiscal year ended December 31, 2015 due to a change in the interpretation of the application of the Technical Pronouncement CPC 15/ IFRS 3 in the period after the publication of these financial statements, as required by the accounting pronouncement CPC23/IAS8.

The change in the interpretation of the CPC/IFRS was identified by reassessing the events triggered by the inquiries made by the Securities Exchange Commission (SEC) on the accounting procedure for the presentation of the non-controlling interests of the subsidiary Congonhas Minérios in the Company’s consolidated financial statements.

As mentioned in Note 3, on November 30, 2015, Congonhas Minérios acquired the control of the joint venture Nacional Minérios (“Namisa”) and applied the CPC 15/IFRS3 for the accounting of the business combination, using the acquisition method.

The legal implementation of the transaction took place on November 30, 2015 and was carried out through the primary issuance of shares by Congonhas Minérios with the payment, by the Consórcio Asiático, of 40% of its shares held in Namisa. Act subsequent to the payment, Congonhas and CSN signed a Shareholders' Agreement of Namisa granting the majority control of Namisa to Congonhas on the same date. On December 31, 2015, Namisa was merged into Congonhas, extinguishing the said Shareholders' Agreement.

The application of the acquisition method for the business combination resulted in net gains of R$2.9 billion in the statement of income of Congonhas coming from the remeasurement to fair value of the 60% interest in Namisa and from the elimination of the pre-existing relationships related to the operating agreements between Namisa and Congonhas. These gains were fully recorded in Congonhas, the acquirer for the purposes of this business combination. On the other hand, to implement the operation, CSN had recorded in its financial statements previously filed a gain of R$1.9 billion directly in its net equity from the change in its equity interest in Congonhas, which is being adjusted to a gain of R$1.6 billion. These amounts are detailed in Note 3.

The interpretative aspect of the CPC/IFRS application in this operation stems from the moment the gains are recorded and how these gains are allocated between the shareholders of Congonhas at the acquisition date. In the previous accounting procedure, even with the entire transaction being carried out on a single date, the corporate actions complied with a specific order in which the Company based its interpretation for the allocation of the gains to controlling and non-controlling shareholders. Within this context, Congonhas would have admitted the Consórcio Asiático in its shareholder base before the acquisition of control of Namisa, the reason why the gains with the business combination were allocated to the shareholders considering their respective equity interests in the capital of Congonhas, i.e., 87.52% to CSN and 12.48% to the Consórcio Asiático. Pursuant to the new interpretation of the events that took place on November 30, 2015, the gains from the business combination were recorded in Congonhas before the admission of the Consórcio Asiático in Congonhas' shareholder base and, for this reason, these gains are being exclusively allocated to the shareholder CSN.

The following table summarizes the change of the approach:

Thus, the new interpretation for the implementation of the transaction gives rise to the gains from the business combination being presented as follows:

  Income Statement

			Consolidated			Parent Company
			December 31, 2015			December 31, 2015
	As presented	Reclassifications	Restated	As presented	Reclassifications	Restated
Equity in earnings of investees	1,160,348		1,160,348	5,968,872	359,897	6,328,769
Net income for the year	1,615,951		1,615,951	1,257,896	359,897	1,617,793
Attributed to:
Controlling interest	1,257,896	359,897	1,617,793	1,257,896	359,897	1,617,793
Non-controlling interest	358,055	(359,897)	(1,842)
	1,615,951		1,615,951	1,257,896	359,897	1,617,793

  Net Equity

			December, 31 2015
	As presented	Reclassifications	Restated
Issued capital	4,540,000		4,540,000
Capital reserves	30		30
Earnings reserves	2,104,804	359,897	2,464,701
Legal reserve	424,536	17,995	442,531
Statutory reserve	1,895,494	256,426	2,151,920
Earnings reserves to realize	23,750	85,476	109,226
Treasury shares	(238,976)		(238,976)
Other comprehensive income	1,019,913	(359,897)	660,016
Shareholder's equity attributed to controlling interest	7,664,747		7,664,747
Non-controlling interest	1,070,916		1,070,916
Total shareholders's equity	8,735,663		8,735,663

  The restatement above does not affect the consolidated results of the Company and does not change its net equity, being only a reallocation between certain line items.

  3.     BUSINESS COMBINATION - Acquisition of control of Nacional Minérios S.A. (Namisa)

  3.1 Object of transaction

  On December 11, 2014, the Board of Directors of CSN approved the establishment of a strategic alliance with an Asian Consortium comprised by the companies ITOCHU Corporation, JFE Steel Corporation, POSCO, Ltd., Kobe Steel Ltd., Nisshin Steel Co, Ltd. and China Steel Corp. (“Asian Consortium”).

  The transaction consisted of a business combination through which the Asian Consortium contributed its equity interest of Namisa (40%) into Congonhas Minérios S.A. (“Congonhas Minérios”), a mining subsidiary of CSN. After the corporate restructuring, Congonhas Minérios became the holder of the commercial establishment related to CSN’s iron ore mine Casa de Pedra, CSN’s equity interest of Namisa (60%), 8,63% direct interest in MRS, as well as the right to manage and operate the solid bulk terminal of TECAR in Itaguaí Port (“TECAR”).

  The transaction was concluded by the signing of a shareholders agreement by the shareholders of Congonhas Minérios, on November 30, 2015.

  The following steps were carried out in order to conclude the transaction:

  •       Payment of dividends by Namisa before closing of the transaction, amounting to US$1.4 billion (equivalent to R$5.4 billion);

  •       Restructuring of Congonhas Minérios  through the contribution, by CSN, of the assets and liabilities related to Casa de Pedra, the rights to operate TECAR, 60% of Namisa’s shares, 8.63% of MRS’ shares, and US$850 million in debt (equivalent to R$3,370 million, as presented in note 9.c);

  •       Acquisition, by Congonhas Minérios, of 40% of the Namisa shares held by the Asian Consortium, resulting in the incorporation of Namisa by Congonhas Minérios;

  •       Signing of a shareholders agreement (“Shareholders’ Agreement”) by the shareholders of Congonhas Minérios;

  •       Payment by CSN of US$680 million relating to the acquisition of 4% of the shares held by the Asian Consortium in Congonhas Minérios and additional US$ 27 million relating to the  acquisition of 0.16% of the shares held by the Asian Consortium in Congonhas Minérios, amounting to US$ 707 million (equivalent to R$2.7 billion);

  •       Settlement of the pre-existing agreements with Namisa for supply of high-silicon and low-silicon content ROM (Run of Mine), port services and ore beneficiation.

  The following charts show the corporate structure before and after the transaction:

  Considering the position of Congonhas Minérios’ assets, the contributions made by the Asian Consortium in the transaction, as well as adjustments resulting from the negotiations between the parties and adjustments of debt, cash and working capital, CSN and the Asian Consortium held, respectively, equity stakes of 87.52% and 12.48% in the capital stock of Congonhas Minérios upon conclusion of the transaction.

  The transaction also includes an earn-out mechanism by which, in the event of a qualified liquidity event occurred under certain valuation parameters and within a defined time period after the closing of the transaction, the Asian Consortium’s equity interest in Congonhas Minérios could be diluted, at CSN´s sole discretion, from 12.48% to 8.21%. This mechanism was considered as a contingent asset and no related value was accounted thereto.

  Part of the iron ore produced by Congonhas Minérios will be sold to the members of the Asian Consortium and to CSN. Such rights are reflected in long-term supply agreements entered into on November 30, 2015, which terms were negotiated on usual market conditions. CSN also ensured the use of TECAR for import of raw materials through a long-term agreement.

  3.2 Application of CPC15/IFRS3 to the transaction

  Prior to the transaction, Namisa was managed by means of a shareholders agreement, through which the Asian Consortium had sufficient vetoes that grant it substantial management rights over the operations. With respect to accounting, Namisa was classified as a joint venture within the scope of IFRS 10 and 11. CSN recorded its 60% equity interest in Namisa according to the equity method.

  As mentioned above, CSN carried out a corporate restructuring involving the transfer of its mining operations, rights to operate the port terminal TECAR and equity interests in Namisa and MRS to Congonhas Minérios. This step of the transaction was carried out based on the book value of the assets, since there was no change control over the assets and equity stakes transferred. Upon conclusion of the corporate restructuring, Congonhas Minérios became the  controlled company of CSN that concentrates the group’s mining businesses.

  As a result of the transaction, Namisa became fully controlled by Congonhas Minérios. The Asian Consortium holds only protective vetoes in relation to the assets resulting from the business combination, usual in this type of transaction.

  Accordingly, since there has been alteration of control over Namisa’s assets, CPC15/IFRS3 should be applied. Under the parameters of such accounting standards, the acquisition date for purposes of accounting records was November 30, 2015 and the acquirer considered for transaction purposes was Congonhas Minérios. Namisa was the acquiree.

  3.3 Application of the acquisition method

  Under CPC15/IFRS3, the acquisition method shall be applied for recording the transaction. The method consists of the following:

  a) determining the purchase price;

  b) recognizing the amount of the goodwill based on expectations for future profitability; and

  c) recognizing a gain or loss on pre-existing relations that should be settled with the business combination.

  These three steps are applicable to the acquisition of control over Namisa, and they are detailed as follows.

  a)            Determination of the purchase price

  According to CPC15/IFRS3, the purchase price is determined by the sum of the transferred assets, liabilities incurred, equity interests issued, non-controlling equity interests and the fair value of any equity interest held prior to the transaction. The following table summarizes the price considered for accounting purposes:

Item	Comment	R$ million	Ref.
Assets transferred	A payment in the amount of USD707MM is being carried out in the transaction.	2,727	(i)
Liabilities assumed	Refers to financial adjustment of working capital and debt.	6	(i)
Equity interests issued	Congonhas Minérios issued shares that were delivered to the Asian Consortium.	2,619	(ii)
Fair value of the equity interest held by the acquiring company in the company acquired immediately prior to the combination	Congonhas Minérios held 60% of the Namisa shares prior to the business combination and appraised such equity interest at fair value.	8,023	(iii)
Purchase price considered for the business combination		13,375

  i.              Assets transferred and liabilities assumed

  Subsequent to the capital increase, the transaction included a payment made for acquisition of 4.16% of Congonhas Minérios’ shares held by the Asian Consortium in the amount of US$707 million, equivalent to R$2,727 as of November 30, 2015 and a liability amounting to R$6 to be paid along 2016.

  Even though such payment was carried out by CSN for the acquisition of Congonhas Minérios shares, its economic effect was recorded at Congonhas Minérios as an integral part of the consideration received due to the control acquisition over Namisa, according to the guidelines provided by CPC15/IFRS3.

  ii.             Equity interests issued – Shares in capital stock of Congonhas Minérios

  Congonhas Minérios performed the primary issue of shares to the Asian Consortium representing 12.48% of its total capital. Pursuant to CPC15/IFRS3, such shares were appraised at fair value as of the acquisition date.

  Such appraisal was performed using the discounted cash flow method, considering the business plans approved by the shareholders of Congonhas Minérios. The main premises of such appraisal and the results thereof are described in the table below:

Premises	Figures
Volumes of iron ore	60Mt/year over the long-term
Prices - Platts CFR China 62% Fe	Intervals from US$56 to US$75
Discount rate	Nominal WACC of 13.91%
Fair value as of Nov. 30, 2015 (equity value)	R$20,988 million
Percentage of shares held by the Asian Consortium after acquisition of the 4.16% equity interest	12.48%
Fair value attributed to the shares issued	R$2,619 million

  The fair value of Congonhas Minérios was calculated by independent appraisers who issued an appraisal report.

  iii. 60% equity interest in Namisa held prior to the acquisition

  Congonhas Minérios held 60% of Namisa’s shares immediately prior to the transaction regarding the acquisition of control be concluded. Such shares were appraised under the equity method.

  According to item 41 of CPC15/IFRS3, such shares are part of the consideration transferred and should be measured at their fair value as of the acquisition date. A gain or loss resulting from the difference between the fair value and the carrying amount recorded immediately prior to the acquisition should be recognized in profit or loss for the year.

  The appraisal of the fair value of Namisa was conducted according to the discounted cash flow method, considering the business plans in effect prior to the transaction and approved by the shareholders. The main premises of such appraisal and the results thereof are shown in the following table:

Premises	Figures
Volumes of iron ore	40Mt/year over the long term
Prices - Platts CFR China 62% Fe	Intervals from US$56 to US$75
Discount rate	Nominal WACC of 14.36%
Fair value as of Nov. 30, 2015 (equity value)	R$13,375 million
Fair value attributed to the 60% participation (a)	R$8,023 million
Elimination of 60% on the gain of a pre-existing relationship (1)	R$933 million
Fair value after elimination of pre-existing relationship (a)	R$ 8,956 million
Carrying amount on November 30, 2015 (60%) (b)	R$ 6,164 million
Gain on appraisal of the 60% stake at fair value (a–(b)	R$2,792 million

  (1)   According to item b(i) below, Namisa assets related to pre-existing contracts were adjusted to fair value at the acquisition date. The presentation of the gain in the valuation of the initial participation at fair value considers the elimination of 60% of the gain on the settlement of pre-existing relationship.

  The fair value of Congonhas Minérios was calculated by independent appraisers who issued an appraisal report.

  b)            Goodwill on acquisition of control over Namisa

  According to CPC15/IFRS3, the acquirer shall recognize goodwill based on expectations for future profitability as of the acquisition date, measured by the amount at which the purchase price exceeds the fair value of the assets and liabilities acquired (Purchase Price Allocation – PPA). The transaction generated goodwill of R$3,691 million, as per the table below:

Item	R$ million	Ref.
Purchase price considered	13,375	Item (a)
Fair value of the assets and liabilities acquired	9,684	(i)
Goodwill based on expectations for future profitability (Note 11)	3,691

  The goodwill based on expectations for future profitability is recorded under Intangible Assets and, since it does not have a definite useful life, it is not amortized, according to CPC 04. As from 2016, CSN will begin conducting impairment testing for this asset according to the requirements established by CPC 01.

  (i)            Fair value of the assets and liabilities acquired

  The following table shows the fair value allocation breakdown for 100% of the assets acquired and liabilities assumed as of November 30, 2015, calculated on the basis of reports prepared by independent appraisers:

				Consolidated
	Carrying amounts	Fair value adjustments	(-) Write-off of goodwill recorded at Namisa	Total fair value
Current assets	1,287,126			1,287,126
Cash and cash equivalents	783,256			783,256
Trade receivables	253,216			253,216
ROM and port advance - Congonhas	113,847			113,847
Other assets	136,807			136,807
Non-current assets	10,894,866	(189,319)	(578,531)	10,127,016
ROM and port advance - Congonhas	9,310,901	(1,554,121)		7,756,780
Other assets	144,982			144,982
MRS shares - 10%	306,190	480,610		786,800
Property, plant and equipment	550,825	156,271		707,096
Intangíible assets	581,968	727,921	(578,531)	731,358
Total assets acquired	12,181,992	(189,319)	(578,531)	11,414,142

Current liabilities	1,640,873			1,640,873
Borrowings and financing	4,680			4,680
Trade payables	29,037			29,037
Taxes payable	296,911			296,911
Dividends proposed (US$300 million)	1,156,800			1,156,800
Other payables	153,445			153,445
Non-current liabilities	266,224	19,402	(196,700)	88,926
Borrowings and financing	25,307			25,307
Provision for contingencies	7,486			7,486
Deferred taxes	215,783	19,402	(196,700)	38,485
Other payables	17,648			17,648
Total liabilities assumed	1,907,097	19,402	(196,700)	1,729,799
Total equity acquired	10,274,895	(208,721)	(381,831)	9,684,343

  According to CPC15/IFRS3, the goodwill based on expectations for future profitability existing in the Namisa’s financial statements, as of the acquisition date, should be written off so that a new goodwill is recognized.

  The allocation of the fair value resulted in a loss in the total amount of R$208,721, distributed among the principal assets of Namisa. The following table shows the breakdown of the amounts allocated and a summary of the calculation methodology:

Assets acquired	Valuation method	Carrying amounts	Fair value adjustment	Total fair value

Stake in MRS - 10%	Entity's discounted cash flow considering the long-term business plan approved by shareholders.	306,190	480,610	786,800
Agreement for sale of ROM, provision of port services and ore processing between Namisa and Congonhas	The contractual prices were compared with the market prices for ore and port services observed in comparable market purchase and sale transactions, adjusted by fluctuations in Plats projected over the agreement term. Based on the contractual volume, the difference between the result projected on the terms of the agreement and the market conditions generates goodwill.	9,424,748	(1,554,121)	7,870,627
Property, plant and equipment	The amounts of property, plant and equipment were adjusted by the difference between the fair value of the PP&E and their respective net carrying amounts, as per the technical valuation conducted by an independent appraiser for the groups of assets represented by improvements, constructions, vehicles, furniture and fixtures. The useful lives follow the periods disclosed in Note 10.	550,825	156,271	707,096
Mining rights (Mina do Engenho, Fernandinho, Cayman)	The income approach was used based on the excess profitability methodology in multiple periods, due to the possibility of attributing the directly generated cash flow to the asset identified. Under this methodology, the amount of the mining rights is estimated based on their future profitability, discounting all costs and investments that would be necessary for extracting and processing the iron ore to their fair value. These rights will be amortized according to the depletion of the mines.		726,390	726,390
relationship with supplier - contract purchase of iron ore - Itaminas	For the fair value calculation of the contract with Itaminas we used the income approach, comparing the future cash flows generated by operation in two scenarios, through the contract and market conditions.		1,531	1,531
Deferred income tax and social contribution on adjustments			(19,402)	(19,402)
Total		10,281,763	(208,721)	10,073,042

  c)            Settlement of pre-existing relationships between Congonhas Minérios and Namisa

  The CPC15/IFRS3 determines that the increase or decrease in fair value, resulting from an advantage or disadvantage in the transaction between the acquirer and the acquiree, should be eliminated, with recognition of a gain or loss in the income statement of the year as of the transaction date. Such assets or relationships are referred as pre-existing relationship in the context of CPC15/IFRS3.

  Congonhas Minérios and Namisa have a pre-existing relationship resulting from long-term agreements for the performance of port services, supply of ROM iron ore and processing of ore. With the business combination, such agreements were extinct,  since CSN’s mining activities have now been centralized at Congonhas Minérios.

  According to CPC15/IFRS3, due to the fact that the business combination between Congonhas Minérios and Namisa have settled the pre-existing agreements, Congonhas Minérios recognized a gain for the year, recorded in the profit/loss item of Other operating income and expenses, amounting to R$621,648, which is related to the participation of 40% held by the Asian Consortium in the preexisting contracts.

  3.4 Effects reflected in CSN parent company - Transaction between partners recorded in equity

  As mentioned above, Congonhas Minérios was considered the acquirer for the application of CPC15/IFRS3. As a result to the completion of the transaction, there was a change in CSN’s shareholding in Congonhas Minérios, which has not represented a loss of control in Congonhas Minérios by CSN. The Company’s participation decreased from 100% to 87.52%. According to CPC36/IFRS10, this change should be classified as an equity transaction and the resulting gain or loss on the new value of the participation shall be recorded directly in net equity. Due to this percentage variation, a gain of R$1,585 million was recorded. The table below shows the reconciliation of this amount:

Events	R$ Million Restated
Contribution to the capital of Congonhas Minérios by the Consortium - item (a)	2,619
CSN Participation - 87,52% (1)	2,292
Acquisition by CSN of 4.16% - item (a)	2,727
Consortium participation - 12.48% (2)	(340)
Other effects of the corporate reorganization (3)	(7)
Adjustment on variation of % participation	(360)
Total gain on the transaction between shareholders (1 + 2 + 3+4)	1,585

  3.5 Summary of the accounting impacts

  The following table shows the full impact of the business combination described above in the results and equity of the Company:

Events	R$ Million Restated
	Accounting effect
	P&L	Equity
Valuation Gain on 60% participation in Namisa, at fair value - item 3.3 (a) iii	2,792	2,792
Gain on settlement of preexisting relationships - item 3.3 ( c)	621	621
Gain on business combination before tax / social contribution (Note 24)	3,413	3,413
Income tax on the gain of the pre-existing relationship - item 3.3 (c)	(528)	(528)
Gain in transaction between shareholders - item 3.4		1,585
Total impact of the business combination	2,885	4,470

  4.     CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Current
Cash and cash equivalents
Cash and banks	434,014	192,595	37,003	14,638

Short-term investments
In Brazil:
Government securities	165,520	246,407	164,311	205,304
Private securities	945,420	486,730	570,284	264,500
	1,110,940	733,137	734,595	469,804
Abroad:
Time deposits	6,316,098	7,760,289	1,113,601	2,661,951
Total short-term investments	7,427,038	8,493,426	1,848,196	3,131,755
Cash and cash equivalents	7,861,052	8,686,021	1,885,199	3,146,393

  The funds available in the Group and parent company set up in Brazil are basically invested in investment funds, classified as exclusive and its financial statements were consolidated within CSN the financial statements, consolidated and parent company. The funds include repurchase agreements backed by private and public securities, with pre-fixed income, with immediate liquidity.

  Private securities are short-term investments in Bank Deposit Certificates (CDBs) with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchase agreements backed by National Treasury Notes and National Treasury Bills. The funds are managed by BTG Pactual Serviços Financeiros S.A. DTVM , BB Gestão de Recursos DVTM and Caixa Econômica Federal and their assets collateralize possible losses on investments and transactions carried out.

  A significant part of the funds of the Company and its foreign subsidiaries is invested in time deposits in banks considered by the administration as leading banks, bearing fixed rates.

  5.     SHORT-TERM INVESTMENTS

  The Company has investments in Public and Private securities managed by its exclusive funds that have been qualified as a margin deposits for the forward dollar contracts traded at BM&F Bovespa in the period and detailed in note 13 (b). The carrying amount of these financial investments totaled R$ 763,599 on December 31, 2015. These investments have pre-fixed yield and immediate liquidity.

  6.     TRADE RECEIVABLES

		Consolidated		Parent Company
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Trade receivables
Third parties
Domestic market	772,617	861,518	425,108	548,417
Foreign market	818,562	762,935	250,588	87,668
	1,591,179	1,624,453	675,696	636,085
Allowance for doubtful debts	(151,733)	(127,223)	(112,502)	(93,536)
	1,439,446	1,497,230	563,194	542,549
Related parties (Note 19 - b)	61,366	153,737	1,140,172	969,343
	1,500,812	1,650,967	1,703,366	1,511,892
Other receivables
Dividends receivable (Note 19 - b) (*)	27,817	59,470	737,668	67,553
Advances to employees	40,190	32,743	24,465	22,977
Other receivables	9,458	9,876	2,024	2,076
	77,465	102,089	764,157	92,606
	1,578,277	1,753,056	2,467,523	1,604,498

  (*) Refers mainly to dividends receivable from Congonhas Minérios S.A. totaling R$694,080 to be paid on November 30, 2016.

  In accordance with Group’ internal sales policy the Group performs operations relating to assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$232,275 as of December 31, 2015 (R$264,411 as of December 31, 2014), less the trade receivables.

  The breakdown of gross trade receivables from third parties is as follows:

		Consolidated		Parent Company
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Current	1,049,033	1,284,824	423,801	464,322
Past-due up to 180 days	353,443	236,843	118,488	90,612
Past-due over 180 days	188,703	102,786	133,407	81,151
	1,591,179	1,624,453	675,696	636,085

  The movements in the Group’s allowance for doubtful debts are as follows:

		Consolidated		Parent Company
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Opening balance	(127,223)	(114,172)	(93,536)	(88,518)
Estimated losses	(35,631)	(25,305)	(26,288)	(15,915)
Recovery of receivables	11,121	12,254	4,504	10,897
Balance related to incorporation			2,818
Closing balance	(151,733)	(127,223)	(112,502)	(93,536)

  7.     INVENTORIES

		Consolidated		Parent Company
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Finished goods	1,912,868	1,270,182	1,078,554	794,223
Work in progress	1,007,630	858,811	746,614	733,759
Raw materials	1,062,557	1,006,620	563,119	621,450
Storeroom supplies	962,078	949,062	489,816	825,983
Iron ore	95,461	147,699	6,912	147,699
Advances to suppliers	12,147	2,329	6,191	1,741
Provision for losses	(111,427)	(112,581)	(40,462)	(88,056)
	4,941,314	4,122,122	2,850,744	3,036,799

  The movements in the provision for inventory losses are as follows:

		Consolidated		Parent Company
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Opening balance	(112,581)	(102,185)	(88,056)	(83,426)
Provision for losses /reversals of slow-moving and obsolescence (Note 24)	1,154	(10,396)	15,835	(4,630)
Drop down of assets to Congonhas			31,759
Closing balance	(111,427)	(112,581)	(40,462)	(88,056)

  8.     OTHER CURRENT AND NON-CURRENT ASSETS

  The groups of other current and non-current assets is comprised as follows:

			Consolidated				Parent Com pany
	Current		Non-current		Current		Non-current
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Judicial deposits (Note 17)			328,542	288,804			263,046	239,902
Credits w ith the PGFN (1)			87,761	81,792			87,761	81,792
Recoverable taxes (2)	996,679	598,497	445,926	155,616	702,722	453,258	245,833	88,046
Prepaid expenses	119,456	36,226	28,119	33,323	19,440	24,151	4,500	15,620
Actuarial asset - related party (Note 19 b)			114,433	97,173			112,660	96,914
Derivative financial instruments (Note 13 I)	118,592	174,611
Exclusive fund quotas (3)					110,075	144,018
Securities held for trading (Note 13 I)	10,778	13,798			10,659	9,451
Iron ore inventory (4)			144,499	144,483				144,483
Northeast Investment Fund – FINOR			10,888	8,452			8,452	8,452
Other receivables (Note 13 I)			6,877	1,347			1,439	1,450
Loans w ith related parties (Note 19 b)		517,493	373,214	117,357		106,218	239,930	52,619
Other receivables from related parties (Note 19 b)	9,420	15,780	29,020	7,037	32,479	168,035	303,441	329,330
Other	31,524	17,898	14,642	12,036			14,408	11,770
	1,286,449	1,374,303	1,583,921	947,420	875,375	905,131	1,281,470	1,070,378

   (1) Refers to the excess judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program).

  (2) Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) recoverable and income tax and social contribution for offset. The variation in the year stems from recognition of extemporaneous credits in the year 2015. The Company conducted an assessment of their credits and expects to recover in the coming periods.

  (3) Refers to transactions with derivatives managed by the exclusive funds.

  (4) Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, expected to start operating in the second half of 2017, splited to Congonhas Minérios from the drop down of mining assets (refer to note 3).

  9.     INVESTMENTS

  •       Reduce of financial leverage

  With the primary goal of reducing financial leverage, the Company´s Management is focused on a plan of disposal of assets and believes that a portion of these assets will be sold within 12 months as from December 31, 2015; however, it is not possible to confirm that the sale is highly probable for any of the considered assets, within these 12 months period. The Company considers several sales scenarios that vary according to different macroeconomic and operating assumptions. In this context, the Company did not segregate and not reclassified these assets in the financial statements as discontinued operations in accordance with the CPC 31 (IFRS 5).

  9.a) Direct equity interests in joint ventures, associates and other investments

								12/31/2015					12/31/2014
Companies		Number of shares held by CSN in units			Participation in				% Direct equity interest	Participation in
				% Direct equity interest	Assets	Liabilities		Profit(loss) for the period Restated		Assets	Liabilities	Shareholders´ equity	Profit(loss) for the period
							Shareholders
							equity
		Common	Preferred
Investments under the equity method
Subsidiaries
CSN Islands VII Corp.		20,001,000		100.00	7,877,792	7,837,793	39,999	486,635	100.00	7,214,810	7,568,331	(353,521)	341,699
CSN Islands VIII Corp.	(*)												(183)
CSN Islands IX Corp.		3,000,000		100.00	2,329		2,329	409	100.00	1,113,075	1,111,155	1,920	(48)
CSN Islands X Corp.	(**)							(31,501)	100.00	20	61,633	(61,613)	(8,821)
CSN Islands XI Corp.		50,000		100.00	3,179,151	3,157,160	21,991	13,548	100.00	2,236,207	2,227,764	8,443	503
CSN Islands XII Corp.		1,540		100.00	2,815,700	3,910,786	(1,095,086)	(437,263)	100.00	2,000,851	2,658,674	(657,823)	(182,508)
CSN Minerals S.L.U.		3,500		100.00	5,644,572	1,265	5,643,307	1,507,307	100.00	4,151,169	15,169	4,136,000	(6,274)
CSN Export Europe, S.L.U.		3,500		100.00	1,397,512	9,373	1,388,139	460,291	100.00	930,973	3,125	927,848	99,302
CSN Metals S.L.U.		16,504,020		100.00	1,220,413	6,620	1,213,793	399,040	100.00	846,160	31,408	814,752	123,816
CSN Americas S.L.U.		3,500		100.00	2,139,488	2,729	2,136,759	415,750	100.00	1,588,221	23,490	1,564,731	15,298
CSN Steel S.L.U.		22,042,688		100.00	2,866,164	1,856,618	1,009,546	(319,636)	100.00	2,152,431	1,274,343	878,088	(27,014)
Sepetiba Tecon S.A.		254,015,052		99.99	391,889	130,650	261,239	33,170	99.99	358,321	122,778	235,543	21,509
Mineração Nacional S.A.		65,020,211		99.99	500,519	159,689	340,830	(1,807)	99.99	1,097	22	1,075	82
Estanho de Rondônia S.A.		51,665,047		99.99	32,028	20,565	11,463	(9,615)	99.99	35,101	14,023	21,078	(10,530)
Cia Metalic Nordeste		92,459,582		99.99	172,283	42,207	130,076	1,911	99.99	187,571	34,849	152,722	11,606
Companhia Metalúrgica Prada		313,651,399		99.99	734,570	521,637	212,933	(309,447)	99.99	618,212	427,701	190,511	(117,626)
CSN Cimentos S.A.	(***)							20,012	100.00	1,088,997	64,652	1,024,345	93,161
Congonhas Minérios S.A.		158,419,480		87.52	13,398,365	6,148,268	7,250,097	2,878,737	99.99	1,996,460	2,012,062	(15,602)	(7,419)
CSN Energia S.A.		43,149		99.99	87,316	27,471	59,845	16,307	99.99	73,569	14,299	59,270	79,703
FTL - Ferrovia Transnordestina Logística S.A.		353,190,644		89.79	513,711	183,767	329,944	(8,839)	88.41	566,259	272,513	293,746	(8,834)
Companhia Florestal do Brasil		35,454,849		99.99	32,242		32,242	(1,921)	99.99	29,471	8,495	20,976	(76)
Nordeste Logística		99,999		99.99	100		100
Joint-venture e Joint-operation
Nacional Minérios S.A.	(***)							1,156,468	60.00	10,113,587	642,561	9,471,026	673,060
Itá Energética S.A.		253,606,846		48.75	302,956	17,470	285,486	6,814	48.75	316,345	14,618	301,727	2,109
MRS Logística S.A.		26,611,282	2,673,312	18.64	1,502,463	945,958	556,505	78,684	27.27	1,959,145	1,182,454	776,691	103,458
CBSI - Companhia Brasileira de Serviços de Infraestrutura		1,876,146		50.00	15,593	15,091	502	(2,979)	50.00	18,678	15,196	3,482	575
CGPAR - Construção Pesada S.A.		50,000		50.00	50,574	39,972	10,602	8,084	50.00	61,689	55,129	6,560	13,000
Transnordestina Logística S.A.		22,761,085	1,397,545	56.92	4,229,494	2,958,449	1,271,045	(31,137)	62.64	4,115,120	2,818,184	1,296,936	(27,455)
Fair Value alocated to TLSA due to control loss							659,105					659,105
Associates
Arvedi Metalfer do Brasil		27,239,971		20.00	54,402	53,363	1,039	(15,690)	20.00	60,101	44,429	15,672	(5,103)
					49,161,626	28,046,901	21,773,830	6,313,332		43,833,640	22,719,057	21,773,688	1,176,990
Classified as available-for-sale
Usiminas							450,073					1,340,896
Panatlântica							21,601					31,589
							471,674					1,372,485
Other investments
Profits on subsidiaries' inventories							(82,042)	18,580				(100,622)	(77,332)
Others							65,017	(3,143)				65,019	(1,415)
							(17,025)	15,437				(35,603)	(78,747)
Total investments							22,228,479	6,328,769				23,110,570	1,098,243

Classification of investments in the balance sheet
Investments in assets							23,323,565					24,199,129
Investments with negative equity							(1,095,086)					(1,088,559)
							22,228,479					23,110,570

  (*) Company extinguished in 2014;

  (**) Company extinguished in 2015;

  (***) Company incorporated in 2015;

  The number of shares, the carrying amounts of assets, liabilities and shareholders’ equity, and the amounts of profit or loss for the period refer to the equity interests held by CSN in those companies.

  9.b) Merger of subsidiaries and division of assets

  In 2015 there were controlled incorporation of operations, drop down of business establishment, and division of assets that impacted the financial statements as follows:

	CSN Cimentos (1)	Casa de Pedra e Tecar (2)	Namisa (3)	Mineração Nacional (4)
	05/01/2015	12/31/2015	12/31/2015	12/31/2015
Cash and equivalents	129,745		213,355
Trade receivables	433,542	650,716	193,612
Inventories	21,814	497,357	61,513	19,026
Dividends receivable			1,344,829
Deferred tax	29,042	73,436
Advance to suppliers		14,470	9,414,947
Other current and non-current assets	21,452	229,841	173,273	7,838
Investments	93,564	6,173,113	344,698
Property, plant, equipment and intangible	397,570	5,932,597	1,091,498	41,848
Borrowings and financing		(3,257,338)	(1,257,299)
Advance to customers		(9,414,946)
Trade payables	(30,180)	(323,995)	(41,076)	(541)
Proposed dividends			(1,156,800)
Deferred tax			(143,146)
Tax payable	(10,625)	(25,550)	(141,959)
Other current and non-current liabilities	(24,919)	(392,978)	(209,826)	(9,133)
Net assets	1,061,005	156,723	9,887,619	59,038

  (1) Merger of subsidiary CSN Cimentos as mentioned in Note 9.d;

  (2) Drop down of the assets Casa De Pedra, TECAR, 60% of the shares of Namisa and 8.63% of MRS shares from CSN's mining business to the subsidiary Congonhas Minérios, as mentioned in Note 3;

  (3) Merger of the subsidiary Namisa by Congonhas Minérios as mentioned in Note 3;

  (4) Spin-off of Namisa assets to National Minérios in addition of restructuring the Company´s mining activities mentioned in note 3. Furthermore, besides the book values of the spin-off mentioned above, fair value adjustments were assigned to mining rights amounting to R$427 million, R$282 net of income taxes (IR/CSLL).

9.c) Rollforward of investments balances in joint ventures, associates and other investments

		Consolidated		Parent Company
	12/31/2015	12/31/2014	Restated 12/31/2015	12/31/2014
Opening balance of investments	13,665,453	13,487,023	24,199,129	27,005,592
Opening balance of loss provisions			(1,088,559)	(1,231,511)
Investment balance of Namisa 11.30.15 (1)	(10,160,981)
Capital increase/acquisition of shares (2)	3,575	10,279	490,842	93,960
Acquisition of Congonhas Minérios shares - 4,16%			2,732,605
Capital reduction (3)	(466,758)		(546,796)	(3,120,344)
Dividends (4)	(54,464)	395,307	(3,985,128)	275,731
Comprehensive income (5)	(967,447)	(970,266)	(409,767)	(1,011,188)
Comprehensive income - Business Combination			1,584,779
Equity pickup (7)	1,192,034	743,119	6,328,769	1,098,243
Incorporation of subsidiary - CSN Cimentos			(1,061,005)
Drop down of MRS assets to Congonhas (8)	786,800		(6,173,113)
Transfer of assets - Casa de Pedra e Tecar (nota 9.b)			156,723
Others	15	(9)		87
Closing balance of investments	3,998,227	13,665,453	23,323,565	24,199,129
Balance of provision for investments with negative equity			(1,095,086)	(1,088,559)
Total	3,998,227	13,665,453	22,228,479	23,110,570

(1) Refers to Namisa´s equity on November 2015, before the business combination events, during which the company was not consolidated.

(2) The variation is due mainly by capital increase in Prada with capitalization of credits receivable from indirect subsidiaries Rimet and CBL amounting to R$331,869 as well as capital increase in the Mineração Nacional, due to the drop down of assets from Nacional Minérios in the amount of R$ 59,038 (see note 9.b).

(3) In 2015 it refers to capital reduction in the companies Nacional Minérios S.A. and Cia Metalic Nordeste. In 2014, refers to capital reduction in the subsidiaries CSN Steel, CSN Americas, CSN Metals, CSN Minerals and CSN Export.

(4) Dividend payments by Namisa in the amount of R$ 3,239,040 and declaration of dividends amounting to R$694,080, scheduled to be paid on November 30, 2016 (see Note 3);

(5) Refers to the mark-to-market of investments classified as available for sale and translation to the reporting currency of the foreign investments (the functional currency of which is not the Brazilian reais) and actuarial gain/loss reflecting the investments measured by equity method.

(6) Gain in percentage change regarding the business combination in accordance with note 3.4.

(7) The table below shows the reconciliation of the equity in results of affiliated companies included on investment balance with the amount disclosed in the income statement and it is due to the elimination of the results of the CSN´s transactions with these companies:

		Consolidated
	12/31/2015	12/31/2014
Equity in results of affiliated companies
Nacional Minérios S.A.	1,156,714	673,060
MRS Logística S.A.	78,684	102,476
CBSI - Companhia Brasileira de Serviços de Infraestrutura	(2,979)	572
Transnordestina	(31,137)	(27,465)
Arvedi Metalfer do Brasil	(15,690)	(5,524)
Others	6,442
	1,192,034	743,119
Eliminations
To cost of sales	(50,815)	(45,812)
To net revenues	2,805	50,261
To finance costs		(628,629)
To taxes	16,324	212,221
Equity in results	1,160,348	331,160

(8) Shares of Namisa and MRS held by CSN, immediately prior to the transaction described in note 3, have been allocated to the establishments of Casa de Pedra and TECAR in order to increase capital in Congonhas Minérios, through commercial property trespass.

9.d) In Joint ventures and joint operations financial information

• SEPETIBA TECON S.A. (“TECON”)

The Container Terminal was created to exploit the terminal no 1 in Itaguaí Port, located in the State of Rio de Janeiro. The terminal is connected to the UPV by the Southeast railroad network.  The Southeast railroad network is the contract object of the concession that has been granted to MRS Logística S. A. The range of services includes the move operation of cargo, storage of containers and steel products, general cargo, cleaning and maintenance.

The Tecon concession was granted on September 3, 1998, this concession allows the exploitation of said terminal for 25 years renewable for the same period.

When the concession expires, it will return to the Union as well as all the rights and privileges transferred to Tecon, along with the ownership of assets and those resulting from investments, declared reversible by the Federal Government for being necessary to the continuity of terminal´s operation. The reversible assets will be indemnified by the Federal Government at the residual value of cost, based on the accounting records of Tecon after deducting depreciation.

• ESTANHO DE RONDÔNIA S.A. (“ERSA”)

Headquartered in the state of Rondônia, the subsidiary operates two units, which are based in the cities of Itapuã do Oeste and Ariquemes. In Itapuã do Oeste is extracted the cassiterite (tin ore) and in Ariquemes is located the casting operation, where the metallic tin is made,  which is the raw material used in UPV for the production of tin plates.

• CIA. METALIC NORDESTE (“Metalic”)

Headquartered in Maracanaú, State of Ceará, its corporate purpose is to manufacture metallic packaging destined basically to the beverage industry. Its production is mainly focused on the north and northeast Brazil market and the production excess is directed to foreign markets.

The Company´s operational unit has two separate production lines: i) cans, its main raw material is steel coated with tin, provided by the parent company and; ii) metal covers, its main raw material is aluminum.

• COMPANHIA METALÚRGICA PRADA (“Prada”)

Metal packaging

Prada operates in the field of steel packaging, producing what is best and safest in steel cans, buckets and aerosols. Its supply chain includes the chemical and food segments, providing packaging and printing services to leading companies in the market.

On August 1, 2014 Prada subscribed 10.820.723.155 shares in its subsidiary Companhia Brasileira de Latas ("CBL") that were paid through the capitalization of credits arising from advances for future Capital Increase (AFAC), held by Prada and related CBL amounting to R$108,207.  Due to the increase mentioned, Prada´s participation raised from 59.17% to 95.55% of total share capital of CBL.

As of August 28, 2014 Prada acquired altogether the shares held by minority shareholders of CBL representing 4.45% of the share capital by the amount of $5. Nowadays Prada holds a 100% interest in the share capital CBL.

CBL is also engaged in the manufacture of metal steel packaging for the food and chemical industry, supplying its products to leading companies in the market, thus acting in the same Prada´s business segment.

Additionally, as of 2014 the Companhia de Embalagens (MMSA) has incorporated three metal packaging companies as follows: Empresa de Embalagens Metálicas (LBM Ltda.), Empresa de Embalagens Metálicas (MUD Ltda.) and Empresa de Embalagens Metálicas (MTM do Nordeste).

On November 30, 2015, Prada has incorporated its subsidiary Rimet Empreendimentos Industriais e Comerciais.

Distribution

Prada is a player in the market of processing and distribution regarding flat steel products, with a diversified product line. It provides coils, rolls, strips, blanks, metal sheets, profiles, tubes and tiles, among other products, to the most different industry segments - from automotive to construction. It is also specialized in providing service steel processing, meeting the demand of the all national companies.

• CSN CIMENTOS S.A. (“CSN Cimentos”)

Established in Volta Redonda, state of Rio de Janeiro, the Company is engaged in the manufacture and sale of cement, using as its raw materials the blast furnace slag from the UPV steelwork. CSN Cimentos started its operations on May 14, 2009.

As disclosed in material event as of April 9, 2015, CSN’s Board of Directors proposed the merger of the subsidiary CSN Cimentos SA, which had a net assets amounting to R$1,109,662 as of March 31, 2015, focusing on a single organizational structure of all commercial and administrative activities. At the extraordinary general meeting with the shareholders held on April 30, 2015, the merger of CSN Cimentos was approved, with effect from 1 May 2015, and as a result of the transaction, CSN Cimentos was extinguished and CSN assumed all its assets, rights and obligations.

• CSN ENERGIA S.A.

Its main objective is the distribution of the excess electric power generated by CSN and Companies, consortiums or other entities in which CSN holds an interest.

• FTL - FERROVIA TRANSNORDESTINA LOGÍSTICA S.A. (“FTL”)

FTL was created on the purpose of incorporating the spun-off portion of TLSA, the Company holds the concession to operate the railway cargo transportation, the public service is provided in northeastern of Brazil, which includes the railway between the towns of Sao Luis to Fortaleza, Recife Daredevil, Itabaiana Cabedelo, Paula Cavalcante Macau and Propriá Jorge Lins ("Network I").

As of April 2015, the CSN subscribed shares by capitalization of advances for future capital increase amounting R$ 45,071, therefore its participation in the share capital of the company increased from 88.41% to 89.79%.

• CONGONHAS MINÉRIOS S.A. (“CONGONHAS”)

Headquartered in Congonhas, Minas Gerais, it is primarily engaged in the production, purchase and sale of iron ore. Congonhas commercializes its products mainly in the overseas market. As mentioned in note 3, from 30 November 2015, the Congonhas has centralized mining operations of CSN, including the establishments of the mine Casa de Pedra, the port TECAR and the participation of 18.63% in MRS. The participation of the CSN in this subsidiary is 87,52%.

• MINERAÇÃO NACIONAL S.A.

Headquartered in Congonhas, Minas Gerais State, the Mineração Nacional is primarily engaged in the production and sale of iron ore. This subsidiary concentrates the assets of mining rights relating to mines Fernandinho, Cayman and Casa de Pedra transferred to this subsidiary in the business combination process described in note 3.

9.e) Joint ventures and joint operations financial information

The balances of the balance sheets and income statements of joint venture and joint operation are presented as follows and refer to 100% of the companies´ profit/loss:

	11/30/2015					12/31/2015						12/31/2014
	Joint-Venture				Joint-Operation		Joint-Venture				Joint-Operation
Equity interest (%)	Nacional Minérios	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
		37,27%	50,00%	56,92%	48,75%	50,00%	60,00%	27,27%	50,00%	62,64%	48,75%	50,00%
Balance sheet
Current assets
Cash and cash equivalents	456.364	671.475	3.343	75.977	36.647	10.621	5.499.139	266.905	925	511.586	31.436	27.253
Advances to suppliers	115.693	6.854	289		215	81	250.469	13.994	98		364	337
Other current assets	364.468	657.000	22.726	67.540	17.137	43.358	309.054	532.016	30.164	54.196	15.859	32.146
Total current assets	936.525	1.335.329	26.358	143.517	53.999	54.060	6.058.662	812.915	31.187	565.782	47.659	59.736
Non-current assets
Advances to suppliers	9.310.901						9.236.170
Other non-current assets	136.144	533.897	139	280.718	32.880	13.087	129.504	503.849	86	253.307	32.371	85
Investments, PP&E and intangible assets	1.399.713	6.191.459	4.689	7.006.464	534.569	34.000	1.431.643	5.867.645	6.083	5.750.208	568.883	63.557
Total non-current assets	10.846.758	6.725.356	4.828	7.287.182	567.449	47.087	10.797.317	6.371.494	6.169	6.003.515	601.254	63.642
Total Assets	11.783.283	8.060.685	31.186	7.430.699	621.448	101.147	16.855.979	7.184.409	37.356	6.569.297	648.913	123.378

Current liabilitiesPassivo circulante
Borrowings and financing	4.680	844.296		167.112		10.849	368.818	382.332		187.331		25.520
Other current liabilities	1.635.993	893.883	28.794	250.440	33.667	55.281	429.345	851.850	27.718	84.594	29.986	52.744
Total current liabilities	1.640.673	1.738.179	28.794	417.552	33.667	66.130	798.163	1.234.182	27.718	271.925	29.986	78.264
Non-current liabilities
Borrowings and financing	25.307	2.772.462		4.560.078		12.620	29.541	2.657.635		4.223.796		23.443
Other non-current liabilities	230.859	564.407	1.389	220.001	2.170	1.193	243.231	444.379	2.674	3.172		8.551
otal non-current liabilities	256.166	3.336.869	1.389	4.780.079	2.170	13.813	272.772	3.102.014	2.674	4.226.968		31.994
Shareholders’ equity	9.886.444	2.985.637	1.003	2.233.068	585.611	21.204	15.785.044	2.848.213	6.964	2.070.404	618.927	13.120
Total liabilities and shareholders’ equity	11.783.283	8.060.685	31.186	7.430.699	621.448	101.147	16.855.979	7.184.409	37.356	6.569.297	648.913	123.378

	11/30/2015					01/01/2015 a 12/31/2015						01/01/2014 a 12/31/2014
	Joint-Venture				Joint-Operation		Joint-Venture				Joint-Operation
Balance sheet	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR	Nacional Minérios (*)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
	59,76%	37,27%	50,00%	56,92%	48,75%	50,00%	60,00%	27,27%	50,00%	62,64%	48,75%	50,00%
Statements of Income
Net revenue	751.595	3.172.744	151.097		157.379	172.388	1.474.633	3.063.061	161.372	14	136.565	278.855
Cost of sales and services	(557.504)	(2.094.961)	(147.186)		(88.683)	(132.034)	(1.214.196)	(2.013.846)	(150.411)		(86.751)	(234.944)
Gross profit	194.091	1.077.783	3.911		68.696	40.354	260.437	1.049.215	10.961	14	49.814	43.911
Operating (expenses) income	(113.533)	(371.798)	(8.615)	(32.863)	(50.455)	(14.480)	(277.648)	(282.736)	(8.934)	(28.459)	(46.182)	(3.572)
Finance income (costs), net	1.996.261	(255.003)	(1.254)	(18.309)	2.777	(1.713)	1.651.891	(190.294)	69	(15.383)	2.972	(1.309)
Income before income tax and social contribution	2.076.819	450.982	(5.958)	(51.172)	21.018	24.161	1.634.680	576.185	2.096	(43.828)	6.604	39.030
Current and deferred income tax and social contribution	(148.964)	(152.994)			(7.041)	(7.992)	(512.913)	(196.792)	(946)		(2.279)	(13.030)
Profit / (loss) for the period	1.927.855	297.988	(5.958)	(51.172)	13.977	16.169	1.121.767	379.393	1.150	(43.828)	4.325	26.000

(*) Refer to the consolidated balances and profit or loss of Nacional Minérios S. A.

•       NACIONAL MINÉRIOS S.A. - (“Namisa”)

Namisa, headquartered in Congonhas, State of Minas Gerais, is primarily engaged in the production, purchase and sale of iron ore and is mainly focused on foreign markets for the sale of its products.

In 12/31/2015 Namisa was merged into Congonhas Minérios S.A. concluding the transaction with the Asian Consortium, as detailed in note 3 – Business combination.

ITÁ ENERGÉTICA S.A. - (“ITASA”)

ITASA is a corporation established in July 1996 that was engaged to operate under a shared concession, the Itá Hydropower Plant (UHE Itá), with 1,450 MW of installed power, located on the Uruguay River, on the Santa Catarina and Rio Grande do Sul state border.

•       MRS LOGÍSTICA S.A. (“MRS”)

With registered offices in the City of Rio de Janeiro-RJ, this subsidiary is engaged in public railroad transportation, on the basis of an onerous concession, on the domain routes of the Southeast Grid of the federal railroad network (Rede Ferroviária Federal S.A. – RFFSA), located in the Southeast (Rio de Janeiro, São Paulo and Belo Horizonte. The concession has a 30-year term as from December 1, 1996, extendable for an equal term by exclusive decision of the concession grantor.

MRS may further engage in services involving transportation modes related to railroad transportation and participate in projects aimed at expanding the railroad service concessions granted.

For performance of the services covered by the concession for a, MRS leased from RFFSA for the same concession period, the assets required for operation and maintenance of the freight railroad transportation activities. At the end of the concession, all the leased assets are to be transferred to the ownership of the railroad transportation operator designated at that time.

In 2014, the Company had a direct equity interest of 27.27% in the capital stock of MRS, as well as an indirect equity interest of 6% therein, together with its joint venture Namisa.

The Company has transferred 8.63% of its direct participation in MRS to Congonhas under the business combination described in note 3.

Owing to the transaction in question, as of December 31, 2015, the Company has a direct equity interest of 18.64% in the capital stock of MRS and an indirect equity interest of 18.63% through its subsidiary Congonhas Minérios, consequently the total participation is 37.27%.

•       CONSÓRCIO DA USINA HIDRELÉTRICA DE IGARAPAVA

The Igarapava Hydroelectric Power Plant is located on the Grande River, in the city of Conquista, MG, and has installed capacity of 210 MW. It consists of 5 bulb-type generating units.

CSN holds a 17.92% investment in the consortium, whose specific purpose is the distribution of electric power, which is made according to the percentage equity interest of each company.

The balance of property, plant and equipment less depreciation as of December 31, 2015 is R$27,084 (R$28,250 as of December 31, 2014) and the expense in 2015 amounted to R$5,040 (R$5,302 in 2014).

•       CBSI - COMPANHIA BRASILEIRA DE SERVIÇOS DE INFRAESTRUTURA (“CBSI”)

CBSI is the result of a joint operation between CSN and CKTR Brasil Ltda. Based in the city of Araucária, PR, CBSI is primarily engaged in providing services CSN and other third-party entities, and can operate activities related to the refurbishment and maintenance of industrial machinery and equipment, construction maintenance, industrial cleaning, logistic preparation of products, among other activities.

•       CGPAR CONSTRUÇÃO PESADA S.A. (“CGPAR”)

CGPAR is the result of a joint venture between CSN and GPA Construção Pesada e Mineração Ltda.  Based in the city of Belo Horizonte, MG, CGPAR is mainly engaged in providing services related to the support to the extraction of iron ore, earth leveling, earthmoving, and dam construction.

•         TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

TLSA is primarily engaged in the public service operation and development of a railroad network in the Northeast of Brazil network, comprising the rail segments Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro- Porto de Suape, and Missão Velha-Porto de Pecém sections (“Railway System II”).

During the year 2015, CSN and others shareholders subscribed 3,973,152 shares in TLSA amounting to R$213,834, which R$3,229 from CSN and R$210,605 from others shareholders, consequently at December 31, 2015 CSN held 56.92% of TLSA share capital.  Therefore, due to the transactions described above that caused a participation change of the shareholders in the share capital of TLSA on 2015, the Company recognized a gain of R$2,014, recorded in equity.

9.f) Additional information on indirect participation in abroad operations

•         STAHLWERK THÜRINGEN GMBH (“SWT”)

SWT was formed from the former industrial steel complex of Maxhütte, located in the Germany city of Unterwellenborn, which produces steel shapes used for construction in accordance with international quality standards.

Its main raw material is steel scrap, the Company has an installed production capacity of 1.1 million metric tons steel/year. The SWT is a wholly owned indirect subsidiary of CSN Steel S.L.U, a subsidiary of CSN.

•         COMPANHIA SIDERURGICA NACIONAL – LLC (“CSN LLC”)

The CSN LLC has an industrial plant in Terre Haute, Indiana State - USA, where is located the cold rolled and galvanized steel production lines. The LLC assets and liabilities came from the extinct Heartland Steel Inc., Incorporated in 2001. CSN LLC is a wholly owned indirect subsidiary of CSN Americas S.L.U, a subsidiary of CSN.

•         LUSOSIDER AÇOS PLANOS S.A. (‘Lusosider’’)

Incorporated in 1996 in succession to Siderurgia Nacional (a company privatized by the Portuguese government that year), Lusosider is the only Portuguese company of the steel industry to produce cold rolled and galvanized anti-corrosion steel. Based in Paio Pires, The Lusosider has an installed capacity of about 550,000 tons / year to produce four large groups of steel products: galvanized sheet, cold rolled sheet, pickled and oiled plate. The products are manufactured by Lusosider and may be used in the packaging industry, construction (pipes and metallic structures) and in home appliance components.

9.g) Other investments

•       PANATLÂNTICA S. A. (“Panatlântica”)

Panatlântica is  a publicly-held company, headquartered in the city of Gravataí, State of Rio Grande do Sul, engaged in the manufacturing, trade, import, export and processing of steel and ferrous or non-ferrous metals, coated or not. This investment is classified as available-for-sale and measured at fair value.

The Company currently holds 11.38% (11.40% as of December 31, 2014) of Panatlântica’s total share capital.

•       USINAS SIDERURGICAS DE MINAS GERAIS S.A. – USIMINAS (“USIMINAS”)

Usiminas, headquartered in Belo Horizonte, State of Minas Gerais, is engaged in steel and related operations.  Usiminas produces flat rolled steel in the Intendente Câmara and José Bonifácio de Andrada e Silva plants, located in Ipatinga, Minas Gerais, and Cubatão, São Paulo, respectively, the final product is sold in the domestic and  foreign market. Usiminas also exploits iron ore mines located in Itaúna, Minas Gerais, to meet its verticalization and production cost optimization strategies. Usiminas also has service and distribution centers located in several regions of Brazil, and the Cubatão, São Paulo, and Praia Mole, Espírito Santo, all centers are located in strategic locations for the shipment of its production.

On April 9, 2014, the Administrative Council for Economic Defense (CADE - Conselho Administrativo de Defesa Econômica) issued its decision on the matter about the Usiminas shares held by CSN signing a Performance Commitment Agreement), also called TCD, between CADE and CSN. Under the terms of the decision of CADE and TCD, CSN must reduce its interest in USIMINAS and evaluate strategic alternatives with respect to its investment in Usiminas.

As of December 31, 2015 and 2014, the Company reached holdings of 14.13% in common shares and 20.69% in preferred shares of USIMINAS share capital.

USIMINAS is listed on the São Paulo Stock Exchange (“BM&F BOVESPA”: USIM3 and USIM5).

•     ARVEDI METALFER DO BRASIL S.A. (“Arvedi”)

Arvedi, headquartered in Salto, State of São Paulo, is engaged in pipe production. As of December 31, 2015 and 2014 CSN held 20.00% of Arvedi’s share capital.

10.   PROPERTY, PLANT AND EQUIPMENT

							Consolidated
	Land	Buildings	Machinery. equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2014	216,458	2,432,450	10,499,676	36,633	2,243,967	194,956	15,624,140
Cost	216,458	3,021,437	16,791,750	167,410	2,243,967	414,276	22,855,298
Accumulated depreciation		(588,987)	(6,292,074)	(130,777)		(219,320)	(7,231,158)
Balance at December 31, 2014	216,458	2,432,450	10,499,676	36,633	2,243,967	194,956	15,624,140
Exchange rate effect	16,418	51,910	230,588	1,453	5,498	4,833	310,700
Acquisitions	1,841	9,710	242,656	3,292	1,914,732	10,355	2,182,586
Capitalized interest (notes 25 and 31)					166,366		166,366
Write-offs (note 24)			(2,507)	(49)	(3,827)	(83)	(6,466)
Depreciation		(103,387)	(1,005,848)	(6,214)		(11,573)	(1,127,022)
Transfers to other asset categories	22,623	95,524	880,652	81	(1,270,903)	272,023
Transfers to intangible assets					(1,852)		(1,852)
Business Combination, fair value of assets acquired (nota 3)	6,949	215,642	266,934	3,790	146,734	67,047	707,096
Update of the ARO estimation						22,582	22,582
Others		(5,723)	(2,879)		(1,329)	3,400	(6,531)
Balance at December 31, 2015	264,289	2,696,126	11,109,272	38,986	3,199,386	563,540	17,871,599
Cost	264,289	3,436,458	18,638,117	183,086	3,199,386	811,535	26,532,871
Accumulated depreciation		(740,332)	(7,528,845)	(144,100)		(247,995)	(8,661,272)
Balance at December 30, 2015	264,289	2,696,126	11,109,272	38,986	3,199,386	563,540	17,871,599

						Parent Company
	Land	Buildings	Machinery. equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2014	110,181	1,786,572	8,882,070	29,036	2,118,097	183,338	13,109,294
Cost	110,181	2,003,303	13,877,027	136,041	2,118,097	301,835	18,546,484
Accumulated depreciation		(216,731)	(4,994,957)	(107,005)		(118,497)	(5,437,190)
Balance at December 31, 2014	110,181	1,786,572	8,882,070	29,036	2,118,097	183,338	13,109,294
Acquisitions			203,870	2,030	1,769,120	4,484	1,979,504
Capitalized interest (notes 25 and 31)	1,400	214,879	175,298	561	13	4,713	396,864
Write-offs (note 24)	(50,854)	(1,287,945)	(3,332,850)	(9,268)	(1,117,432)	(115,336)	(5,913,685)
Depreciation					160,777		160,777
Transfers to other asset categories			(91)	(14)	(3,827)	(58)	(3,990)
Transfers to intangible assets		(57,055)	(782,928)	(4,680)		(10,486)	(855,149)
Business Combination, fair value of assets acquired (nota 3)	22,623	218,343	959,632	14	(1,200,871)	259
Update of the ARO estimation					(624)		(624)
Others		(5,723)	(1,281)		(1,926)	2,287	(6,643)
Balance at December 31, 2015	83,350	869,071	6,103,720	17,679	1,723,327	69,201	8,866,348
Cost	83,350	1,025,848	10,677,122	118,301	1,723,327	159,914	13,787,862
Accumulated depreciation		(156,777)	(4,573,402)	(100,622)		(90,713)	(4,921,514)
Balance at December 30, 2015	83,350	869,071	6,103,720	17,679	1,723,327	69,201	8,866,348

(*) Refer basically to railway assets such as courtyards, tracks and leasehold improvements, vehicles, hardware, mines, ore deposits, and spare part inventories.

The breakdown of the projects comprising construction in progress is as follows:

					Consolidated
Project description	Start date	Completion date		12/31/2015	12/31/2014
Logistics
Current investments for maintenance of current operations.				35,457	45,522
				35,457	45,522
Mining
Expansion of Casa de Pedra Mine capacity production.	2007	2016/2017	(1)	709,945	462,075
Expansion of TECAR export capacity.	2009	2020	(2)	390,920	332,394
Current investments for maintenance of current operations.				302,764	60,236
				1,403,629	854,705
Steel
Construction of a long steel plant to produce rebar and machine wire.	2008	2016	(3)	105,697	95,991
Implementation of the AF#3’s gas pressure recovery.	2006	2015			1,140
Expansion of the service center/Mogi.	2013	2015/2016	(4)	14,950	46,993
Current investments for maintenance of current operations.				375,579	159,499
				496,226	303,623
Cement
Construction of cement plants.	2011	2016	(5)	1,254,897	1,030,938
Current investments for maintenance of current operations.				9,177	9,179
				1,264,074	1,040,117
				3,199,386	2,243,967

(1)   Expected date for completion of the Central Plant Stage 1;

(2)   Estimated date for the completion of the 60 mtpa phase;

(3)   Refers to advance for construction of two new plants, which were converted in the third quarter of 2015 to a supply contract of equipment for using in steelmaking operation.

(4)   Expected date for completion of Service Center/Mogi;

(5)   Expected date for completion of Arcos/Minas Gerais unit.

In 2015 the management conducted a review of useful lives for all the Company's units. Therefore, the estimated useful lives for the current year are as follows:

		Consolidated		Parent Company
In Years	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Buildings	43	43	43	42
Machinery, equipment and facilities	18	18	18	18
Furniture and fixtures	11	10	11	11
Other (*)	14	29	11	13

(*) In 2015, after review, the assets of locomotives, wagons and above structure, which were which were on average depreciated over 29 years and inserted into other, were reclassified to the class Buildings and Machinery, equipment and facilities.

10.a) Depreciation and amortization expense:

Additions to depreciation, amortization and depletion for the period were distributed as follows:

		Consolidated		Parent Company
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Production costs	1,112,538	1,222,302	847,725	1,006,971
Sales expenses	9,358	9,066	7,484	6,955
General and Administrative Expenses	13,876	13,763	8,532	8,972
	1,135,772	1,245,131	863,741	1,022,898
Other operating expenses (*)	41,068	36,354		714
	1,176,840	1,281,485	863,741	1,023,612

(*) Refers to the depreciation of unused equipment and intangible assets amortization, see note 23.

10.b) Capitalized Interest

As of December 31, 2015, the Company capitalized borrowing costs amounting to R$166,366 in consolidated and R$160,777 in parent company (as of December 31, 2014, R$ 165,789 in consolidated and parent company). These costs are basically estimated for the cement, mining and long steel projects, mainly relating to: new integrated cement plant, (ii) Casa de Pedra expansion (iii); long steel mill in the city of Volta Redonda (RJ), see notes 25 and 31.

The rates used to capitalize borrowing costs are as follows:

Rates	12/31/2015	12/31/2014
Unspecified projects	11,35%	10.03%

11.   INTANGIBLE ASSETS

							Consolidated			Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses	Others	Total	Goodwill	Software	Total
Balance at December 31, 2014	407,434	347,115	79,867	109,052		185	943,653	13,091	75,825	88,916
Cost	666,768	415,964	153,080	109,052		185	1,345,049	14,135	110,241	124,376
Accumulated amortization	(150,004)	(68,849)	(73,213)				(292,066)	(1,044)	(34,416)	(35,460)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2014	407,434	347,115	79,867	109,052		185	943,653	13,091	75,825	88,916
Effect of foreign exchange differences		104,136	191	34,584		60	138,971
Acquisitions and expenditures			1,234		78	150	1,462
Incorporation of subsidiary - CSN Cimentos									706	706
Transfers of the assets related to Casa de Pedra e Tecar									(18,912)	(18,912)
Business combination, fair value of assets e goodwill (nota 3b)	3,691,031	1,531	3,437		726,390		4,422,389
Transfer of property. Plant and equipment			930		922		1,852		624	624
Amortization		(39,395)	(10,423)				(49,818)		(8,592)	(8,592)
Balance at December 31, 2015	4,098,465	413,387	75,236	143,636	727,390	395	5,458,509	13,091	49,651	62,742
Cost	4,357,799	549,413	173,154	143,636	727,390	395	5,951,787	14,135	84,552	98,687
Accumulated amortization	(150,004)	(136,026)	(97,918)				(383,948)	(1,044)	(34,901)	(35,945)
Adjustment for accumulated recoverable value	(109,330)						(109,330)
Balance at December 31, 2015	4,098,465	413,387	75,236	143,636	727,390	395	5,458,509	13,091	49,651	62,742

As a result, the estimated useful lives for the current year are as follows:

		Consolidated		Parent Company
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Software	5	5	5	5
Customer relationships	13	13

•       Impairment testing

The goodwill arising from expectations for future profitability of the companies acquired and the intangible assets with indefinite useful lives (trademarks) have been allocated to the operational divisions (cash-generating units) of CSN, which represent the lowest level of assets or group of assets. According to CPC 01, when a CGU has an intangible asset with indefinite useful life allocated, the Company performs an impairment test. The CGU with intangible assets in this situation are as follows:

							Consolidated
		Goodwill		Brands		Total
Cash generating unity	Segment	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Packaging (*)	Steel	158,748	158,748			158,748	158,748
Flat steel (**)	Steel	13,091	13,091			13,091	13,091
Long steel (***)	Steel	235,595	235,595	143,636	109,052	379,231	344,647
Mining (****)	Mining	3,691,031				3,691,031
		4,098,465	407,434	143,636	109,052	4,242,101	516,486

(*) The goodwill of the Packaging cash-generating unit is shown net of impairment loss in the amount of R$109,330.

(**) Goodwill of flat steel is allocated to the steel operation CSN, considering the operation of the Presidente Vargas Steelworks and other assets involved in other product processing steps until its sale to the customer.

(***) The goodwill and trademark that are recorded in line item intangible assets at long steel segment, those transactions are derived from the business combination of Stahlwerk Thuringen GmbH ("SWT") and Gallardo Sections CSN. The assets mentioned are considered to have indefinite useful lives as they are expected to contribute indefinitely to the Company's cash flows.

(****) Refers to the goodwill based on expectations for future profitability, resulting from the acquisition of Namisa by Congonhas Minério, an operation that was concluded in December 2015. As from 2016, the balance will be tested annually for impairment. See further details relating to calculation of the goodwill in note 3 – Business Combination.

The impairment testing of the goodwill and the trademark include the balance of property, plant and equipment of the cash-generating units and also the intangible. The test is based on the comparison between the actual balances and the value in use of those units, determining based on the projections of discounted cash flows and use of such assumptions and judgements as: revenue growth rate, costs and expenses, discount rate, working capital, future Capex investment and macroeconomic assumptions observable in the market.

The main assumptions used in the test were as follows:

Segment	Real Discount Rate	Revenue Growth Rate
Long steel (*)	7.90%	3.53%
Metal packaging	9.39%	6.07%

(*) The assets tested are located in Germany. The discount rate is calculated in Euro and the growth rate is the expectation for the region of Europe, the market in which this CGU generates cash flows.

Based on the analyses conducted by Management, was not necessary to record losses by impairment to those assets in the year ended on December 31, 2015.

12.   BORROWINGS, FINANCING AND DEBENTURES

As December 31, 2015 the balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

				Consolidated				Parent Company
	Prepayment	Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		12/31/2015	12/31//2014 Ajusted	12/31/2015	12/31/2014	12/31/2015	12/31//2014 Ajusted	12/31/2015	12/31/2014
FOREIGNCURRENCY
Prepayment	1% to 3.5%	207,657	346,719	2,633,137	2,338,327	207,657	76,642	2,633,137	2,323,290
Prepayment	3.51% to 8%	286,487	12,411	3,429,716	1,713,249	372,474	158,915	9,272,766	6,869,730
Perpetual bonds	7%	5,315	3,615	3,904,800	2,656,200
Fixed rate notes	4.14% to 10%	175,768	1,236,634	6,910,992	4,996,352	32,402	1,187,610	4,056,347	1,593,720
Intercompany	Libor 6M to 3%					1,261,861	73,839	2,137,040	910,983
Forfaiting	1.25% to 3.28%	288,772	414,442			288,772	414,442
Others	1.2% to 8%	115,594	51,634	425,635	387,240
		1,079,593	2,065,455	17,304,280	12,091,368	2,163,166	1,911,448	18,099,290	11,697,723
LOCAL CURRENCY
BNDES/FINAME	1.3% + TJLP and fixed rate 2.5% to 6% + 1.5%	55,435	85,373	1,018,189	965,849	27,847	48,308	928,622	879,681
Debentures	110.8% to 113.7% of CDI	60,670	847,411	1,750,000	1,550,000	60,670	847,411	1,750,000	1,550,000
Prepayment	109.5% to 116.5% CDI and fixed rate of 8%	522,418	118,870	5,200,000	5,345,000	473,139	93,087	3,200,000	3,345,000
CCB	112.5% and 113% CDI	92,976	101,841	7,200,000	7,200,499	92,976	101,841	7,200,000	7,200,000
Intercompany	110.79% CDI						148,686		1,759,474
Drawee risk		84,063	56,237			84,063	56,237
Others		6,229	9,422	12,107	11,549		2,258
		821,791	1,219,154	15,180,296	15,072,897	738,695	1,297,828	13,078,622	14,734,155
Total borrowings and financing		1,901,384	3,284,609	32,484,576	27,164,265	2,901,861	3,209,276	31,177,912	26,431,878
Transaction costs and issue premiums		(26,703)	(23,406)	(76,742)	(71,410)	(22,788)	(18,362)	(68,895)	(61,966)
Total borrowings and financing + transaction costs		1,874,681	3,261,203	32,407,834	27,092,855	2,879,073	3,190,914	31,109,017	26,369,912

The balances of forfaiting and drawee risk operations totaled R$ 372,835 at December 31, 2015 (R$ 470,679 at December 31, 2014), see Note 2aa.

The balances of prepaid related parties borrowings total R$5,929,037 as of December 31, 2015 (R$5,302,985 as of December 31, 2014) and the balances of Fixed Rate Notes and related parties Bonds total R$4,088,749 (R$2,781,330 as of December 31, 2014), see note 18b.

•       Maturities of borrowings, financing and debentures presented in non-current liabilities

As of December 31, 2015, the inflation-adjusted principal of long-term borrowings, financing and debentures by maturity year is as follows:

		Consolidated		Parent Company
2017	1,458,605	4%	3,216,992	10%
2018	5,779,525	18%	4,932,702	16%
2019	7,870,087	24%	5,739,948	18%
2020	8,483,766	26%	5,153,209	17%
2021	2,320,721	7%	3,081,815	10%
After 2021	2,667,072	8%	9,053,246	29%
Perpetual bonds	3,904,800	13%
	32,484,576	100%	31,177,912	100%

•       Debt renegotiation

In September 2015, the Company completed the lengthening of part of its debts with Caixa Economica Federal amounting to R$ 2,570,000, and with Banco do Brasil SA, amounting to R$ 2,208,000, changing the maturities scheduled for the years 2016 and 2017 for the period between 2018 and 2022, in installments equally distributed.

•       Amortization and new borrowings, financing and debentures

The table below shows the new funding transactions and redemption during the year:

		Consolidated		Parent Company
	12/31/2015	12/31/2014 Adjusted	12/31/2015	12/31/2014 Adjusted
Opening balance	30,354,058	27,788,695	29,560,826	25,291,619
Funding transactions	978,206	1,907,479	2,694,533	3,401,090
Forfaiting funding / Drawee Risk	924,706	641,430	924,706	641,430
Repayment	(2,850,077)	(1,460,478)	(1,542,921)	(1,338,772)
Charges – payments	(1,146,306)	(276,754)	(1,146,306)	(276,754)
Forfaiting payments	(2,957,762)	(2,401,241)	(2,656,208)	(2,084,300)
Forfaiting charges	(7,064)	(2,078)	(7,064)	(2,078)
Provision of charges	3,052,164	2,524,849	2,996,662	2,309,311
Provision charges Forfaiting / Drawee Risk	2,032		2,032
Other (1)	5,932,558	1,632,156	3,161,830	1,619,280
Closing balance	34,282,515	30,354,058	33,988,090	29,560,826

(1) Includes interests, unrealized foreign exchange and monetary gains and losses.

In 2015 the Group captures and amortizing loans as shown below:

•       Funding

Transaction	Financial institution	Date	Amount	Maturity
Promissory note	Banco do Brasil	March 2015	100,000	July 2015
Export Credit Note	Banco do Brasil	January 2015	200,000	December 2017
8th Issue of Debentures	Banco do Brasil	January 2015	100,000	January 2022
9th Issue of Debentures	Banco do Brasil	July 2015	100,000	March 2022
Pre - Export Payment	Caterpillar	April 2015	208,563	March 2020
Pre - Export Payment	Caterpillar	July 2015	260,375	March 2020
Other			9,268
Total			978,206

•       Amortization

	Payment of principal	Debt charges
Fixed Rate Notes	1,048,880	729,992
Debentures	782,500	274,431
Bank Credit Bill		1,031,735
Export Credit Note		695,291
Advance Cambial Agreement	52,839	1,434
Pre - Export Payment	387,651	191,481
Promissory note	100,000	3,620
BNDES/FINAME	48,656	28,540
Pre - Debt Payment	416,269
Others	13,282	1,238
Total	2,850,077	2,957,762

13.   FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also enters into derivative transactions, especially exchange and interest rate swaps.

Considering the nature of these instruments, their fair value is basically determined by using Brazil’s money market and mercantile and futures exchange quotations. The amounts recognized in current assets and current liabilities have immediate liquidity or short-term maturity, mostly less than three months. Considering the maturities and characteristics of such instruments, their carrying amounts approximate their fair values.

•           Classification of financial instruments

Consolidated		12/31/2015					12/31/2014
	Notes	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Ajusted Balances

Assets
Current
Cash and cash equivalents	4			7,861,052		7,861,052			8,686,021		8,686,021
Short-term investments - margin deposit	5			763,599		763,599
Trade receivables	6			1,500,812		1,500,812			1,650,967		1,650,967
Derivative financial instruments	8		118,592			118,592		174,611			174,611
Trading securities	8		10,778			10,778		13,798			13,798
Loans - related parties	8								517,493		517,493
Total			129,370	10,125,463		10,254,833		188,409	10,854,481		11,042,890

Non-current
Other trade receivables	8			6,877		6,877			1,347		1,347
Investments	9	471,674				471,674	1,441,032				1,441,032
Short-term investments									34,874		34,874
Loans - related parties	8			373,214		373,214			117,357		117,357
Total		471,674		380,091		851,765	1,441,032		153,578		1,594,610

Total assets		471,674	129,370	10,505,554		11,106,598	1,441,032	188,409	11,008,059		12,637,500

Liabilities
Current
Borrowings and financing	12				1,901,384	1,901,384				3,284,609	3,284,609
Derivative financial instruments	14		26,257			26,257		65			65
Trade payables					1,293,008	1,293,008				1,167,826	1,167,826
Dividends and interest on capital					464,982	464,982				277,097	277,097
Total			26,257		3,659,374	3,685,631		65		4,729,532	4,729,597

Non-current
Borrowings and financing	12				32,484,576	32,484,576				27,164,265	27,164,265
Derivative financial instruments	14		-					21,301			21,301
Total			-		32,484,576	32,484,576		21,301		27,164,265	27,185,566

Total liabilities			26,257		36,143,950	36,170,207		21,366		31,893,797	31,915,163

•           Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

Consolidated			12/31/2015			12/31/2014
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current assets
Financial assets at fair value through profit or loss
Derivative financial instruments		118,592	118,592		174,611	174,611
Trading securities	10,778		10,778	13,798		13,798
Non-current assets
Available-for-sale financial assets
Investments	471,674		471,674	1,441,032		1,441,032
Total assets	482,452	118,592	601,044	1,454,830	174,611	1,629,441
Liabilities
Current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		26,257	26,257		65	65
Non-current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments					21,301	21,301
Total liabilities		26,257	26,257		21,366	21,366

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 -  Includes observable inputs in market such as interest rates, exchange etc., but not prices traded in active markets.

There are no assets and liabilities classified as level 3.

II – Investments in financial instruments classified as available-for-sale and measured at fair value through OCI

Consist mainly of investments in shares acquired in Brazil involving companies considered as top ranked by the Company, which are recognized in noncurrent assets, and any gains or losses are recognized in shareholders' equity, where they will remain until actual realization of the securities or when any loss is considered unrecoverable.

Potential impairment of available-for-sale financial assets

The Company has investments in common (USIM3) and preferred (USIM5) shares of Usiminas (“Usiminas Shares”), designated as available-for-sale financial assets. The Company adopts this designation because the nature of the investment is not comprised in any other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset in line item “investments” and is carried at fair value based on the quoted price on the stock exchange (BM&FBOVESPA). According to the Company's policy, the gains and losses arising from changes in the price of shares are recorded directly in equity, as other comprehensive income.

The Company's accounting policy requires a quarterly analysis based on quantitative and qualitative information available in the market from the moment the instrument demonstrates a drop of more than 20% of their market value or from a significant drop in market value compared to their acquisition cost for more than 12 months. If the Company concludes that there was a significant drop in the price of the instrument, an impairment loss must be recognized. In 2012, considering the price of Usiminas shares on the BM&FBovespa, was recorded the first impairment loss on that shares. According to this policy, whenever the share price reached a level lower than the last record impairment, the Company should record further losses, redefining the new minimum threshold value of the shares.

In the year 2015 there was a reduction in the price of the shares to the level of the last recorded loss, therefore, the Company recorded the new losses to the income statement in the amount of R$555,298,  in line item other operating expenses and constituted the total of R$33,269 as deferred taxes.

The market value of the shares was lower than the base price of the last impairment, as follows:

Class of shares	Quantity	Stock Exchange Market price(BM&FBovespa)
		Share Market Price of last impairment recorded in 2014	03/31/2015	06/30/2015	09/30/2015	12/31/2015
Common	71,390,300	6.64				4.02
Preferred	105,215,700	5.05	4.97	4.12	3.35	1.55
	176,606,000

The change in the carrying amount of Usiminas is presented below:

Class of shares	Quantity	12/31/2014		12/31/2015		Market Variation as 2015
		Share price	Closing Balance	Share price	Closing Balance	Share price	Closing Balance
Common	71,390,300	12.30	878,101	4.02	286,989	(8.28)	(591,112)
Preferred	105,215,700	5.05	531,339	1.55	163,084	(3.50)	(368,255)
	176,606,000		1,409,440		450,073		(959,367)

The negative variation in the price of shares on 2015 amounting to R$959,367 were recognized in other comprehensive income, offsetting the gain that was recorded as of December 31, 2014 amounting to R$404,069. Subsequently, the loss of R$555,298 was recoded in profit/loss, in line item other operating expenses. In addition, refer to reconciliation below:

Class of shares	Quantity	Share price basis for impairment		Accounting balance basis for impairment		Impairment Loss
		2014	2015	2014	2015	2015
Common	71,390,300	6.64	4.02	474,032	286,989	(187,043)
Preferred	105,215,700	5.05	1.55	531,339	163,084	(368,255)
	176,606,000			1,005,371	450,073	(555,298)

•       Share market price risks

The Company is exposed to the risk of changes in share prices due to the investments made and classified as available-for-sale.

According to the Company’s accounting policies, any negative changes in the investment in Usiminas considered significant (impairment) are recognized in profit or loss, and positive changes are recognized in comprehensive income until the investment is realized.

As of December 2015, the amount recognized in comprehensive income for investments available for sale, net of taxes is R$(73).

III - Financial risk management

The Company has and follows a policy of managing its risks, with guidelines regarding the risks incurred by the company. Pursuant to this policy, the nature and general position of financial risks are regularly monitored and managed in order to assess the results and the financial impact on cash flow. The credit limits and the quality of counterparties’ hedging instruments are also periodically reviewed.

Under this policy, market risks are hedged when it is considered necessary to support the corporate strategy or when it is necessary to maintain a level of financial flexibility.

Under the terms of the risk management policy, the Company manages some risks by using derivative instruments. The Company’s risk policy prohibits any speculative deals or short sales.

13.a) Foreign exchange and interest rate risks

•           Exchange rate risk

 The exposure arises from the existence of assets and liabilities generated in US dollars or Euro and is denominated natural currency exposure. Net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

The consolidated net exposure as of December 31, 2015 is as follows:

		12/31/2015
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	1,625,202	5,197
Trade receivables	169,511	7,258
Other assets	57	20,743
Total assets	1,794,770	33,198
Borrowings and financing	(4,569,415)	(121,989)
Trade payables	(20,195)	(4,944)
Other liabilities	(25,005)	(92,363)
Total liabilities	(4,614,615)	(219,296)
Foreign exchange exposure	(2,819,845)	(186,098)
Notional amount of derivatives contracted, net	1,435,000
Cash flow hedge accounting	1,557,667
Net Investment hedge accounting		120,000
Net foreign exchange exposure	172,822	(66,098)

•           Interest rate risk

Risk arises from short and long term liabilities with fixed or post fixed interest rates and inflation rates.

Item 13 b) shows the derivatives and hedging strategies to protect exchange and interest rates risks.

13.b) Hedging instruments: derivatives and hedge accounting

CSN uses several instruments for protection of foreign currency risk and interest rate risk, as shown in the following topics:

•       Portfolio of derivative financial instruments

						12/31/2015				12/31/2014	12/31/2015
				Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)	Impact on finance income (cost) in 2015
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable/ (payable)	Notional amount	Asset position	Liability position	Amounts receivable/ (payable)
Santander		Dólar					10,000	30,414	(25,068)	5,346	(18)
Total dollar x CDI swap							10,000	30,414	(25,068)	5,346	(18)

Itaú BBA		Dólar					340,000	900,795	(845,425)	55,370	217,734
HSBC		Dólar					568,000	1,502,936	(1,430,394)	72,542	279,400
HSBC		Dólar					10,000	26,416	(26,481)	(65)	65
Deutsche Bank		Dólar					140,000	370,134	(361,327)	8,807	156,387
Goldman Sachs		Dólar					130,000	344,207	(329,258)	14,949	119,669
Santander		Dólar					30,000	79,224	(77,576)	1,648	12,447
Total dollar x real swap (NDF)							1,218,000	3,223,712	(3,070,461)	153,251	785,702

BM&FBovespa	03/03/2016	Dólar	1,435,000	110,075		110,075					25,381
Total forward dollar			1,435,000	110,075		110,075					25,381

HSBC		Euro					30,000	98,688	(96,444)	2,244	33,783
Itaú BBA		Euro					60,000	197,366	(192,888)	4,478	5,885
Total dollar x euro swap (NDF)							90,000	296,054	(289,332)	6,722	39,668

BBVA	01/12/2016 to 03/31/2016	Dólar	39,450	154,017	(147,674)	6,343					6,343
BNPP	01/29/2016 to 06/02/2016	Dólar	18,700	73,007	(71,703)	1,304	31,516	83,768	(80,215)	3,553	(2,249)
Banco Novo		Dólar					18,009	47,866	(46,481)	1,385	(1,385)
DB		Dólar					30,604	81,343	(77,054)	4,289	(7,114)
Total dollar-to-euro swap			58,150	227,024	(219,377)	7,647	80,129	212,977	(203,750)	9,227	(4,405)

Itaú BBA	03/01/16	Real	150,000	189,760	(200,680)	(10,920)	150,000	168,496	(177,265)	(8,769)	(2,151)
HSBC	02/05/2016 to 03/01/2016	Real	185,000	233,125	(247,710)	(14,585)	185,000	206,843	(218,768)	(11,925)	(2,660)
Deutsche Bank	03/01/16	Real	10,000	12,579	(13,331)	(752)	10,000	11,167	(11,774)	(607)	(145)
Total Fixed rate-to-CDI interest rate swap			345,000	435,464	(461,721)	(26,257)	345,000	386,506	(407,807)	(21,301)	(4,956)

Itaú BBA	03/01/16	Real	30,000	33,396	(33,232)	164					164
HSBC	02/05/2016 to 03/01/2016	Real	120,000	133,508	(132,802)	706					706
Total interest rate- to-CDI swap			150,000	166,904	(166,034)	870					870

				939,467	(847,132)	92,335		4,149,663	(3,996,418)	153,245	842,242

Forward exchange rate contracts

As part of the hedging strategy of natural exposure to dollar, CSN contracts foreign exchange derivative instruments. As of December 31, 2015 the Company held in its portfolio forward dollar contracts traded at BM&F Bovespa which totaled the notional amount of US$ 1.435 billion.

These contracts consist in negotiating the exchange rate of Reais to US dollar, for prompt delivery, contracted under Resolution 1.690/90 of the National Monetary Council (CMN) in standard contracts established by BM&F Bovespa. CSN determines the required volume of currency to be purchased in accordance with its foreign exchange management strategy and negotiates a sufficient volume of contracts to achieve this financial volume.

The maturity of the portfolio always occurs on the first business day of the contract´s maturity month, being renewable every 30 days, in average. The contract settlement is exclusively financial, on the due date and occurs daily until the maturity. The position held by the Company is set at the end of each session based on the difference of the day's settlement price (D0) compared to the previous day price (D-1), and is settled on the following day (D+1), according to the rules of BM&F.

 For as much as the Company maintains contracts traded on the BM&F Bovespa, it is required by the clearing house a guarantee margin to cover those commitments in these contracts, which is only a percentage of the contract´s total amount. CSN maintains securities linked to this guarantee margin, consisting mainly of government bonds, which will be redeemed after the end position. The amounts of these investments are described in Note 5.

 The contracts on the BM&F Bovespa have been carried out to replace the foreign exchange swap contracts (NDF - Non Deliverable Forward) traded in over the counter markets.

Dollar x Euro swap

The subsidiary Lusosider has derivative transactions to protect its dollar exposure versus euro.

Fixed rate-to-CDI swap

 The purpose of this transaction is to peg obligations subject to a fixed rate to interest rates based on the average rate of interbank deposits of one day (CDI), calculated and disclosed by CETIP. Basically, the Company contracted swaps for its obligations indexed to fixed rates, in which it receives interest on the notional amount (long position) and pays a 100% of the certificate of deposit interbank - CDI (pre-fixed rate) on the notional amount of the contract date (short position). The gains and losses on this contract are directly related to CDI fluctuations. In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparty a prime financial institution.

CDI-to-Fixed rate swap

The purpose of this transaction is to peg obligations subject to a post-fixed rate (CDI) to a fixed rate. Basically, the Company contracted swaps for its obligations indexed to CDI, in which it receives interest on the notional amount (long position) and pays a pre-fixed rate on the notional amount of the contract date (short position). The gains and losses on this contract are directly related to CDI fluctuations. In general, these are transactions conducted in the Brazilian over-the-counter market that have as counterparty a prime financial institution.

Classification of the derivatives in the balance sheet and statement of income

	12/31/2015
Instruments	Assets			Liabilities			Net Finance Income (Note 25)
	Current	Non-current	Total	Current	Non-current	Total
Dollar - to-CDI swap							(18)
Dollar- to- real swap (NDF)							785,702
Forward dollar	110,075		110,075				25,381
Dollar- to- euro swap (NDF)							39,668
Dollar - to- euro swap	7,647		7,647				(4,405)
Fixed rate- to- CDI swap				26,257		26,257	(4,956)
CDI -to- fixed rate swap	870		870				870
	118,592		118,592	26,257		26,257	842,242

							12/31/2014
Instruments	Assets			Liabilities			Net Finance Income (Note 25)
	Current	Non-current	Total	Current	Non-current	Total
Dollar - to-CDI swap	5,346		5,346				(12,735)
Dollar- to- real swap (NDF)	153,316		153,316	65		65	213,602
Dollar- to- euro swap (NDF)	6,722		6,722				33,397
Dollar - to- euro swap	9,227		9,227				8,605
Fixed rate- to- CDI swap							(943)
Fixed rate- to- CDI swap					21,301	21,301	(3,926)
	174,611		174,611	65	21,301	21,366	238,000

•       Hedge accounting – cash flow

Beginning November 1, 2014, the Company formally designated cash flow hedging relationships to protect highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on its profit, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising on translating the designated liabilities will be temporarily recognized in shareholders’ equity and allocated to profit or loss when such exports are carried out, which will allow recognizing the US dollar impact on liabilities and exports concurrently. Note that adopting hedge accounting does not entail contracting any financial instrument. As of December 31, 2015 the Company designated for hedge accounting US$1,558 million in exports to be carried out between October, 2016 and October, 2022.

To support these designated amounts, the Company prepared formal documentation indicating how hedging is aligned with the goal and strategy of CSN’s Risk Management Policy by identifying the hedging instruments used, the hedging purpose, the nature of the hedged risk, and showing the expected high effectiveness of the designated relationships. The designated debt instruments total an amount equivalent to the portion of future exports. Thus, the exchange differences on translating the instrument and the hedged item are similar. According to the Company’s accounting policy, continuous assessments of the prospective and retrospective effectiveness must be carried out by comparing the designated amounts with the expected amounts, approved in Management’s budgets, and the actual export amounts.

Through hedge accounting, the exchange gains and losses of the debt instruments do not immediately affect the Company’s profit or loss except to the extent that exports are carried out.

The table below shows a summary of the hedging relationships as of December 31, 2015:

							12/31/2015
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Impact on shareholders’ equity
11/3/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016- September 2019	2.4442	500,000	(730,300)
12/1/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015- February 2019 (2)	2.5601	175,000	(235,556)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2.6781	100,000	(122,675)
7/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2021	3.1813	60,000	(43,410)
7/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	March 2021	3.2850	100,000	(61,980)
7/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.285	30,000	(18,594)
7/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3254	100,000	(57,940)
7/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3557	25,000	(13,728)
7/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3557	70,000	(38,437)
7/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3557	30,000	(16,473)
7/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3815	30,000	(15,699)
8/1/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	(1)	3.3940	(9,000)	4,597
8/3/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2022	3.3940	355,000	(181,334)
10/29/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	(2)	2.5601	(8,333)	11,439
Total						1,557,667	(1,520,090)

(1) During the third quarter 2015, we reviewed the future export projections and identified that the amount of US$ 9 million designated previously were not highly probable. According to internal policy, the hedge relationship was discontinued prospectively, since the resume of exports in future periods is possible.

 (2) On October, 2015 was settled the portion of debt designated as a hedge instrument. Therefore, we revert to the profit/loss the accumulated exchange rate variation related this installment.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movements in the hedge accounting amounts recognized in shareholders’ equity as of December 31, 2015 are as follows:

	12/31/2014	Addition	Reversal	12/31/2015
Cash flow hedge accounting	120,633	1,410,896	(11,439)	1,520,090
Income tax and social contribution on cash flow hedge accounting	(41,015)	(479,705)	3,889	(516,831)
Not recorded Income tax and social contribution on cash flow hedge accounting		357,951		357,951
Fair value of cash flow hedge, net of taxes	79,618	1,289,142	(7,550)	1,361,210

As of December 31, 2015 the hedging relationships established by the Company were effective, according to the prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

•       Hedge of net investment in foreign subsidiaries

CSN has natural foreign exchange exposure in euros arising significantly from loan made by a subsidiary abroad with functional currency in Reais, for the acquisition of investments abroad whose functional currency is Euro. Such exposure arises from converting the balance sheets of these subsidiaries for consolidation in CSN, and the exchange rate of the loans affected the income statement in the financial result item and exchange variation of the net assets of the foreign operation directly affected the equity in other comprehensive income.

As from 1 September 2015 CSN began to adopt hedge of net investment to eliminate exposure in order to cover future fluctuations of the euro on such loans. Non-derivative financial liabilities have been designated represented by loan agreements with financial institutions in the amount of € 120 million. The carrying amounts as of December 31, 2015 are:

						12/31/2015
Designation Date	Hedging Instrument	Hedged Item	Type of Hedged Risk	Exchange Rate on designation	Designated amounts (EUR'000)	Impact on shareholders' equity
09/01/2015	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4.0825	120,000	(20,148)
Total					120,000	(20,148)

Changes in amounts related to hedge of net investment recorded in equity as of December 31 2015 is presented below:

	12/31/2014	Addition	Reversal	12/31/2015
Net investment hedge in foreign operations		20,148		20,148
Fair value of net investment hedge in foreign operations		20,148		20,148

On December 31, 2015 hedge relationships established by the Company found to be effective, according to prospective tests. Therefore, no reversal by ineffectiveness of the hedge was recorded.

13.c) Sensitivity analysis

 We present below the sensitivity analysis for currency risk and interest rate.

•       Sensitivity analysis of Derivative Financial Instruments and consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 as 25% and 50% of deterioration for volatility of the currency, using as reference the closing exchange rate as of December 31, 2015.

The currencies used in the sensitivity analysis and its scenarios are shown below:

				12/31/2015
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	3.9048	3.9116	4.8810	5.8572
EUR	4.2504	4.2359	5.3130	6.3756
USD x EUR	1.0887	1.0856	1.3609	1.6331

			12/31/2015
Interest	Interest rate	Scenario 1	Scenario 2
CDI	14.14%	18.87%	22.64%

(*) The effects on income statement, considering both scenarios are shown below:

					12/31/2015
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Future dólar	1,435,000	Dólar	9,758	1,400,847	2,801,694

Hedge accounting of exports	1,557,667	Dólar	10,592	1,520,595	3,041,190

Currency position	(2,819,845)	Dólar	(19,175)	(2,752,733)	(5,505,466)
(not including exchange derivatives above)
Consolidated exchange position	172,822	Dólar	1,175	168,709	337,418
(including exchange derivatives above)

Hedge of net investments in foreign operations	120,000	Euro	(1,740)	127,511	255,022

Currency position	(186,098)	Euro	2,698	(197,747)	(395,494)
Consolidated exchange position	(66,098)	Euro	958	(70,236)	(140,472)
(including exchange derivatives above)

Dollar-to-euro swap	58,150	Dólar	152,522	(10,682)	(17,804)

(*) The likely scenarios were calculated considering the following changes to the risks: Real x Dollar - Real depreciation of 0.17% / Real x Euro – Real depreciation of 0.34% / Dollar x Euro - Dollar depreciation of 0.28%. Source: prices Banco Central do Brasil and Central Bank of Europe in March 2, 2016.

•       Sensitivity analysis of interest rate swaps

					12/31/2015
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2
Fixed rate-to-CDI interest rate swap	345,000	CDI	(26,257)	(5,456)	(10,806)
Dollar-to-CDI interest rate swap	150,000	CDI	870	2,208	4,375

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of December 31, 2015 recognized in the company's assets and liabilities.

•       Sensitivity analysis of changes in interest rates

The Company considered the scenarios 1, and  2 as 25% and 50% of evolution for volatility of the interest as of December 31, 2015.

			Impact on profit or loss
Changes in interest rates	% Yearly	Probable scenario(*)	Scenario 1	Scenario 2
TJLP	7.00	(43,325)	(18,466)	(36,932)
Libor	0.85	(449,052)	(13,775)	(27,550)
CDI	14.14	1,359,986	(446,791)	(893,582)

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market values at December 31, 2015 recorded in the Company´s assets and liabilities.

13.d) Liquidity risk

It is the risk that the Company may not have sufficient net funds to honor its financial commitments as a result of mismatching of terms or volumes between scheduled receipts and payments.

To manage cash liquidity in domestic and foreign currency, assumptions of future disbursements and receipts are established and daily monitored by the treasury area. The payment schedules for the long-term portions of borrowings, financing and debentures are shown in note 12.

The following table shows the contractual maturities of financial liabilities, including accrued interest.

At December 31, 2015	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	1,901,384	7,238,130	18,674,574	6,571,872	34,385,960
Derivative financial instruments	26,257				26,257
Trade payables	1,293,008				1,293,008
Dividends and interest on capital	464,982				464,982

•        Fair values of assets and liabilities as compared to their carrying amounts

Financial assets and liabilities at fair value through profit or loss are recognized in current and non-current assets and liabilities, and any gains and losses are recognized as finance income or finance costs, respectively.

The amounts are recognized in the financial statements at their carrying amounts, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except the amounts below.

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as compared below:

		12/31/2015		12/31/2014
	Carrying amount	Fair value	Carrying amount	Fair value
Perpetual bonds	3,910,115	1,330,685	2,659,815	1,974,031
Fixed rate notes	7,086,760	3,915,310	6,232,986	6,267,272

14.   OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

				Consolidated				Parent Company
	Current		Non-Current		Current		Non-Current
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Payables to related parties (Note 19 b)	6,798	249,758		9,236,716	110,106	339,613	118,653	9,810,648
Derivative financial instruments (Note 13 I)	26,257	65		21,301
Exclusive funds (1)					25,387
Dividends and interest on capital payable to controlling shareholders		152,966				152,966
Dividends and interest on capital payable to non-controlling shareholders	464,982	124,131			2,262	124,131
Advances from customers	49,505	22,905			40,988	14,932
Taxes in installments	24,237	33,358	87,890	20,728	9,207	23,348	1,476	1,823
Profit sharing - employees	171,695	120,278			121,423	108,902
Provision for freight	105,104	64,349			10,190	14,719
Provision industrial restructuring	122,854				74,382
Other provisions	30,784	21,873			10,289	9,673
Other payables	70,801	55,426	43,394	36,618	7,465	15,313	6,321	6,041
	1,073,017	845,109	131,284	9,315,363	411,699	803,597	126,450	9,818,512

(1)   Refers to derivative transactions managed by exclusive funds.

(2)   In connection with the business combination described in note 3, Namisa approved the dividend distribution in the amount of U$300 million, equivalent to R$1,157 million prior to its merger, in proportion to equity participation of CSN and JKTC immediately prior to the business combination, which were 60% and 40% respectively. This obligation was succeeded by the subsidiary Congonhas Minérios S.A. after incorporation of Namisa and has its liquidation scheduled for the last quarter of 2016.

15.   INCOME TAX AND SOCIAL CONTRIBUTION

15.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

		Consolidated		Parent Company
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Income tax and social contribution income (expense)
Current	(380,831)	(528,170)	2,469	(30,470)
Deferred	192,207	679,323	557,443	622,512
	(188,624)	151,153	559,912	592,042

The reconciliation of consolidated income tax and social contribution expenses and income and the result from applying the effective rate to profit before income tax and social contribution are as follows:

		Consolidated		Parent Company
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
(Loss) profit before income tax and social contribution	1,804,575	(263,420)	1,057,881	(697,260)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(613,556)	89,563	(359,680)	237,068
Adjustment to reflect the effective rate:
Equity pickup	394,518	112,594	2,151,781	373,403
Profit with differentiated rates or untaxed	829,265	1,772
Transfer pricing adjustment	(66,447)	(2,350)	(70,083)	(2,350)
Tax loss carryforwards without recognizing deferred taxes	(176,795)	(29,259)	34,196
Indebtdness limit	(54,091)	(13,170)	(54,091)	(13,170)
Deferred taxes on temporary differences - non computed (1)	(1,143,365)		(1,133,091)
Refis Effect and early discharge	(2,586)	(14,649)	(2,589)	5,566
Deferred taxes on foreign profit	72,376		(1,784)
Fair value on Namisa participation of 60%	632,030
Other permanent deductions (add-backs)	(59,973)	6,652	(4,747)	(8,475)
Income tax and social contribution in profit for the period	(188,624)	151,153	559,912	592,042
Effective tax rate	10%	57%	-53%	85%

(1) As from third quarter of 2015 the Company no longer computes income tax and social contribution credits on tax losses and temporary differences. See details in note 15 (b).

15.b) Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on income tax and social contribution tax losses and the temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements:

						Consolidated
	Opening balance	Income tax losses				Closing balance
	12/31/2014	Comprehensive income	Profit or loss	Tax Crédits (**)	Others	12/31/2015
Deferred tax assets
Income tax losses	383,185	11,629	(137,563)	6,910		264,161
Social contribution tax losses	75,662		28,188	2,804		106,654
Temporary differences	2,157,211	250,519	599,285		(70,803)	2,936,212
- Provision for tax. social security, labor, civil and environmental risks	226,741		16,401		(12,088)	231,054
- Provision for environmental liabilities	71,925		18,243		(1,667)	88,501
- Asset impairment losses	68,981		138		(408)	68,711
- Inventory impairment losses	32,366		(5,007)		(9,475)	17,884
- (Gains)/losses on financial instruments	(6,419)		965			(5,454)
- (Gains)/losses on available-for-sale financial assets	618,291	140,897	188,801			947,989
- Income tax and social contribution non computed o/ available-for-sale financial assets			(155,533)			(155,533)
- Actuarial liability (pension and healthcare plan)	163,627	(68)				163,559
- Accrued supplies and services	68,483		10,481		(29,541)	49,423
- Allowance for doubtful debts	29,852		20,653		(1,111)	49,394
- Goodwill on merger	(102,659)	(8,435)	120,305			9,211
- Unrealized exchange differences (*)	1,011,007		1,416,919			2,427,926
- (Gain) on loss of control over Transnordestina	(224,096)					(224,096)
- Cash flow hedge accounting	41,015	475,816				516,831
- Income tax and social contribution non computed o/ cash flow hedge accounting		(357,951)				(357,951)
- Deferred taxes non computed			(1,087,695)			(1,087,695)
- Other	158,097	260	54,614		(16,513)	196,458
Non-current assets	2,616,058	262,148	489,910	9,714	(70,803)	3,307,027

Deferred tax liabilities
Tax loss carryforwards			(385)			(385)
Negative basis of social contribution			(138)			(138)
Temporary differences	238,892	67,652	298,226		(109,396)	495,374
- Provision for tax. social security, labor, civil and environmental risks			(567)		(14,302)	(14,869)
- Provision for environmental liabilities			878		(1,667)	(789)
- Asset impairment losses			(7,743)		(10,698)	(18,441)
- Inventory impairment losses			(439)		(10,725)	(11,164)
- Actuarial liability (pension and healthcare plan)		(504)	(104)			(608)
- Accrued supplies and services			21,102		(64,079)	(42,977)
- Allowance for doubtful debts			(17)		(1,111)	(1,128)
- Fair value adjustment - SWT Aquisition	222,454	63,406	(33,311)			252,549
Mining Business combination			317,041		19,402	336,443
- Deferred Income taxes and social not constituted			614			614
- Others	16,438	4,750	772		(26,216)	(4,256)
Non-current liabilities	238,892	67,652	297,703		(109,396)	494,851

							Parent Company
	Opening balance	Movement					Closing balance
	12/31/2014	Comprehensive income	Profit or loss	Incorporation	Drop Down	Tax Crédits (**)	12/31/2015
Deferred tax assets
Income tax losses	219,211		125			6,910	226,246
Social contribution tax losses	75,662		14,565			2,804	93,031
Temporary differences	2,144,056	267,269	542,753	29,042	(73,436)		2,909,684
- Provision for tax. social security, labor, civil and environmental risks	218,645		4,152	6,153	(12,088)		216,862
- Provision for environmental liabilities	71,925		18,243		(1,667)		88,501
- Asset impairment losses	62,304		(769)	6,356	(408)		67,483
- Inventory impairment losses	29,939		(6,717)	831	(10,296)		13,757
(Gain)/loss in financial instruments	(5,037)		646	(1,063)			(5,454)
- (Gains)/losses on available-for-sale financial assets	594,397	149,404	188,801	15,387			947,989
- Income tax and social contribution non computed o/ available-for-sale financial assets			(155,533)				(155,533)
- Actuarial liability (pension and healthcare plan)	163,763			(203)			163,560
- Accrued supplies and services	66,619		10,554	1,408	(29,541)		49,040
- Allowance for doubtful debts	25,987		3,060	151	(1,111)		28,087
- Unrealized exchange differences (*)	1,011,007		1,416,919				2,427,926
(Gain) in control loss on Transnorderstina	(224,096)						(224,096)
- Cash flow hedge accounting	41,015	475,816					516,831
- Income tax and social contribution non computed o/ cash flow hedge accounting		(357,951)					(357,951)
- Deferred taxes non computed			(977,558)				(977,558)
- Other	87,588		40,955	22	(18,325)		110,240
Non-current assets	2,438,929	267,269	557,443	29,042	(73,436)	9,714	3,228,961

(*) The Company taxes foreign exchange differences on a cash basis to calculate income tax and social contribution.

(**) Reversal of Company´s tax credits and tax loss carryforwards to settle tax debts, as provided for in Law No. 12,865/13, 12,996/14 and 13,043/14,  due to exclusion of contingences, related to tax installment program, on the consolidation of debts.

The Company has its corporate structure overseas subsidiaries, for which profits are taxed at income tax in the countries where they are domiciled by lower rates than those prevailing in Brazil.

From 2011 to 2015 some abroad subsidiaries generated profits amounting to R$4,025,071, in case tax authorities understand that these profits have already been distributed and, therefore, additional taxation in Brazil, if due, would amount approximately to R$1,356,111 in income tax and social contribution. The Company, based on its legal counsel’s opinion, assessed the likelihood of loss in a potential challenge by tax authorities as possible and, therefore, no provision was recognized in the financial statements.

•       Law 12.973/14

Law 12.973, enacted in May 2014, brought significant changes to tax legislation, which among others, revoked the Transition Tax Regime (RTT).Theses changes directly impact the determination of the income tax and social contribution basis. As from 2015, the application of the Law is mandatory and CSN applied the Law´s requirements.

•       Impairment test - Deferred taxes

CSN approved by the Board of Directors´ Meeting of November 6 th2015, a study to demonstrate the generation of future taxable income with which it is expected that the credits currently registered in the balance sheet are offset.

The test was performed considering only the parent company, since the other group companies have no relevant credits for purposes of this test. The parent company consists of the following businesses:

• Flat Steel Brazil;

• Long Steel Brazil;

• Mining

• Cement;

• Investments in other entities.

The study was prepared based on the CSN´s financial model of long-term and considered several scenarios which vary according to different macroeconomic and operating assumptions. Furthermore, the model considers a combination of assets sales scenario and liquidity events in order to achieve a specific amount of resources to CSN allowing a leverage reduction of and consequently, the reduction of financial expenses.

In addition, a sensitivity analysis of tax credits utilization considering a change in macroeconomic assumptions, operational performance and liquidity events took place. This sensitivity analysis showed that the consumption of credits is sensitive to exogenous issues and outside the Company's control.

Thus, considering the study´s results, which indicates the probable future taxable income to compensate the deferred income tax and social contribution balances recognized until June 30, 2015, the Board of Directors agreed to not record the deferred income tax and social contribution as from the 3rd quarter of 2015. If we had recorded the deferred income tax and social contribution, on the second quarter its amount would be R$1.09 billion. Additionally, the study projects the compensation of the residual balance amounting R$3,229 million for the next periods according to the schedule below:

In millions of reais	Parent Company
2016	686
2017	622
2018	152
2019	192
2020	286
2021	464
2022	576
2023	251
3,229

15.c) Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

		Consolidated		Parent Company
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Income tax and social contribution
Actuarial gains on defined benefit pension plan	64,489	65,372	65,247	65,247
Changes in the fair value on available-for-sale financial assets	38	(140,859)	19,269	(130,135)
Actuarial gains and assets available for sale by incorporation			(19,349)
Exchange differences on translating foreign operations	(425,510)	(425,510)	(425,510)	(425,510)
Cash flow hedge accounting	158,880	41,015	158,880	41,015
	(202,103)	(459,982)	(201,463)	(449,383)

16.   Taxes in installments

The position of the Refis debts and other tax installment payment plans, recorded in taxes in installments in current and non-current liabilities, as mentioned in note 14, is as follows:

	Consolidated				Parent Company
	Current		Non-Current		Current		Non-Current
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Federal REFIS Law 11.941/0(a)	11,891	9,942	19,247		9,173	9,173
Federal REFIS Law 12.865/1(a)	4,830		56,661
Other taxes in installments (b)	7,516	23,416	11,982	20,728	34	14,175	1,476	1,823
	24,237	33,358	87,890	20,728	9,207	23,348	1,476	1,823

16.a) Tax Recovery Program (Federal Refis)

•       Federal Law 11.941/09 Tax Installment Payment Program

In November 2009 the Company joined the Tax Installment Payment Program introduced by Law 11.941/09, aiming at regularizing tax liabilities through a special payment system and installment of tax obligations and social security.

The Company indicated to liquidate immediately tax debts linked to judicial deposits. The Company awaits the approval by the Federal Revenue Service (RFB) and the National Treasury Attorney General’s Office (PGFN) of these amounts, which total R$9,942.

National Minerals SA (NAMISA), incorporated by Congonhas Ores on December 31, 2015, and now consolidated in these financial statements at December 27, 2013 and November 25, 2014 has chosen to include some debts in the program installment introduced by Law 11,941 / 2009, due to the reopening of the deadlines for accession brought by Law No. 12,865 / 13 and 12,996 / 14, respectively.

•       Installment Payment Program, Federal law 12.865/13

NAMISA also chose to include in the tax installment plan established by Article 40 of Law No. 12,865 / 13, the income tax debts and based on the profits of subsidiaries located abroad from 2009 to 2012, resulting from the application of Article 74 MP 2158-35 / 2001.

16.b) Other tax installments (regular and other)

Some Group companies have installment payment plans with the Federal Revenue Service and state tax authorities.

17.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Claims of different nature are being challenged at the appropriate courts. Details of the accrued amounts and related judicial deposits are as follows:

	Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Tax	143,852	129,524	82,472	77,836	82,619	109,173	67,843	67,483
Social security	70,174	62,277	46,193	46,193	69,293	61,498	46,193	46,193
Labor	478,611	444,243	165,027	136,396	388,763	377,224	133,686	105,833
Civil	128,451	106,143	24,634	17,897	103,087	86,360	13,696	13,588
Environmental	17,646	3,981	1,697	1,697	12,536	3,978	1,628	1,628
Judicial deposits			8,519	8,785				5,177
	838,734	746,168	328,542	288,804	656,298	638,233	263,046	239,902

The changes in the provision for tax, social security, labor, civil and environmental risks in the year ended December 31, 2015 were as follows:

					Consolidated
					Current + Non- current
Nature	12/31/2014	Additions	Accrued charges	Net utilization of reversal	12/31/2015
Tax	129,524	120,673	7,841	(114,186)	143,852
Social security	62,277		7,897		70,174
Labor	444,243	213,543	61,445	(240,620)	478,611
Civil	106,143	34,951	35,372	(48,015)	128,451
Environmental	3,981	20,401	284	(7,020)	17,646
	746,168	389,568	112,839	(409,841)	838,734

					Parent Company
					Current + Non- current
Nature	12/31/2014	Additions	Accrued charges	Net utilization of reversal	12/31/2015
Tax	109,173	78,645	6,305	(111,504)	82,619
Social security	61,498		7,795		69,293
Labor	377,224	191,422	54,483	(234,366)	388,763
Civil	86,360	28,133	32,368	(43,774)	103,087
Environmental	3,978	15,294	284	(7,020)	12,536
	638,233	313,494	101,235	(396,664)	656,298

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. This provision includes tax liabilities resulting from lawsuits filed by the Company, subject to SELIC (Central Bank’s policy rate).

Tax lawsuits

The main tax lawsuits assessed by the outside legal counsel as probable losses to which CSN or its subsidiaries are parties are as follows: (i) Municipal tax assessments (ISS) incident in lease contracts; (ii) ICMS Assessment Notice for the alleged nonpayment of this tax on product imports; (iii) Tax Forfeiture to collect ICMS reported but not paid; (iv) collection of income tax and social contribution for the offset of nonexistent tax credits.

Labor lawsuits

As of December 31, 2015, the Group is a defendant in 7,541 labor lawsuits, for which a provision has been recorded in the amount of R$478,611 (R$444,243 as of December 31, 2014). Most of the claims relate to subsidiary and/or joint liability, salary equalization, health hazard premiums and hazardous duty premiums, overtime pay, difference in the 40% fine for the severance pay fund (FGTS) related to period prior to retirement and as a result of federal government economic plans, health care plan, indemnity claims resulting from alleged occupational diseases or on-the-job accidents, breaks between working hours, and differences in profit sharing from 1997 to 1999 and from 2001 to 2003.

During the year ended December 31, 2015 there were addition or write-off movements in labor lawsuits, due to court orders issued to terminate lawsuits and the constant revision of the Company’s accounting estimates related to the provision for contingencies that take into consideration the different nature of the claims made, as required by the Company’s accounting policies.

Civil lawsuits

Among the civil lawsuits in which the Company is a defendant are claims for compensation. Generally these lawsuits result from on-the-job accidents, occupational diseases and contractual litigation related to the industrial activities of the Group, real estate actions, healthcare plan, and reimbursement of costs incurred in labor courts. For lawsuits involving civil matters, a provision has been recognized in the amount of R$128,451 as of December 31, 2015 (R$106,143 as of December 31, 2014)

Environmental lawsuits

The environmental administrative/judicial proceedings filed against the Company include mainly administrative proceedings for alleged environmental irregularities and the regularization of environmental permits; at the judicial level, the Company is a party to actions collecting the fines imposed for such alleged environmental irregularities and public civil actions claiming regularization coupled with compensation, in most cases claiming environmental recovery. In general these proceedings arise from alleged damages to the environment related to the Company’s industrial activities. For lawsuits involving environmental matters, a provision has been recognized in the amount of R$17,646 as of December 31, 2015 (R$3,981 as of December 31, 2014)

In July 2012 the Company received a legal notice in the lawsuit filed by the State Attorney's Office of the State of Rio de Janeiro, related to Volta Grande IV district in the city of Volta Redonda-RJ, claiming, among others, the removal of two industrial waste cells and 750 (seven hundred and fifty) homes. This lawsuit is classified as probable loss risk, but there is not, until the moment, a complete diagnostic of the risks and so the Company has not estimated the costs for those claims.

As a result of the lawsuit mentioned in the paragraph above, after August 2012 the Company received legal notices related to some lawsuits filed by one of the dwellers of the Volta Grande IV district, who claims the payment of compensation for property damages and pain and suffering, whose amounts are illiquid at the moment, and this lawsuit is classified as possible loss risk.

On the same matter (Bairro Volta Grande IV), in August 2013 the Company received a subpoena about the lawsuits filed by the Federal Public Prosecution Office (Federal Courts), which has the same claim of the lawsuit filed by the State Public Prosecution Office, described above. This new lawsuit is classified as possible risk of loss since the trend is that the State courts’ decision prevails also in the Federal courts. The risk amount in this new lawsuit is the same of the lawsuit filed by the State Public Prosecution Office.

▪  Other administrative and judicial proceedings

The table below shows a summary of the balance of the main legal matters compared with the balance at December 31, 2014 and 2015.

	12/31/2015	12/31/2014
Tax assessment notice issued against the Company for an alleged sale of 40% of the shares of its joint venture NAMISA to a Japanese-Korean consortium,	7,743,501	7,068,252
Income tax / Social contribution - Assessment Notice and Imposition of Fine (AIIM) - - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by Namisa (*)	2,250,833
Assessment Notice and Imposition of Fine (AIIM) - Income tax / Social contribution - gloss of interest on prepayment arising from supply contracts of iron ore and port services	1,105,793
Tax foreclosures - ICMS - Electricity credits	785,043	742,727
Installments MP 470 - alleged insufficiency of tax losses	587,205	521,340
Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS e IPI	1,015,355	523,171
Assessment notice for an alleged nonpayment of taxes- IRPJ/CSLL - foreign subsidiaries (2010)	526,047	476,316
Assessment Notice and Imposition of Fine (AIIM) - Income tax / Social contribution - Profits earned abroad 2008 (*)	306,136
Disallowance of the ICMS credits - Transfer of iron ore	516,581	446,907
Disallowance of the ICMS credits - ICMS - acquisition of subsidiary	277,389	257,536
ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	252,112	230,261
Disallowance of the tax losses arising on adjustments to the SAPLI	409,323	362,489
Assessment Notice - ICMS - shipping and return merchandise for Industrialization (*)	541,338
Assessment Notice- Income tax- Capital Gain of CFM vendors located outside (*)	170,835
Other tax (federal, state, and municipal) lawsuits.	2,537,626	2,870,796
Social security lawsuits	289,923	299,341
Annulment action filed by CSN against CADE	70,423	63,463
Other civil lawsuits	763,576	382,641
Labor and social security lawsuits	1,032,678	1,069,663
Environmental lawsuits	359,046	115,024
	21,540,763	15,429,927

(*) Namisa lawsuits that started to be consolidated due to business combination transaction, as described in note 3.

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

Environmental lawsuits

The environmental processes present high complexity for estimating the amount at risk, should be taken into consideration, among various aspects, procedural development, the extent of damage and the projection of repair costs.

During the second quarter 2015, in line with the Company's accounting policy of prognostic losses of ongoing processes, the management has reevaluated its environmental contingencies, supported by its internal and external legal counsel.

As a result of this work, there was an increase of the possible risk of loss amounting R$ 244,022.

There are other environmental processes for which it is not yet possible to assess the risk and contingency value due to the aforementioned complexity estimation, the peculiarities of the matters involving them and also their procedural steps.

18.   PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The balance of the provision for environmental liabilities and asset retirement obligation - ARO is as follows:

		Consolidated		Parent Company
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Environmental liabilities	262,290	211,544	259,115	211,544
Asset retirement obligations	66,641	26,995		21,718
	328,931	238,539	259,115	233,262

18.a) Environmental liabilities

As of December 31, 2015, there is a provision recognized for expenditures relating to environmental investigation and recovery services for potentially contaminated areas surrounding establishments in the States of Rio de Janeiro, Minas Gerais and Santa Catarina. Estimated expenditures will be reviewed periodically and the amounts already recognized will be adjusted whenever necessary. These are Management’s best estimates based on the environmental remediation studies and projects. This provision is recognized as other operating expenses.

The provision is measured at the present value of the expenditures required to settle the obligation, using a pretax rate that reflects current market assessments of the time value of money and the specific risks of the obligation. The increase in the obligation due to passage of time is recognized as other operating expenses.

The long-term interest rate used to discount the provision to present value through December 31, 2015 was 10.00%. The liability recognized is periodically updated based on the general market price index (IGPM) for the period.

Some contingent environmental liabilities are monitored by environmental department were not recorded in provisions due  to its characteristics, they do not meet the recognition criteria present in CPC 25.

18.b) Asset retirement

Asset retirement obligations refer to estimated costs for decommissioning, retirement or restoration of areas upon the termination of activities related to mining resources. The initial measurement is recognized as a liability discounted to present value and subsequently through increase in expenses over time.  The asset retirement cost equivalent to the initial liability is capitalized as part of the carrying amount of the asset, being depreciated over the useful life of the asset.

The accounting balances that refer to the provision for decommissioning were transferred to Congonhas Minérios,

The increase of liabilities in the period is due to an update on estimated cost of closing iron ore mines.

In 2015, the Company completed a new certification of iron mineral reserves in the Casa de Pedra and Engenho mines. This certification, prepared by a specialized company, has certified reserves of 3,021 million tons of iron ore, which represents an increase of 85% compared to the amounts certified in the last audit on April 2007.

Therefore, it indicated a need to review liabilities and update assumptions for mine closure, completion of mining activities in the future and decommissioning of assets linked to the mine, the result is an increase of liabilities amounting R$ 39,646.

19.   RELATED-PARTY BALANCES AND TRANSACTIONS

19.a) Transactions with Holding Companies

Vicunha Siderurgia S.A. is the Company’s main shareholder, with 51.41% of the voting shares.

The Rio Iaco Participações S.A. holds 4.29% of CSN’s voting capital.

•       Liabilities

Companies	Proposed	Paid
	Dividends	Dividends
Vicunha Siderurgia		282,571
Rio Iaco		23,568
Total at 12/31/2015		306,139
Total at 12/31/2014	152,966	220,349

(*) As of June 30, 2015 Vicunha Steel began to directly control CSN due to the merger of Vicunha Siderurgia by Vicunha Aços on that date.

Vicunha steel’s corporate structure is as follows (unaudited information):

Vicunha Steel S.A. – holds 66.96% of Vicunha Aços S.A.

National Steel S.A. – holds 33.04% of Vicunha Aços S.A.

CFL Participações S.A. – holds 40% of National Steel S.A. and 40% of Vicunha Steel S.A.

Rio Purus Participações S.A. – holds 60% of National Steel S.A. 60% of Vicunha Steel S.A. and 99.99% of Rio Iaco Participações S.A.

19.b) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•       By transaction

	Consolidated
	Current		Non-Current		Total
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Assets
Trade receivables (note 6)	61,366	153,737			61,366	153,737
Dividends receivable (note 6)	27,817	59,470			27,817	59,470
Actuarial asset (note 8)			114,433	97,173	114,433	97,173
Loans (note 8)		517,493	373,214	117,357	373,214	634,850
Other receivables (note 8)	9,420	15,780	29,020	7,037	38,440	22,817
	98,603	746,480	516,667	221,567	615,270	968,047
Liabilities
Other payables (Note 14)
Accounts payable	6,798	2,681		546	6,798	3,227
Advances from customers		247,077		9,236,170		9,483,247
Trade payables	67,443	63,165			67,443	63,165
Actuarial liabilities			514,368	587,755	514,368	587,755
	74,241	312,923	514,368	9,824,471	588,609	10,137,394
Statement of income
Revenues
Sales	725,285	1,177,860
Interest	65,084	50,631
Expenses
Purchases	(1,103,428)	(1,047,423)
Interest	(1,333)	(423,621)
	(314,392)	(242,553)

•       By company

	Consolidated
	Assets			Liabilities			Profit and loss
	Current	Non-current	Total	Current	Non- current	Total	Sales	Purchases	Finance income (costs), net	Total
Subsidiaries
Ferrovia Transnordestina Logística S.A. (1)		133,283	133,283					(4,559)	15,887	11,328
Others	14,151		14,151	2,742		2,742
	14,151	133,283	147,434	2,742		2,742		(4,559)	15,887	11,328
Joint ventures
CGPAR Construção Pesada S.A.	3,484		3,484	24		24
Nacional Minérios S.A.							113,563	(198,378)	6,424	(78,391)
MRS Logística S.A.	26,415		26,415	32,284		32,284		(725,710)		(725,710)
CBSI - Companhia Brasileira de Serviços e	7,380		7,380	11,015		11,015	48	(166,945)		(166,897)
Infraestrutura
Transnordestina Logística S.A (2)		222,727	222,727	26,880		26,880			23,380	23,380
	37,279	222,727	260,006	70,203		70,203	113,611	(1,091,033)	29,804	(947,618)
Other related parties
CBS Previdência		114,433	114,433		514,368	514,368
Fundação CSN				126		126		(2,152)	3	(2,149)
Banco Fibra									15,592	15,592
Usiminas	182		182				12,289	(1,230)		11,059
Panatlântica	46,991		46,991				597,998			597,998
Ibis Participações e Serviços								(4,324)		(4,324)
Taquari Participações S.A.								(130)		(130)
	47,173	114,433	161,606	126	514,368	514,494	610,287	(7,836)	15,595	618,046
Associates
Arvedi Metalfer do Brasil S.A.		46,224	46,224	1,170		1,170	1,387		2,465	3,852
Total at 12/31/2015	98,603	516,667	615,270	74,241	514,368	588,609	725,285	(1,103,428)	63,751	(314,392)
Total at 12/31/2014	746,480	221,567	968,047	312,923	9,824,471	10,137,394	1,177,860	(1,047,423)	(372,990)	(242,553)

1. Refers to loans of the subsidiary FTL - Ferrovia Transnordestina Logística S.A to the joint venture Transnordestina Logística S.A. The contract has a 102.5% of CDI interest rate and maturity expected in June 2017.

2. Transnordestina Logística S.A: Refers mainly to contracts in R$: interest equivalent to 108.0% of CDI with final maturity in June 2017. As of December 31, 2015, borrowings total R$222,727 (R$141,358 as of December 31, 2014).

•       By transaction

					Parent Company
	Current		Non-Current		Total
	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Assets
Trade receivables (1) (nota 6)	1,140,172	969,343			1,140,172	969,343
Dividends receivable (nota 6)	737,668	67,553			737,668	67,553
Actuarial asset (note 8)			112,660	96,914	112,660	96,914
Loans (nota 8)		106,218	239,930	52,619	239,930	158,837
Financial investments (2)	1,412,428	252,896	28,078	87,475	1,440,506	340,371
Exclusive funds (nota 8)	110,075	144,018			110,075	144,018
Other receivables (3) (nota 8)	32,479	168,035	303,441	329,330	335,920	497,365
	3,432,822	1,708,063	684,109	566,338	4,116,931	2,274,401
Liabilities
Borrowings and financing
Pre-payment(nota12)	85,987	146,504	5,843,050	5,156,481	5,929,037	5,302,985
Fixed Rate Notes e Intercompany Bonds (nota12)	32,402	1,187,610	4,056,347	1,593,720	4,088,749	2,781,330
Intercompany loans(nota12)	1,261,861	222,525	2,137,040	2,670,457	3,398,901	2,892,982
Other payables (nota 13)
Accounts payable (4)	110,090	62,536	118,653	574,478	228,743	637,014
Advances from customers	16	277,077		9,236,170	16	9,513,247
Exclusive funds (nota 14)	25,387				25,387
Trade payables	153,559	250,104			153,559	250,104
Actuarial liabilities			514,367	587,740	514,367	587,740
	1,669,302	2,146,356	12,669,457	19,819,046	14,338,759	21,965,402

	12/31/2015	12/31/2014
Statement of income
Revenues
Revenues	5,852,639	5,903,875
Interest	26,073	14,421
Exclusive funds	812,079	251,834

Expenses
Purchases	(1,636,308)	(1,646,256)
Interest	(983,541)	(1,712,508)
Net exchange rate variations	(3,780,650)	(1,025,243)
	290,292	1,786,123

(1)   Accounts receivable derive from sales operations of goods and services between the parent company, subsidiaries and joint ventures.

(2)   Assets: Financial investments classified as current totals R$1,412,428 at December 31, 2015 (R$252,896 at December 31, 2014) and investments in Usiminas shares classified as investments available for sale, non-current group, which amount to R$28,078 (R$87,475 at December 31, 2014).

Liabilities: Derivative transactions in the amount of R$25,387 at December 31, 2015.

(3)   Current: Refers mainly to assignment of tax loss credits of income tax and social contribution, related to Metallurgical Prada companies, FTL - Transnordestina Railway Logistics and Company Packaging Metal MMSA.

Noncurrent: Refers mainly to advance for future capital increase, dividends receivable and accounts receivable related and acquisition of debentures.

(4)   Non-current liabilities: Reduction on write-off related to purchase of clinker plant, due to the merger of subsidiary CSN Cimentos in the amount of R$403,431, as mentioned in note 9.

•       By company

	Parent Company
	Assets			Liabilities			Profit and loss
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income (costs), net	Exchange rates, net	Total

Subsidiaries
Companhia Metalic Nordeste				1,569		1,569	61,684	(951)			60,733
Companhia Metalúrgica Prada	176,604	121,335	297,939	15,127	198	15,325	966,715	(155,549)			811,166
CSN Cimentos S.A.							62,028	(1,800)	(14,691)		45,537
Estanho de Rondônia S.A.	10,920		10,920	1,242		1,242		(14,991)			(14,991)
Companhia Florestal do Brasil
Sepetiba Tecon S.A.	10,569	85,066	95,635	13,138		13,138	3,525	(7,385)	224		(3,636)
Mineração Nacional		650	650
Congonhas Minérios S.A. (1)	737,643		737,643	56,301	5,570	61,871	32,427	(62,155)	(245,700)		(275,428)
CSN Energia S.A.	15,732		15,732	40,880		40,880		(276,363)			(276,363)
Ferrovia Transnordestina Logística S.A.	3,125	22,510	25,635		112,887	112,887	59				59
ITA Energética S.A	1,618		1,618
Companhia Brasileira de Latas	5,404		5,404				70,857	(2,291)			68,566
Companhia Siderúrgica Nacional, LLC (2)	682,875		682,875	106,880		106,880	1,195,697	(21,654)		231,220	1,405,263
CSN Europe Lda.				12,343	119,954	132,297			(5,885)	(38,356)	(44,241)
CSN Resources S.A. (3)				1,356,268	8,790,433	10,146,701			(581,531)	(3,373,480)	(3,955,011)
CSN Export Europe, S.L.									(1,018)	(4,826)	(5,844)
Lusosider Aços Planos, S.A.	192,871		192,871	195		195	208,580			59,066	267,646
CSN Handel GmbH							2,525,795			163,626	2,689,421
CSN Islands XI Corp.					1,249,536	1,249,536				(119,037)	(119,037)
CSN Islands XII Corp. (4)				11,638	1,772,779	1,784,417			(132,447)	(697,296)	(829,743)
CSN Ibéria Lda.					103,733	103,733			(2,269)	(32,673)	(34,942)
Companhia de Embalagens Metálicas MMSA		44,859	44,859
Stahlwerk Thüringen GmbH								(37,395)			(37,395)
	1,837,361	274,420	2,111,781	1,615,581	12,155,090	13,770,671	5,127,367	(580,534)	(983,317)	(3,811,756)	(248,240)
Joint ventures
CGPAR Construção Pesada S.A.	10,542		10,542
Nacional Minérios S.A.							113,563	(198,378)		31,106	(53,709)
MRS Logística S.A.	13,230		13,230	17,332		17,332		(682,615)			(682,615)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	2,013		2,013	10,876		10,876	35	(166,945)			(166,910)
Transnordestina Logística S.A.		222,727	222,727						23,380		23,380
	25,785	222,727	248,512	28,208		28,208	113,598	(1,047,938)	23,380	31,106	(879,854)
Other related parties
CBS Previdência		112,660	112,660		514,367	514,367
Fundação CSN				126		126		(2,152)	3		(2,149)
Usiminas	182		182				12,289	(1,230)			11,059
Panatlântica	46,991		46,991				597,998				597,998
Ibis Participações e Serviços								(4,324)			(4,324)
Taquari Participações S.A.								(130)			(130)
	47,173	112,660	159,833	126	514,367	514,493	610,287	(7,836)	3		602,454
Associates
Arvedi Metalfer do Brasil S.A.		46,224	46,224				1,387		2,465		3,852

Exclusive Funds
Diplic, Mugen, VR1 e BB Steel	1,522,503	28,078	1,550,581	25,387		25,387			812,080		812,080
Total at 12/31/2015	3,432,822	684,109	4,116,931	1,669,302	12,669,457	14,338,759	5,852,639	(1,636,308)	(145,389)	(3,780,650)	290,292
Total at 12/31/2014	1,708,063	566,338	2,274,401	2,146,356	19,819,046	21,965,402	5,903,875	(1,646,256)	(1,446,253)	(1,025,243)	1,786,123

(1)   Congonhas Minérios: Refers mainly to dividends declared by Namisa and posteriorly assumed by Congonhas due to the merger at December 31, 2015.

(2)   Companhia Siderurgica Nacional, LLC: Trade accounts receivable of R$682,875 at December 31, 2015 R$415,788 at December 31, 2014), related to sale of steel.

(3)   CSN Resources SA: Contracts in US dollars of Prepayment Fixed Rate Notes and Intercompany Bonds, the interest is 9.13% and the maturity date on June 2047. On December 31, 2015, the loans amounted to R$10,146,701 (R$7,490. 873 on December 31, 2014).

(4)   CSN Islands XI Corp.: Contracts in US dollars, without interest, maturing in August 2017. On December 31 December 2015, the loans amounted to R$1,249,536.

(5)   CSN Islands XII Corp.: Contracts in US dollars, interest rate of 7.64% and maturing on February 2025. At December 31, 2015, the loans amounted to R$1,784,417 (R$1,363,481 on December 31, 2014).

(6)   Namisa:  Sales: Refers to services related to ore as internal movement and loading.

                                              Purchases: Refers to services related to ore as port movement and shipment.

19.c) Other unconsolidated related parties

•       CBS Previdência

The Company is the main sponsor of this non-profit entity established in July 1960, primarily engaged in the payment of benefits that supplement the official government Social Security benefits to participants. In its capacity as sponsor, CSN carries out transactions involving the payment of contributions and recognition of actuarial liabilities calculated in defined benefit plans, as detailed in note 27.

•       Fundação CSN

The Company develops socially responsible policies concentrated today in Fundação CSN, of which it is the founding. The transactions between the parties relate to the operating and financial support for Fundação CSN to carry out the social projects undertaken mainly in the locations where the Company operates.

•       Banco Fibra

Banco Fibra is under the control structure of Vicunha Siderurgia and the financial transactions carried out with this bank are limited to movements in checking accounts and financial investments in fixed-income securities.

•       Ibis Participações e Serviços Ltda.

Ibis Participações e Serviços is under the control of a member of the Company’s Board.

•       Companhia de Gás do Ceará

A natural gas distributor under the control structure of Vicunha Siderurgia.

19.d) Key management personnel

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of December 31, 2015.

	12/31/2015	12/31/2014
	Statement of Income
Short-term benefits for employees and officers	47,578	34,861
Post-employment benefits	311	116
	47,889	34,977

20.   SHAREHOLDERS' EQUITY

20.a) Paid-in capital

Fully subscribed and paid-in capital as of December 31, 2015 and 2014 is R$4,540,000 comprising 1,387,524,047 book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

20.b) Authorized capital

The Company’s bylaws in effect as of December 31, 2015 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

20.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6.404/76, up to the ceiling of 20% of share capital.

20.d) Ownership structure

As of December 31, 2015, the Company’s ownership structure was as follows:

			12/31/2015			12/31/2014
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	697,719,990	50.29%	51.41%	697,719,990	50.29%	51.34%
Rio Iaco Participações S.A. (**)	58,193,503	4.19%	4.29%	58,193,503	4.19%	4.28%
Caixa Beneficente dos Empregados da CSN - CBS	20,143,031	1.45%	1.48%	12,788,231	0.92%	0.94%
BNDES Participações S.A. – BNDESPAR	8,794,890	0.63%	0.65%	8,794,890	0.63%	0.65%
NYSE (ADRs)	336,435,464	24.25%	24.79%	342,466,899	24.68%	25.20%
BM&FBovespa	235,846,169	17.00%	17.38%	239,010,634	17.23%	17.59%
	1,357,133,047	97.81%	100.00%	1,358,974,147	97.94%	100.00%
Treasury shares	30,391,000	2.19%		28,549,900	2.06%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

(*) As From June 30, 2015, CSN became directly controlled by Vicunha Aços, considering the incorporation of Vicunha Siderurgia by Vicunha Aços on that date.

(**) Rio Iaco Participação S. A. is a company part of the control group.

20.e) Treasury shares

The Board of Directors authorized various share buyback programs in order to hold shares in treasury for subsequent disposal and/or cancelation with a view to maximizing the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation		Balance in treasury
1º	3/13/2014	70,205,661	From 3/14/2014 to 4/14/2014	R$ 9.34	R$ 9.22 and R$ 9.45	2,350,000			2,350,000
2º	4/15/2014	67,855,661	From 4/16/2014 to 5/23/2014	R$ 8.97	R$ 8.70 and R$ 9.48	9,529,500			11,879,500
3º	5/23/2014	58,326,161	From 5/26/2014 to 6/25/2014	R$ 9.21	R$ 8.61 and R$ 9.72	31,544,500			43,424,000
4º	6/26/2014	26,781,661	From 6/26/2014 to 7/17/2014	R$ 10.42	R$ 9.33 and R$ 11.54	26,781,661			70,205,661
	7/18/2014			Not applicable	Not applicable		60,000,000	(1)	10,205,661
5º	7/18/2014	64,205,661	From 7/18/2014 to 8/18/2014	R$ 11.40	R$ 11.40	240,400			10,446,061
	8/18/2014			Not applicable	Not applicable		10,446,061	(1)
6º	8/18/2014	63,161,055	From 8/19/2014 to 9/25/2014	R$ 9.82	R$ 9.47 and R$ 10.07	6,791,300			6,791,300
7º	9/29/2014	56,369,755	From 9/29/2014 to 2/29/2014	R$ 7.49	R$ 4.48 and R$ 9.16	21,758,600			28,549,900
8º	12/30/2014	34,611,155	From 12/31/2014 to 3/31/2015	R$ 5.10	R$ 4.90 and R$ 5.39	1,841,100			30,391,000
9º (*)	03/31/2015	32,770,055	From 4/01/2015 to 6/30/2015

 (*) There were no share buyback in this program.

(1)   On July 18, 2014 and August 19, 2014, the Board of Directors approved the cancelation of 60,000,000 and 10,446,061 treasury shares, respectively, without change in the Company’s share capital.

As of December 31, 2015, the position of the treasury shares was as follows:

Bought back	Amount	Share price			Share
number	paid for				market price
(in units)	the shares	Minimum	Maximum	Average	as of 12/31/2015 (*)
30,391,000	R$ 238,976	R$ 4.48	R$ 10.07	R$ 7.86	R$ 121,564

(*) Using the last share quotation on BM&FBovespa as of December 31, 2015 of R$4.00 per share.

20.f) Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, after compliance with the provisions in Law 6.404/76, as amended by Law 9.457/97, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

20.g) Earnings/(loss) per share:

Basic earnings per share were calculated based on the profit attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

	Parent Company
	12/31/2015 Restated	12/31/2014
	Common Shares
(Loss) profit for the year, net
Attributable to owners of the Company	1,617,793	(105,218)
Weighted average number of shares	1,357,150	1,413,697
Basic and diluted EPS	1.19205	(0.07443)

21.   PAYMENT TO SHAREHOLDERS

The Company's Bylaws provides for a minimum  dividend distribution 25% of adjusted net income as provided by law, the holders of its shares.

On March 11, 2015 the Board of Directors approved the proposal for payment, as advance of mandatory minimum dividend concerning the period  2015,  from the retained earnings reserve (statutory working capital reserve), the amount of R$275,000 in dividends, corresponding to R$0,202633043. The dividends were paid as from March 19, 2015, without inflation adjustment.

Dividends are calculated pursuant to the Company’s bylaws and in compliance with the Brazilian Corporate Law. The table below shows the calculation of dividends and interest on capital approved for 2015:

12/31/2015
Profit for the year	1,617,793
Capital reserve	(80,890)
Profit for allocation	1,536,903

Allocation:
Dividends approved on March 11, 2015	(275,000)
Destined to profits reserve to be realized (*)	(109,226)
Transferred to statutory reserve for investment and working capital	(1,152,677)

In current liabilities
Balance of dividends payable as December 31, 2014	277,097
Dividends approved on March 11, 2015	275,000
Dividends paid in 2015	(549,835)
Balance of dividends payable as December 31, 2015	2,262

Weighted average number of shares	1,357,150
Dividends per share approved	0.20263

(*) The Company's management, supported by art. 197 of Law 6.404 / 76, is proposing ad referendum to the Annual General Meeting, in order to retain part of the minimum mandatory dividends in line account item Profit Reserve to realize, as there is no profit realized in 2015 year.

The difference disclosed in profit or loss resulted from the adjustments made in the financial statements of 2015, amounting to R$359,897, was recorded in the legal reserve, earnings reserve and statutory reserve, it will be considered for accounting purposes only.

The tables below show the history of dividends and interest on capital approved and paid:

Year	Approval Year	Dividends	Interest on capital	Total	Year	Payment Year	Dividends	Interest on capital	Total
2013	2013	610,000	190,000	800,000	2013	2013	610,503	190,000	800,503
2014	2014	700,000		700,000	2014	2014	424,939		424,939
2015	2015	275,000		275,000		2015	274,917		274,917
					2015	2015	274,918		274,918
Total approved		1,585,000	190,000	1,775,000	Total paid		1,585,277	190,000	1,775,277

22.   NET SALES REVENUE

Net sales revenue is comprised as follows:

		Consolidated		Parent Company
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Gross revenue
Domestic market	10,313,874	13,061,229	9,579,626	11,863,547
Foreign market	7,726,761	6,247,489	4,581,429	4,110,635
	18,040,635	19,308,718	14,161,055	15,974,182
Deductions
Cancelled sales and discounts	(308,029)	(167,483)	(291,503)	(149,359)
Taxes on sales	(2,400,754)	(3,015,003)	(2,151,183)	(2,659,309)
	(2,708,783)	(3,182,486)	(2,442,686)	(2,808,668)
Net revenue	15,331,852	16,126,232	11,718,369	13,165,514

23.   EXPENSES BY NATURE

		Consolidated		Parent Company
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Raw materials and inputs	(4,902,546)	(5,125,417)	(3,354,125)	(3,557,893)
Labor cost	(1,900,260)	(1,716,995)	(1,569,791)	(1,419,068)
Supplies	(1,097,814)	(1,097,940)	(1,061,557)	(1,050,580)
Maintenance cost (services and materials)	(1,072,437)	(1,072,664)	(1,020,110)	(1,040,357)
Outsourcing services	(3,292,763)	(2,544,553)	(2,018,995)	(1,662,594)
Depreciation, amortization and depletion (Note 10 a)	(1,135,772)	(1,245,131)	(863,741)	(1,022,898)
Other	(304,534)	(270,040)	(306,978)	(221,548)
	(13,706,126)	(13,072,740)	(10,195,297)	(9,974,938)
Classified as:
Cost of sales	(11,799,758)	(11,592,382)	(9,137,528)	(9,159,454)
Selling expenses	(1,436,000)	(1,041,975)	(683,516)	(455,525)
General and administrative expenses	(470,368)	(438,383)	(374,253)	(359,959)
	(13,706,126)	(13,072,740)	(10,195,297)	(9,974,938)

24.   OTHER OPERATING INCOME (EXPENSES)

		Consolidated		Parent Company
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Other operating income
Indemnities/gains on lawsuits	5,189	39,693	4,673	29,958
Rentals and leases	1,150	1,080	1,150	1,080
Reversal of provisions	5,020	20,790	154,812	3,136
Dividends received	5,794	328	5,700	328
Untimely PIS/COFINS/ICMS credits	234,287		234,266
Contractual fines	2,200	7,963	2,669	7,942
Gain on business combination (note 3)	3,413,033
Reversal of actuarial liability/provision for actuarial asset	8,702	166	8,596	317
Other revenues	50,507	20,468	4,964	9,604
	3,725,882	90,488	416,830	52,365

Other operating expenses
Taxes and fees	(18,282)	(57,711)	(9,587)	(53,855)
Write-off of judicial deposits	(24,145)	(77,892)	(23,164)	(77,209)
Provision for environmental risks	(41,697)	160,980	(44,280)	160,980
Provision for tax, social security, labor, civil and environmental risks, net of reversals	(279,619)	(191,127)	(252,589)	(167,149)
Contractual fines	(309)	(7,464)	(26)	(6,756)
Depreciation of unused equipment and amortization of intangible assets (Note 10 a)	(41,068)	(36,354)		(714)
Residual value of permanent assets written off (Note 10)	(6,466)	(15,232)	(3,990)	(13,474)
Provision for losses /reversals of slow-moving and obsolescence (Note 7)	1,154	(10,396)	15,835	(4,630)
Losses on spare parts	(55,790)	(26,432)	(49,970)	(26,432)
Studies and project engineering expenses	(38,138)	(48,807)	(37,196)	(48,246)
Research and development expenses	(3,363)	(3,406)	(3,363)	(3,406)
Healthcare plan expenses	(56,838)	(54,319)	(56,838)	(54,319)
Impairment of available-for-sale financial assets	(555,298)	(205,000)	(555,298)	(199,372)
REFIS effect - Law 11,941/09 and Law 12,865/13, net	(4,801)	(37,308)	(4,801)	(19,853)
Provisions for industrial restructuring	(122,854)	-	(74,382)	-
Other expenses	(86,817)	(46,659)	(69,918)	(25,937)
	(1,334,331)	(657,127)	(1,169,567)	(540,372)
Other operating expenses, net	2,391,551	(566,639)	(752,737)	(488,007)

25.   FINANCE INCOME (COSTS)

		Consolidated		Parent Company
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Finance income
Related parties (Note 19 b)	65,084	50,631	838,152	266,255
Income from short-term investments	216,971	82,103	56,259	4,008
Gain from derivative (*)	870
Other income (**)	209,062	38,818	19,939	30,289
	491,987	171,552	914,350	300,552
Finance costs
Borrowings and financing - foreign currency	(938,047)	(718,281)	(204,942)	(117,011)
Borrowings and financing - local currency	(2,116,149)	(1,806,568)	(1,824,903)	(1,565,306)
Related parties (Note 19 b)	(1,333)	(423,621)	(983,541)	(1,712,508)
Capitalized interest (Notes 10 and 31)	166,366	165,789	160,777	165,789
Losses on derivatives (*)	(4,956)	(4,869)		(943)
Interest, fines and late payment charges	(20,560)	(76,704)	894	(40,791)
REFIS effect net - Law 11,941/09		(52,036)		(51,624)
Other finance costs	(210,568)	(187,688)	(172,608)	(166,267)
	(3,125,247)	(3,103,978)	(3,024,323)	(3,488,661)
Inflation adjustment and exchange differences, net
Inflation adjustments, net	44,412	(109)	679	(22,942)
Exchange differences, net	(1,630,530)	(391,767)	(4,078,374)	(1,287,021)
Exchange gain (losses) on derivatives (*)	846,328	242,869	146,445
	(739,790)	(149,007)	(3,931,250)	(1,309,963)

Finance costs, net	(3,373,050)	(3,081,433)	(6,041,223)	(4,498,072)

(*) Statement of gains and (losses) on derivative transactions
Dollar-to-CDI swap	(18)	(12,735)
Dollar-to-real swap (NDF)	785,702	213,602
Future Dollar	25,381		146,445
Dollar-to-euro swap (NDF)	39,668	33,397
Dollar-to-euro swap	(4,405)	8,605
	846,328	242,869	146,445
Libor-to-CDI swap		(943)		(943)
Fixed rate-to-CDI swap	(4,956)	(3,926)
CDI-to-Fixed rate swap	870
	(4,086)	(4,869)		(943)
	842,242	238,000	146,445	(943)

(*)It refers mainly to gain on repurchase of debt securities amounting to R$166,642.

26.   SEGMENT INFORMATION

According to the Group’s structure, its businesses are distributed into five (5) operating segments.

•                     Steel

The Steel Segment consolidates all the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel, with operations in Brazil, United States, Portugal and Germany. The Segment supplies the following markets: construction, steel containers for the Brazilian chemical and food industries, home appliances, automobile and OEM (motors and compressors). The Company’s steel units produce hot and cold rolled steel, galvanized and pre-painted steel of great durability. They also produce tinplate, a raw material used to produce metallic containers.

Overseas, Lusosider, which is based in Portugal, also produces metal sheets, as well as galvanized steel. CSN LLC in the U.S.A. meets local market needs by supplying cold rolled and galvanized steel.  In January 2012, CSN acquired Stahlwerk Thüringen (SWT), a manufacturer of long steel located in Unterwellenborn, Germany. SWT is specialized in the production of shapes used for construction and has an installed production capacity of 1.1 million metric tons of steel/year.

In January 2014 the production of long steel products started with a capacity of 500,000 metric tons per year, which will consolidate the company as a source of complete construction solutions, complementing its portfolio of products with high value added in the steel chain.

•                     Mining

This segment encompasses the activities of iron ore and tin mining.

 The high quality iron ore operations are located in the Iron Quadrilateral in MG, the Casa de Pedra mine in Congonhas, MG, as well as Congonhas Minérios S.A., which has its own mines and sells third party iron ore.

At the end of 2015, CSN and the Asian Consortium formalized a shareholders' agreement for the combination of assets linked to iron ore operations and the related logistics structure, forming a new company that has focused in mining activities from December 2015. In this context, the new company, called Congonhas Minérios S.A., holds the TECAR concession, the Casa de Pedra mine and all the shares of Namisa, which was incorporated on December 31, 2015.

Moreover, CSN controls a Estanho de Rondônia S.A. company mining units and tin casting.

•                     Logistics

i. Railroad

CSN has equity interests in three railroad companies: MRS Logística, which manages the former Southeast Network of Rede Ferroviária Federal S.A. (RFFSA), Transnordestina Logística S.A. and FTL - Ferrovia Transnordestina Logística S.A. , which operate the former Northeast Network of the RFFSA in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

a) MRS

The railroad transportation services provided by MRS are fundamental to the supply of raw materials and the shipment of final products. The total amount of iron ore, coal and coke consumed by the Presidente Vargas Mill as well as part of the steel produced by CSN for the domestic market and for export are carried by MRS.

The Southeast Brazilian railroad system, encompassing 1,674 kilometers of tracks, serves the tri-state industrial area of São Paulo-Rio de Janeiro-Minas Gerais, linking the mines located in Minas Gerais to the ports located in São Paulo and Rio de Janeiro, and the steel mills of CSN, Companhia Siderúrgica Paulista, or Cosipa, and Gerdau Açominas.  Besides serving other customers, the railroad system carries iron ore from the Company’s mines in Casa de Pedra, Minas Gerais, and coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, and carries CSN’s export products to the ports of Itaguaí and Rio de Janeiro. Its volumes of cargo carried account for approximately 28% of the total volume carried by the Southeast railroad system.

b) TLSA and FTL

TLSA and FTL hold the concession of the former RFFSA’s Northeast Network. The Northeast Network totals 4,238 km, divided into two sections: i) Network I, which comprises the São Luiz–Mucuripe, Arrojado–Recife, Itabaiana–Cabedelo, Paula Cavalcante–Macau–Recife, and Propriá–Jorge Lins (Network I) sections, whose concession goes until 2027, held by FTL; and ii) Network II, which comprises the Missão Velha–Salgueiro, Salgueiro–Trindade, Trindade– Eliseu Martins, Salgueiro–Porto de Suape, and Missão Velha–Porto de Pecém sections, whose concession goes until 2057 or until the return of the investment adjusted by 6.75% of the sections, held by TLSA.

The Network links up with the main ports in the region, offering an important competitive advantage by means of opportunities for combined transportation solutions and logistics projects tailored to customer needs.

II. Port Logistics

The Port Logistics Segment consolidates the operation of the terminal built during the post-privatization period of the ports, Sepetiba Tecon.. The Sepetiba terminal features complete infrastructure to meet all the needs of exporters, importers and ship owners. Its installed capacity exceeds that of most other Brazilian terminals. It has excellent depths of 14.5 meters in the mooring berths and a huge storage area, as well as the most modern and appropriate equipment, systems and intermodal connections.

The Company’s constant investment in projects in the terminals consolidates the Itaguaí Port Complex as one of the most modern in Brazil, at present with capacity for handling 480 thousand containers and 30 million metric tons per year of bulk cargo.

•       Energy

CSN is one of the largest industrial consumers of electric power in Brazil. As energy is fundamental in its production process, the Company invests in assets for generation of electric power to guarantee its self-sufficiency. These assets are as follows: Itá hydroelectric power plant, in the State of Santa Catarina, with rated capacity of 1,450 MW, where CSN has a share of 29.5%; Igarapava hydroelectric power plant, Minas Gerais, with rated capacity of 210 MW, in which CSN holds 17.9% of the capital; and a thermoelectric co-generation Central unit with rated capacity of 238 MW, which has been operating at the UPV since 1999. For fuel the Central Unit uses the residual gases produced by the steel mill itself. Through these three power generation assets, CSN obtains total rated capacity of 430 MW.

•       Cement

The cement division consolidates the cement production, distribution and sale operations, which use the slag produced by the Volta Redonda plant’s blast furnaces. In 2011, the clinker used in cement production was acquired from third parties; however, at the end of 2011, with the completion of the first stage of the Arcos Clinker plant, MG, this plant already supplied the milling needs of CSN Cimentos in Volta Redonda.

The information presented to Management regarding the performance of each business segment is generally derived directly from the accounting records, combined with some intercompany allocations.

•       Sales by geographic area

Sales by geographic area are determined based on the customers’ location. On a consolidated basis, domestic sales are represented by revenues from customers located in Brazil and export sales are represented by revenues from customers located abroad.

•       Profit per segment

Beginning 2013, the Company no longer proportionately consolidates joint ventures Namisa, MRS and CBSI. For segment information preparation and presentation purposes, Management decided to maintain the proportionate consolidation of the joint ventures, as historically presented. For consolidated profit reconciliation purposes, the amounts of these companies were eliminated in the column “Corporate expenses/elimination”.

For the 2015 closure, after the combination of mining assets (Casa de Pedra, Namisa and Tecar), the consolidated results shall consider all of this new company.

								12/31/2015
Results	Steel	Mining	Logistics		Energy	Cement	Corporate expenses / elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	4,990,299	23,861,003				2,181,731
Net revenues
Domestic market	6,757,186	175,223	212,729	1,156,933	244,549	431,820	(1,226,695)	7,751,745
Foreign market	4,445,813	3,012,027					122,267	7,580,107
Total net revenue (note 22)	11,202,999	3,187,250	212,729	1,156,933	244,549	431,820	(1,104,428)	15,331,852
Cost of sales and services	(9,126,889)	(2,323,687)	(141,809)	(788,046)	(195,644)	(330,263)	1,106,580	(11,799,758)
Gross profit	2,076,110	863,563	70,920	368,887	48,905	101,557	2,152	3,532,094
General and administrative expenses	(955,247)	(69,602)	(20,473)	(89,678)	(23,186)	(72,894)	(675,288)	(1,906,368)
Depreciation (note 10 a)	670,496	377,344	12,777	189,361	17,073	46,505	(177,784)	1,135,772
Proportionate EBITDA of joint ventures							489,922	489,922
Adjusted EBITDA	1,791,359	1,171,305	63,224	468,570	42,792	75,168	(360,998)	3,251,420

Sales by geographic area
Asia	16,980	2,836,505					122,267	2,975,752
North America	1,901,989							1,901,989
Latin America	376,458	42,730						419,188
Europe	2,104,944	132,792						2,237,736
Others	45,442							45,442
Foreign market	4,445,813	3,012,027					122,267	7,580,107
Domestic market	6,757,186	175,223	212,729	1,156,933	244,549	431,820	(1,226,695)	7,751,745
Total	11,202,999	3,187,250	212,729	1,156,933	244,549	431,820	(1,104,428)	15,331,852

								12/31/2014
Results	Steel	Mining	Logistics		Energy	Cement	Corporate expenses / elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	5,177,453	25,245,424				2,185,044
Net revenues
Domestic market	8,650,413	306,837	202,338	1,105,026	324,481	440,492	(1,063,096)	9,966,491
Foreign market	2,841,271	3,802,566					(484,096)	6,159,741
Total net revenue (note 22)	11,491,684	4,109,403	202,338	1,105,026	324,481	440,492	(1,547,192)	16,126,232
Cost of sales and services	(8,671,935)	(2,985,930)	(137,634)	(753,394)	(186,750)	(295,264)	1,438,525	(11,592,382)
Gross profit	2,819,749	1,123,473	64,704	351,632	137,731	145,228	(108,667)	4,533,850
General and administrative expenses	(686,936)	(61,129)	(7,016)	(113,042)	(20,097)	(66,848)	(525,290)	(1,480,358)
Depreciation (note 10 a)	802,323	366,808	10,525	168,786	17,095	37,627	(158,033)	1,245,131
Proportionate EBITDA of joint ventures							430,547	430,547
Adjusted EBITDA	2,935,136	1,429,152	68,213	407,376	134,729	116,007	(361,443)	4,729,170

Sales by geographic area
Asia	77,688	3,674,778					(484,096)	3,268,370
North America	713,777							713,777
Latin America	165,238							165,238
Europe	1,868,280	127,788						1,996,068
Others	16,288							16,288
Foreign market	2,841,271	3,802,566					(484,096)	6,159,741
Domestic market	8,650,413	306,837	202,338	1,105,026	324,481	440,492	(1,063,096)	9,966,491
Total	11,491,684	4,109,403	202,338	1,105,026	324,481	440,492	(1,547,192)	16,126,232

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and joint ventures, corresponding  Namisa 60% from January to November and Namisa 100% on December.

Adjusted EBITDA is the measurement based on which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net finance income (costs), income tax and social contribution, depreciation and amortization, equity in results of affiliated companies, and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

Even though it is an indicator used in segment performance measurement, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, it does not have a standard definition, and may not be comparable with measurements using similar names provided by other entities.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

		Consolidated
	12/31/2015	12/31/2014
Profit (loss) for the year	1,615,951	(112,267)
Depreciation (Note 10 a)	1,135,772	1,245,131
Income tax and social contribution (Note 15)	188,624	(151,153)
Finance income (cost) (Note 25)	3,373,050	3,081,433
EBITDA	6,313,397	4,063,144
Other operating (expenses) income (Note 24)	(2,391,551)	566,639
Equity in results of affiliated companies	(1,160,348)	(331,160)
Proportionate EBITDA of joint ventures	489,922	430,547
Adjusted EBITDA (*)	3,251,420	4,729,170

(*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

27.   EMPLOYEE BENEFITS

The pension plans granted by the Company cover substantially all employees. The plans are administered by Caixa Beneficente dos Empregados da CSN (‘CBS”), a private non-profit pension fund established in July 1960 which has as members the employees (and former employees) of the Company and some subsidiaries who joined the fund through an agreement, and the employees of CBS itself. The Executive Officers of CBS is formed by a CEO and two other executive officers, all appointed by CSN, which is the main sponsor of CBS. The Decision-Making Board is the higher decision-making and guideline-setting body of CBS, presided over by the president of the pension fund and made up of ten members, six chosen by CSN in its capacity as main sponsor of CBS and four elected by the fund’s participants.

Until December 1995, CBS Previdência administered two defined benefit plans based on years of service, salary and Social Security benefits. On December 27, 1995 the then Private Pension Secretariat (“SPC”) approved the implementation of a new benefit plan, effective beginning that date, called Mixed Supplementary Benefit Plan (‘Mixed Plan”), structured in the form of a variable contribution plan. Employees hired after that date can only join the new Mixed Plan. In addition, all active employees who were participants of the former defined benefit plans had the opportunity to switch to the new Mixed Plan.

As of December 31, 2015 CBS had 33,065 participants (34,426 as of December 31, 204), of whom 18,430 were active contributors (19,279 as of December 31, 2014), 13,965 were retired employees (14,379 as of December 31, 2014), and 670 were related beneficiaries (788 as of December 31, 2014). Out of the total participants as of December 31, 2015, 12,091 belonged to the defined benefit plan, 14,960 to the mixed plan, 1,595 to the CBSPrev Namisa plan, and 4,419 to the CBSPrev plan.

The plan assets of CBS are primarily invested in repurchase agreements (backed by federal government securities), federal government securities indexed to inflation, shares, loans and real estate. As of December 31, 2015 CBS held 20,143,031 common shares of CSN (12,788,231 common shares as of December 31, 2014). The total plan assets of the entity amounted to R$4.5 billion as of December 31, 2015 (R$4.2 billion as of December 31, 2014). The administrators of the CBS funds seek to match plan assets with benefit obligations payable on a long-term basis. Pension funds in Brazil are subject to certain restrictions regarding their capacity for investment in foreign assets and, therefore, these funds invest mainly in Brazilian securities.

Plan Assets are all available assets and the benefit plans’ investments, not including the amounts of debts to sponsors.

For the defined benefit plans “35% of the average salary” and “average salary supplementation plan”, the Company holds a financial guarantee with CBS Previdência, the entity that administers said plans, to ensure their financial and actuarial balance, in the event of any future actuarial loss or actuarial gain.

As provided for in the prevailing law that governs the pension fund market, for the years ended December 31, 2014 and 2015, CSN did not have to pay the installments because the defined benefit plans posted actuarial gains for the period.

27.a) Description of the pension plans

Plan covering 35% of the average salary

This plan began on February 1, 1966 and is a defined benefit plan aimed at paying pensions (for length of service, special situations, disability or old age) on a lifetime basis, equivalent to 35% of the adjusted average of the participant’s salary for the last 12 months. The plan also guarantees sick pay to participants on Official Social Security leaves of absence and further ensures payments of savings fund, funeral allowance and pecuniary aid. This plan was discontinued on October 31, 1977 when the new supplementary plan based on average salary took effect.

Average salary supplementation plan

This plan began on November 1, 1977 and is a defined benefit plan aimed at complementing the difference between the adjusted average of the participant’s salary for the last 12 months and the Official Social Security benefit for retirement, also on a lifetime basis. As in the 35% plan, there is coverage for the benefits of sick pay, death and pension. This plan was discontinued on December 26, 1995 with the creation of the mixed supplementary benefit plan.

Mixed supplementary benefit plan

This plan began on December 27, 1995 and is a variable contribution plan. Besides the scheduled retirement benefit, it also covers the payment of risk benefits (pension paid while the participant is still working, disability compensation and sick/accident pay). Under this plan, the retirement benefit is calculated based on the amount accumulated by the monthly contributions of the participants and sponsors, as well as on each participant’s option for the manner in which they receive them, which can be lifetime (with or without continuity of pension for death) or through a percentage applied to the balance of the benefit-generating fund (loss for indefinite period). After retirement is granted, the plan takes on the characteristics of a defined benefit plan. This plan was discontinued on October 16, 2013 when the CBS Prev plan became effective.

CBS Prev Plan

The new CBS Prev Plan, which is a defined contribution plan, started on September 16, 2013. Under this plan, the retirement benefit is determined based on the accumulated amount by monthly contributions of participants and sponsors. To receive the benefit, each participant can opt for: (a) receiving part in cash (up to 25%) and the remaining balance through a monthly income through a percentage applied to the benefit-generating fund, not being applicable to death pension benefits, or (b) receive only a monthly income through a percentage applied to the benefit-generating fund.

With the creation of the CBS Prev Plan, the mixed supplementary benefit plan was discontinued for the entry of new participants as from September 16, 2013.

27.b) Investment policy

The investment policy establishes the principles and guidelines that will govern the investments of funds entrusted to the entity, in order to foster the security, liquidity and profitability required to ensure equilibrium between the plan’s assets and liabilities based on an ALM (Asset Liability Management) study that takes into consideration the benefits of participants and beneficiaries for each plan.

The investment plan is reviewed annually and approved by the Decision-Making Board considering a five-year horizon, as established by resolution CGPC 7 of December 4, 2003. The investment limits and criteria established in the policy are based on Resolution 3,792/09 published by the National Monetary Council (“CMN”).

27.c) Employee benefits

The actuarial calculations are updated at the end of each annual reporting period by outside actuaries and presented in the financial statements pursuant to CPC33(R1)/IAS19 -  Employee Benefits.

				Consolidated
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
	Actuarial asset		Actuarial liability
Pension plan benefits (Note 8 and 14)	114,443	97,173	25,294	11,275
Post-employment healthcare benefits			489,074	576,480
	114,443	97,173	514,368	587,755

The reconciliation of employee benefits’ assets and liabilities is as follows:

	12/31/2015	12/31/2014
Present value of defined benefit obligation	2,430,381	2,508,441
Fair value of plan assets	(2,684,736)	(2,745,834)
Deficit	(254,355)	(237,393)
Restriction to actuarial assets due to recovery limitation	165,216	151,495
Liabilities (Assets), net	(89,139)	(85,898)
Liabilities	25,294	11,275
Assets	(114,433)	(97,173)
Net (assets) recognized in the balance sheet	(89,139)	(85,898)

The movement in the present value of the defined benefit obligation during 2015 is as follows:

	12/31/2015	12/31/2014
Present value of obligations at the beginning of the year	2,508,441	2,263,012
Cost of service	1,807	10,114
Interest cost	293,533	255,573
Benefits paid	(235,541)	(209,891)
Actuarial (gain) / loss	(137,859)	189,633
Present value of obligations at the end of the year	2,430,381	2,508,441

The movement in the fair value of the plan assets during 2015 is as follows:

	12/31/2015	12/31/2014
Fair value of plan assets at the beginning of the year	(2,745,834)	(2,684,783)
Expected return on plan assets	(322,460)	(305,469)
Benefits paid	235,830	209,891
Actuarial gains	147,728	34,527
Fair value of plan assets at the end of the year	(2,684,736)	(2,745,834)

The amounts recognized in the income statement for the year ended December 31, 2015 are comprised as follows:

	12/31/2015	12/31/2014
Cost of current service	1,807	10,114
Interest cost	293,533	255,573
Expected return on plan assets	(322,460)	(305,469)
Interest on the asset ceiling effect	18,422	39,733
	(8,698)	(49)
Total unrecognized costs (*)	4	117
Total (income) recognized in the income statement	(8,702)	(166)
Total (income), net (*)	(8,698)	(49)

(*) Effect of the limit of paragraph 58 (b) of CPC33 (R1)/IAS19 - Employee Benefits.

The (cost)/income is recognized in the income statement in other operating expenses.

The movement in the actuarial gains and losses in 2015 is as follows:

	12/31/2015	12/31/2014
Actuarial losses	9,869	224,160
Restriction due to recovery limitation	(4,208)	(224,099)
	5,661	61
Actuarial losses recognized in other comprehensive income	5,665	178
Unrecognized actuarial (gains)	(4)	(117)
Total cost of actuarial losses (*)	5,661	61

(*) Actuarial loss results from the fluctuation in the investments comprised in the CBS’s asset portfolio.

Breakdown of actuarial gains or losses, required by paragraph 141 of CPC33(R1)/IAS19:

12/31/2015
Loss due to change in demographic assumptions	(6,298)
Loss due to change in financial assumptions	(250,280)
Loss due to experience adjustments	118,718
Return on plan assets (less interest income)	147,729
Actuarial losses	9,869

The history of actuarial gains and losses is as follows:

	12/31/2015	12/31/2014	12/31/2013	12/31/2012	12/31/2011
Present value of defined benefit obligations	2,430,381	2,508,441	2,263,012	2,666,261	2,153,649
Fair value of plan assets	(2,684,736)	(2,745,834)	(2,684,783)	(2,923,483)	(2,384,450)
Surplus	(254,355)	(237,393)	(421,771)	(257,222)	(230,801)
Experience adjustments to plan obligations	(137,859)	189,633	(439,983)	484,524	141,674
Experience adjustments to plan assets	147,728	34,527	(293,159)	456,393	(81,038)

The main actuarial assumptions used were as follows:

	12/31/2015	12/31/2014
Actuarial financing method	Projected unit credit	Projected unit credit
Functional currency	Real (R$)	Real (R$)
Recognition of plan assets	Fair value	Fair value
Amount used as estimate of equity at the end of the year	Best estimate for equity at the end of the fiscal year, obtained based on a projection of the October amounts recorded	Best estimate for equity at the end of the fiscal year, obtained based on a projection of the October amounts recorded
Nominal discount rate	13.43%	12.20%
Inflation rate	5.70%	5.70%
Nominal salary increase rate	6.76%	6.76%
Nominal benefit increase rate	5.70%	5.70%
Rate of return on investments	13.43%	12.20%
General mortality table	Milênio Plan and Healthcare Plan: AT 2000 segregated by gender	Milênio Plan and Healthcare Plan: AT 2000 segregated by gender
	35% and Average Salary Supplementation Plans: AT 2000 segregated by gender (10% smoothed)	35% and Average Salary Supplementation Plans: AT 2000 segregated by gender (10% smoothed)
Disability table	Light Median	Mercer Disability with probabilities multiplied by 2
Disability mortality table	Winklevoss - 1%	Winklevoss - 1%
Turnover table	Millennium plan 5% p.a., nil for DB plans	Millennium plan 3% p.a., nil for DB plans
Retirement age	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan	100% on the first date he/she becomes eligible for programmed retirement benefit under the plan
Household of active participants	95% will be married at the time of retirement, with the wife being 4 years younger than the husband	95% will be married at the time of retirement, with the wife being 4 years younger than the husband

The assumptions related to the mortality table are based on published statistics and mortality tables. These tables represent an average life expectancy in years of employees who retire at the age of 65, as shown below:

	12/31/2015		12/31/2014
	BD Plan (*)	Milênio Plan (*)	BD Plan (*)	Milênio Plan (*)
Longevity at age of 65 for current participants
Male	20.45	19.55	20.45	19.55
Female	23.02	22.17	23.02	22.17

Longevity at age of 65 for current participants who are 40
Male	42.69	41.59	42.69	41.59
Female	46.29	45.30	46.29	45.30

(*) The BD Plan is part of the 35% and Average Salary Supplementation Plan and the Milênio Plan is part of the Mixed Supplementary Benefit Plan.

Allocation of plan assets:

		12/31/2015		12/31/2014
Variable income	25,801	0.96%	38,167	1.61%
Fixed income	2,492,324	92.83%	2,538,297	93.59%
Real estate	124,306	4.63%	112,900	3.24%
Other	42,305	1.58%	56,470	1.56%
Total	2,684,736	100.00%	2,745,834	100.00%

Variable-income assets comprise mainly CSN shares.

Fixed-income assets comprise mostly debentures, Interbank Deposit Certificates (“CDI”) and National Treasury Notes (“NTN-B”).

Real estate refers to buildings appraised by a specialized asset appraisal firm. There are no assets in use by CSN and its subsidiaries.

For the mixed supplementary benefit plan, which has defined contribution components, the expense as of December 31, 2015 was R$29,887 (R$31,053 as of December 31, 2014).

For the defined contribution plan CBSPrev Namisa, the expense in 2015 was R$1,192 (R$1,637 as of December 31, 2014).

For the defined contribution plan CBSPrev, the expense in 2015 was R$4,460 (R$1,959 as of December 31, 2014).

27.d) Expected contributions

No contributions are expected to be paid to the defined benefit plans in 2016.

For the mixed supplementary benefit plan, which includes defined contribution components, contributions of R$30,498 are forecasted to be paid in 2016.

27.e) Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions for the pension plans as of December 31, 2015 is as follows:

                                                                                                                                                                        12/31/2015

	Plan covering 35% of the average salary		Average salary supplementation plan		Mixed supplementary benefit plan (Milênio Plan)
Assumption: Discount rate
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	55	(69)	(188)	134	(945)	966
Effect on present value of obligations	(11,786)	12,640	(54,702)	58,756	(28,598)	31,054

Assumption: Salary growth
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations					500	(425)
Effect on present value of obligations			2	(2)	2,960	(2,516)

Assumption: Mortality table
Sensitivity level	0.5%	-0.5%	0.5%	-0.5%	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	399	(373)	1,521	(1,418)
Effect on present value of obligations	3,109	(2,908)	11,903	(11,099)

Assumption: Benefit adjustment
Sensitivity level	1.0%	-1.0%	1.0%	-1.0%	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	(955)	941	(3,849)	3,752	(434)	432
Effect on present value of obligations	(7,083)	6,981	(28,686)	27,964	(3,948)	3,878

The forecast benefit payments of the defined benefit plans for future years are as follows:

Forecast benefit payments	2015
Year 1	223,969
Year 2	240,938
Year 3	251,011
Year 4	261,150
Year 5	271,337
Next 5 years	1,507,452
Total forecast payments	2,755,857

27.f) Post-employment health care plan

Refers to a healthcare plan created on December 1, 1996 exclusively for former retired employees, pensioners, those who received an amnesty, war veterans, widows of employees who died as a result of on-the-job accidents and former employees who retired on or before March 20, 1997 and their dependents. Since then, the healthcare plan does not allow the inclusion of new beneficiaries. The plan is sponsored by CSN and administered by Caixa Beneficente dos Empregados da Cia. Siderúrgica Nacional - CBS.

The amounts recognized in the balance sheet were determined as follows:

	12/31/2015	12/31/2014
Present value of obligations	489,074	576,480
Liabilities	489,074	576,480

The reconciliation of the healthcare benefit liabilities is as follows:

	12/31/2015	12/31/2014
Actuarial liability at the beginning of the year	576,480	473,966
Cost of current service	67,620	53,707
Sponsor's contributions transferred in prior year	(57,525)	(46,191)
Recognition of (gain)/loss for the year	(97,501)	94,998
Actuarial liability at the end of the year	489,074	576,480

For the post-employment healthcare benefit plan, the expense as of December 31, 2015 was R$56,838 (R$54,319 as of December 31, 2014).

The actuarial gains and losses recognized in shareholders' equity are as follows:

	12/31/2015	12/31/2014
Actuarial gain (loss) on obligation	(97,501)	94,998
Gain (loss) recognized in shareholders' equity	(97,501)	94,998

The history of actuarial gains and losses is as follows:

	12/31/2015	12/31/2014	12/31/2013	12/31/2012	12/31/2011
Present value of defined benefit obligation	489,074	576,480	473,966	547,652	457,377
Deficit	489,074	576,480	473,966	547,652	457,377
Experience adjustments to plan obligations	(97,501)	94,998	(88,159)	77,182	84,575

The weighted average life expectancy based on the mortality table used to determined actuarial obligations is as follows:

	12/31/2015	12/31/2014
Longevity at age of 65 for current participants
Male	19.55	19.55
Female	22.17	22.17

Longevity at age of 65 for current participants who are 40
Male	41.59	41.59
Female	45.30	45.30

The actuarial assumptions used for calculating postemployment healthcare benefits were:

	12/31/2015	12/31/2014
Biometrics
General mortality table	AT 2000 segregated by gender	AT 2000 segregated by gender
Turnover	N/A	n/a
Household	Actual household	Actual household

Financial
Actuarial nominal discount rate	13.43%	12.20%
Inflation	5.70%	5.70%
Nominal increase in medical cost based on age	6,23% - 8,87%	6.23% - 8.87%
Nominal medical costs growth rate	8.87%	8.87%
Average medical cost	515.37	417.12

27.g) Sensitivity analysis

The quantitative sensitivity analysis regarding the significant assumptions for the postemployment healthcare plans as of December 31, 2015 is as follows:

		12/31/2015
	Healthcare Plan
	Assumption: Discount rate
Sensitivity level	0.5%	-0.5%
Effect on current service cost and on interest on actuarial obligations	119	(159)
Effect on present value of obligations	(16,615)	17,905

	Assumption: Medical Inflation
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	5,449	(4,750)
Effect on present value of obligations	40,673	(35,471)

	Assumption: Mortality table
Sensitivity level	1.0%	-1.0%
Effect on current service cost and on interest on actuarial obligations	(3,084)	3,184
Effect on present value of obligations	(22,967)	23,708

The forecast benefit payments of the postemployment healthcare plans for future years are as follows:

Forecast benefit payments	2015
Year 1	49,755
Year 2	51,975
Year 3	54,141
Year 4	56,219
Year 5	58,180
Next 5 years	314,470
Total forecast payments	584,740

28.   GUARANTEES

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Other		Total
			12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Transnordestina Logísitca	R$	Up to 19/09/2056 and indefinite	2,544,600	2,451,682	39,559	38,766	5,991	5,975	2,590,150	2,496,423
FTL - Ferrovia Transnordestina	R$	15/11/2020	81,700	140,550			450	142	82,150	140,692
CSN Cimentos (*)						26,423		39,776		66,199
Cia Metalurgica Prada	R$	Minute 10/02/2016 and indefinite			333	10,133	19,340	19,340	19,673	29,473
CSN Energia	R$	Indefinite			2,829	2,829			2,829	2,829
Congonhas Minérios	R$	9/22/2022	2,000,000	2,000,000					2,000,000	2,000,000
Fundação CSN	R$	Indefinite	1,003	1,003					1,003	1,003
Estanho de Rondônia								106		106
Outros (**)	R$	1/1/2016	12,000						12,000

Total in R$			4,639,303	4,593,235	42,721	78,151	25,781	65,339	4,707,805	4,736,725
CSN Islands IX				400,000						400,000
CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000
CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000
CSN Resources	US$	7/21/2020	1,200,000	1,200,000					1,200,000	1,200,000
CSN Handel				100,000						100,000
Total in US$			2,950,000	3,450,000					2,950,000	3,450,000

CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000
Lusosider Aços Planos	EUR	Perpetual	25,000	25,000					25,000	25,000
Total in EUR			145,000	145,000					145,000	145,000
Total in R$			12,135,468	9,631,805					12,135,468	9,631,805
			16,774,771	14,225,040	42,721	78,151	25,781	65,339	16,843,273	14,368,530

(*) Company incorporated in May 2015.

(**) Guarantees for the subsidiaries Companhia Metalurgica Prada, Cia Metalic Nordeste, Sepetiba Tecon, Nacional Minérios, CSN Energia and Ersa.

29.   COMMITMENTS

29.a) Take-or-pay contracts

As of December 31, 2015 and 2014, the Company was a party to take-or-pay contracts as shown in the following table:

	Payments in the period (in millions of R$)
Type of service	2014	2015	2016	2017	2018	2019	After 2019	Total
Transportation of iron ore, coal, coke, steel products, cement and mining products.	263,266	197,646	624,459	595,951	595,951	595,951	3,916,115	6,328,427
Unloading, storage, movement, loading and railroad transportation services.	5,570
Supply of power, natural gas, oxygen, nitrogen, argon and iron ore pellets.	1,011,416	1,023,465	342,817	32,205	32,205	32,205	64,409	503,841
Processing of slag generated during pig iron and steel production	49,739	104,013	18,743	8,507	8,507	7,074	22,988	65,819
Manufacturing, repair, recovery and production of ingot casting machine units.	40,250	127,776	2,885					2,885
	1,370,241	1,452,900	988,904	636,663	636,663	635,230	4,003,512	6,900,972

29.b) Concession agreements

Minimum future payments related to government concessions as of December 31, 2015 fall due according to the schedule set out in the following table:

Concession	Type of service	2016	2017	2018	2019	After 2019	Total
FTL (Ferrovia Transnordestina Logística)	30-year concession granted on December 31, 1997, renewable for another 30 years, to develop public service and operating the railway system in northeastern Brazil. The northeastern railway system covers 4238 kilometers of railway network and operates in Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	8,229	8,229	8,229	8,229	65,832	98,748
Tecar	Concession to operate the TECAR, a solid bulk terminal, one of the four terminals that make up the Port of Itaguai, located in Rio de Janeiro. The concession had an anticipated renewal and it will expires in 2047.	125,326	125,326	125,326	125,326	3,509,116	4,010,420
Tecon	25-year concession started in July 2001, renewable for another 25 years to operate the container terminal at the Port of Itaguai.	27,927	27,927	27,927	27,927	181,523	293,231
		161,482	161,482	161,482	161,482	3,756,471	4,402,399

29.c) Projects and other commitments

•                     Transnordestina project

The Transnordestina project includes building 1,753 km of new, next-generation, wide-gauge tracks. The project posts a 55% progress and completion is estimated for 2017 (completion period currently under review and discussion with the responsible agencies). The Company expects that the investments will permit Transnordestina Logística S.A. to transport of several products, such as iron ore, limestone, soy, cotton, sugarcane, fertilizers, oil, and fuel. The concessionaire of the Transnordestina project holds the concession through no longer than 2057, and can be terminated before this date if the minimum return agreed with the Government is reached. Transnordestina has already obtained the required environmental permits, purchased part of the equipment, contracted some of the services, and in certain regions the project is at an advanced implementation stage.

The sources of financing for the project are: (i) financing granted by Banco do Nordeste/ FNE and the BNDES, (ii) debentures issued by FDNE, (iii) Permanent Track Use contracts, and (iv) interest in the capital of CSN and public shareholders. The approved construction investment is R$7,542,000 and the balance of disbursable funds will be adjusted using the IPCA as from April 2012. Should additional funds be required, they will be provided by CSN and/or third parties under Permanent Track Use contracts.

The budget to conclude the project is under review, currently it is being analyzed by the competent agencies (shareholders), and it is expected that the reviewed budget will be as follows: Missão Velha-Salgueiro: R$0.4 billion, Salgueiro-Trindade: R$0.7 billion, Trindade-Eliseu Martins: R$2.4 billion, Missão Velha-Porto de Pecém: R$3 billion, Salgueiro-Porto de Suape: R$4.7 billion, amounting R$ 11.2 billion.

The Company guarantees 100% of TLSA’s financing granted by Banco do Nordeste/FNE and the BNDES, and 50.97% of the debentures issued by FDNE (includes the corporate guarantee of 48.47%, a collateral letter of 1.25% issued to BNB and the corporate guarantee of 1.25% pledged to BNB). Under the FDNE charter, approved by Federal Decree 6,952/2009, and the Investment Agreement entered into with the public shareholders/ financiers, 50% of the debentures should be converted into TLSA shares.

30.   INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the CSN Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Life and Casualty, Health Coverage, Fleet Vehicles, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, naming Risks, Export Credit, Performance Bond and Port Operator’s Civil Liability.

In 2015, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from September 30, 2015 to September 30, 2016. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600,000,000 and covers the following units and subsidiaries of the Company:  Presidente Vargas, Congonhas Minérios, CSN Handel and Namisa Handel. CSN takes responsibility for a range of retention of US$375 million in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not audited by our independent auditors.

31.   ADDITIONAL INFORMATION TO CASH FLOWS

In 2015, the Company incorporated the subsidiary CSN Cement and realized the drop down of Casa the Pedra, Tecar, investment in Namisa and MRS assets. Part of the net assets, shown in note 9, is not included in the statement of cash flows.

 In addition, the following table provides additional information on transactions related to the statement of cash flows:

		Consolidated		Parent Company
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Income tax and social contribution paid	134,920	98,040	120,075	20,470
Addition to PP&E with interest capitalization	166,366	165,789	160,777	165,789
Acquisition of fixed assets without adding cash	566,413		566,413
Capital reduction with no cash effect			60,038
Capitalization from advance to future capital increase	3,229		61,486
Capital increase without cash effect			331,869
	870,928	263,829	1,300,658	186,259

32.   COMPREHENSIVE INCOME STATEMENT

		Consolidated		Parent Company
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
(Loss) Profit for the period	1,615,951	(112,267)	1,617,793	(105,218)
Other comprehensive income
Items that will not be subsequently reclassified to the statement of income
Actuarial gains on the defined benefit plan from investments in subsidiaries, net of taxes	230	2,221	(722)	2,243
Actuarial (losses) gains on defined benefit pension plan	92,221	(95,175)	93,663	(95,208)
Income tax and social contribution on actuarial (losses) gains on defined benefit pension plan	372	32,360	(118)	32,371
	92,823	(60,594)	92,823	(60,594)
Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	530,540	28,227	530,540	28,227
Available-for-sale assets	(969,701)	(971,808)	(938,160)	(971,251)
Income tax and social contribution on available-for-sale assets	174,166	330,415	163,442	330,225
Available-for-sale assets from investments in subsidiaries, net of taxes			(20,817)	3,347
Impairment of available-for-sale assets	555,298	205,000	555,298	199,372
Income tax and social contribution on impairment of available-for-sale assets	(33,269)	(69,700)	(33,269)	(67,786)
(Loss) gain on percentage change in investments	1,980	(73,754)	1,980	(73,754)
(Loss) gain on cash flow hedge accounting	(1,399,457)	(120,633)	(1,399,457)	(120,633)
Income tax and social contribution on (loss) gain on cash flow hedge accounting	117,865	41,015	117,865	41,015
(Loss) gain on hedge of net investments in foreign subsidiaries			(20,148)
(Loss) on net investment hedge	(20,148)
	(1,042,726)	(631,238)	(1,042,726)	(631,238)

	(949,903)	(691,832)	(949,903)	(691,832)

Total comprehensive income for the period	666,048	(804,099)	667,890	(797,050)

Attributable to:
Owners of the Company	667,890	(797,050)	667,890	(797,050)
Non-controlling interests	(1,842)	(7,049)
	666,048	(804,099)	667,890	(797,050)

33.     SUBSEQUENT EVENTS

• Usiminas

As of March 2016, the Usiminas’ Board of Directors approved a capital increase amounting to R$64,882, through the Issuance of 50,689,310 preferred shares. Consequently, on April 22, 2016 CSN exercised its right of subscription, paying R$11,603 by 9,064,856 preferred shares.

The Usiminas’ Board of Directors approved in April 2016 an increase in its share capital amounting to R$1,000,000, through the issuance of 200,000,000 new common shares, with a deadline for exercising the preferential right to acquire the said shares up to May 23, 2016. On May 20, 2016 the Company exercised its preferential right of subscription, paying R$178,832 by 35,766,351 common shares. This capital increase was approved in the Extraordinary General Meeting of Usiminas held on July 19, 2016. The company continues to evaluate alternatives related to the investment in Usiminas, including additional purchases of shares.

On April 28, 2016, CSN elected, for two years term of office, two fixed and two alternate members in the Usiminas’ Board of Directors and, for one year term, one fixed and one alternate member in the Usiminas’ Fiscal Committee. The election was made possible through the flexibility and exceptional decision from CADE (Administrative Council for Economic Defense) in relation to the TCD (Performance Commitment Agreement) signed by CSN and the said Council in

2014. The mentioned decision´s flexibility was approved by the majority of CADE's Board at the meeting on 27 April 2016.

• Conduct Adjustment Agreement

On April 12, 2016 CSN entered into a Conduct Adjustment Agreement with the Environment Department of the State of Rio de Janeiro, the Environment Control Commission of the State of Rio de Janeiro and the Environment Institute of the State of Rio de Janeiro (INEA) comprising the resolution of all pending environmental issues related to the Presidente Vargas Steelworks (UPV), thereby ensuring the continuation of its operations. By September 2017, CSN will invest R$178 million in production process improvements and will pay R$22 million to INEA to be used in environmental programs in Volta Redonda region.

• Metalic Discontinued Operations

The Company signed on August 23, 2016 an agreement to sell its subsidiary Cia. Metalic do Nordeste at a base value of US$98 million, subject to certain adjustments. The closing is dependent upon certain precedent conditions contractually established as usual in transactions of this nature. The completion of the sale is expected to occur during the fourth quarter of 2016.

• CGPar business combination

On September 30, 2016 the Company acquired the remaining 50% of equity interest of its joint-venture CGPar. Under this acquisition, the Company acquired the majority control of CGPar.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS’ REPORT ON FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

São Paulo – SP

We have audited the accompanying individual and consolidated financial statements of Companhia Siderúrgica Nacional (“the Company”), identified as Parent and Consolidated, respectively, which comprise the balance sheet as of December 31, 2015, and the related statements of income, comprehensive income, changes in equity and of cash flows for the year then ended, and a summary of significant accounting policies, and other explanatory information.

Managements’ responsibility for the financial statements

The Company’s management is responsible for the preparation  and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and in accordance with International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Companhia Siderúrgica Nacional as of December 31, 2015, its individual and consolidated financial performance and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil and with International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB.

Emphasis of matter

Restatement of financial statements

We have issued our audit report on March 28, 2016, without modifications, on the Company´s individual and consolidated financial statements, which are being restated. As described in note 2.a.b) to the financial statements, the financial statements were adjusted and are being restated to reflect a change in interpretation in respect to the application of CPC15 (R1) / IFRS 3 – “Business Combination”, as part of the business combination of the subsidiary Congonhas Minérios S.A. Our opinion remains unqualified.

Restatement of prior year financial information

The individual and consolidated values, related to the balance sheet as of December 31, 2014 and the statement of cash flows for the year then ended, presented for comparative purposes, are being restated due to the matter described in note 2.a.a).

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added (“DVA”) for the year ended December 31, 2015, prepared under the responsibility of the Company’s Management, the presentation of which is required by Brazilian Corporate Law for publicly-traded companies, supplemental information for IFRS, which do not require the presentation of DVA. These statements, which were amended and are being restated to reflect the adjustments described in note 2.a.b) to the financial statements, were subject to the same auditing procedures described above, and, based on our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, November 14, 2016

DELOITTE TOUCHE TOHMATSU	Gilberto Grandolpho
Auditores Independentes	Engagement Partner

Opinions and Statements / Opinion of the Supervisory Board or Equivalent Body

Date: November 10, 2016, Report No. 135

The Audit Committee, management and the Company’s independent auditors reviewed the proposal of restatement and voluntary republication of the Company's Financial Statements for the fiscal year ended December 31, 2015 due to a change in the interpretation of application of the accounting standards CPC15/IFRS3 – Business Combination. The discussions held by the Company’s management and its independent auditors related to the accounting procedure to recognize the non-controlling interests of Congonhas Minérios S.A. in the company’s consolidated financial statements were reported, as well as the process of audit completion of the Company’s financial statements as of and for the fiscal year ended December 31, 2015 being restated.

After reviewing and discussing the audited financial statements and the Annual Management Report, the Audit Committee concluded that the reports mentioned above are, in all relevant aspects, fairly presented and decided to recommend to the Board of Directors that these audited financial statements as of and for the fiscal year ended December 31, 2015 to be restated/republished and submitted to the General Meeting approval

Antonio Bernardo Vieira Maia

Fernando Perrone

Claudia Maria Sarti – secretary

STATEMENT OF DIRECTORS ON THE FINANCIAL STATEMENTS

As the Executive Directors of the Companhia Siderurgica Nacional, we declare pursuant to Article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that we reviewed, discussed and agreed to the Financial Statements ended at December 31, 2015

São Paulo, November 14, 2016.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Director

____________________________________________

David Moise Salama

Executive Director of Investors Relations

____________________________________________

Fábio Eduardo de Pieri Spina

Executive Director

____________________________________________

Pedro Gutemberg Quariguasii Netto

Executive Director

STATEMENT OF DIRECTORS ON AUDITORS´REPORT

As the Executive Directors of the Companhia Siderurgica Nacional, we declare pursuant to Article 25, paragraph 1, item V of CVM Instruction 480 of December 7, 2009, that we reviewed, discussed and agreed to the Financial Statements ended at December 31, 2015.

São Paulo, November 14, 2016.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Director

____________________________________________

David Moise Salama

Executive Director of Investors Relations

____________________________________________

Fábio Eduardo de Pieri Spina

Executive Director

____________________________________________

Pedro Gutemberg Quariguasii Netto

Executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 14, 2016

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.